As filed with the Securities and Exchange Commission on July 8, 2005

Registration No. 333-123571

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MEDCO HEALTH SOLUTIONS, INC.

(Exact name of registrant as specified in its certificate of incorporation)

Delaware	5912	22-3461740
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

100 Parsons Pond Drive

Franklin Lakes, New Jersey 07417

(201) 269-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David S. Machlowitz, Esq.

100 Parsons Pond Drive

Franklin Lakes, New Jersey 07417

(201) 269-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Ann Bailen Fisher, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Tel: (212) 558-4000 Fax: (212) 558-3588	Thomas W. Bell, Jr., Esq. Accredo Health, Incorporated 1640 Century Center Parkway Memphis, Tennessee 38134 Tel: (901) 385-3688 Fax: (901) 385-3689	Peter C. November, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Tel: (404) 881-7000 Fax: (404) 881-7777

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Medco may not issue the securities being offered by this document until the registration statement filed with the Securities and Exchange Commission, of which this document is part, is declared effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is prohibited.

PROSPECTUS OF MEDCO HEALTH SOLUTIONS, INC.	PROXY STATEMENT OF ACCREDO HEALTH, INCORPORATED

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

July 8, 2005

Dear Accredo Stockholder:

The board of directors of Accredo Health, Incorporated has approved an agreement and plan of merger, dated as of February 22, 2005, by and among Accredo, Medco Health Solutions, Inc. and Raptor Merger Sub, Inc., pursuant to which Medco will acquire Accredo.

A special meeting of Accredo stockholders is scheduled to be held 10:00 a.m., central time, on Wednesday, August 17, 2005, at the Accredo offices at 7420 Goodlett Farms Parkway, Suite 110, Cordova, Tennessee 38016. At the Accredo special meeting, Accredo stockholders will be asked to adopt the merger agreement. All holders of outstanding shares of Accredo’s common stock, par value $.01 per share, as of the close of business on June 30, 2005 are entitled to notice of and to vote at the special meeting.

Pursuant to the merger agreement, if the proposed merger is completed, Accredo will merge with and into Raptor Merger Sub, a wholly-owned subsidiary of Medco, and Accredo’s operations will continue as a wholly-owned subsidiary of Medco. If the merger is completed, each outstanding share of Accredo common stock will be converted into the right to receive $22.00 in cash plus 0.49107 of a share of Medco common stock, subject to adjustment in certain circumstances based on the value of Medco’s common stock as described in the accompanying document. Based on the closing price of $43.43 per share of Medco common stock on the New York Stock Exchange, or NYSE, on February 22, 2005, the last trading day before public announcement of the merger, this per share consideration gave the total merger consideration a value of approximately $43.33 per Accredo share. Based on the closing price of $50.85 per share of Medco common stock on the NYSE on July 7, 2005, the latest practicable date before the printing of this document, the total merger consideration had a value of approximately $47.00 per Accredo share. Accredo stockholders will recognize gain but not loss on the payment of the cash portion of the merger consideration for U.S. federal income tax purposes, but the payment of the equity portion of the transaction is expected to be tax-free to Accredo stockholders.

Accredo’s board of directors has approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by it are advisable, fair to and in the best interests of the stockholders of Accredo. This approval was unanimous by the members of the Accredo board of directors present at the meeting. Accordingly, Accredo’s board of directors recommends that Accredo stockholders vote FOR the adoption of the merger agreement.

YOUR VOTE IS VERY IMPORTANT. It is a condition to the consummation of the merger that the stockholders of Accredo adopt the merger agreement. Whether or not you plan to attend the meeting, it is important that your shares be represented. Your failure to vote will have the same effect as a vote against adoption of the merger agreement. Therefore, we urge you to sign, date and promptly return the enclosed proxy in the enclosed postage paid envelope. If you attend the meeting, you will, of course, have the right to vote in person.

This document provides you with detailed information about the proposed merger. We encourage you to read the entire document carefully. Please pay particular attention to the “ Risk Factors” beginning on page 21 for a discussion of the risks related to the merger and owning Medco common stock after the merger.

Sincerely,

David D. Stevens

Chairman of the Board

and Chief Executive Officer

Accredo Health, Incorporated

Accredo common stock is quoted on the Nasdaq national market system under the symbol “ACDO”. Medco common stock is listed on the NYSE under the symbol “MHS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be delivered in connection with the merger or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated July 8, 2005 and is expected to be first mailed to Accredo’s stockholders on or about July 13, 2005.

REFERENCE TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Accredo and Medco from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You may obtain documents related to Accredo and Medco that are incorporated by reference into this document, without charge, by requesting them in writing or by telephone from the Secretary of the applicable company, or by accessing the Internet website of the applicable company that is noted below.

Accredo Health, Incorporated 1640 Century Center Parkway Memphis, Tennessee 38134 (901) 385-3688 www.accredohealth.com	Medco Health Solutions, Inc. 100 Parsons Pond Drive Franklin Lakes, New Jersey 07417 (201) 269-3400 www.medco.com
(The website addresses are for information only and are not intended to be an active link or to incorporate any website information into this document.)

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

In order to receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than August 5, 2005.

See “Where You Can Find More Information” beginning on page 120.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed by Medco with the Securities and Exchange Commission (which is referred to in this document as the SEC), constitutes a prospectus of Medco under Section 5 of the Securities Act of 1933, as amended (which is referred to in this document as the Securities Act), with respect to the shares of Medco common stock to be delivered to the holders of Accredo common stock in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (which is referred to in this document as the Exchange Act), and the rules thereunder, and a notice of meeting with respect to the Accredo special meeting of stockholders, at which the holders of Accredo common stock will consider and vote on the adoption of the merger agreement.

ACCREDO HEALTH, INCORPORATED

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD AUGUST 17, 2005

To Accredo Stockholders:

NOTICE IS HEREBY GIVEN that we will hold a special meeting of stockholders of Accredo Health, Incorporated at 10:00 a.m., central time, on Wednesday, August 17, 2005, at the Accredo offices at 7420 Goodlett Farms Parkway, Suite 110, Cordova, Tennessee 38016, for the following purposes:

1.	To consider and vote on a proposal to adopt an agreement and plan of merger, dated as of February 22, 2005, by and among Accredo, Medco Health Solutions, Inc. and Raptor Merger Sub, Inc.;

2.	To adjourn the meeting, if necessary, to permit further solicitation of proxies, in the event that there are not sufficient votes at the time of the meeting to adopt the merger agreement; and

3.	To consider and act on any other business that may properly come before the special meeting and any adjournments or postponements of the special meeting.

The accompanying document describes the merger agreement and the proposed transaction in detail and includes, as Appendix A, the complete text of the merger agreement. We urge you to carefully read these materials for a description of the merger agreement and the proposed transaction.

Only stockholders of record at the close of business on June 30, 2005 are entitled to notice of and to vote at the meeting and any adjournments of the meeting. Accredo will keep at its offices in Memphis, Tennessee a list of stockholders entitled to vote at the meeting and make it available for inspection for any purpose relevant to the meeting during normal business hours for the 10 days before the meeting.

Your proxy is very important. Your proxy is being solicited by the Accredo board of directors. The merger agreement must be adopted by the Accredo stockholders in order for the proposed transaction to be consummated. Your failure to vote will have the same effect as a vote against adoption of the merger agreement. Whether or not you expect to attend the meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the postage paid envelope. It requires no postage if mailed in the United States. If you return your proxy and choose to attend the special meeting, you may revoke your proxy by voting at the special meeting.

Under Delaware law, if the proposed transaction is completed, Accredo stockholders of record who do not vote to adopt the merger agreement and follow the procedures set forth in detail in the accompanying document will be entitled to exercise appraisal rights and obtain payment for the judicially determined fair value of their shares of Accredo common stock, rather than the consideration to be received pursuant to the merger agreement.

Accredo’s board of directors has approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by it are advisable, fair to and in the best interests of the stockholders of Accredo. This approval was unanimous by the members of the Accredo board of directors present at the meeting. Accordingly, Accredo’s board of directors recommends that Accredo stockholders vote FOR the adoption of the merger agreement.

By Order of the Board of Directors,

Thomas W. Bell, Jr.

General Counsel and Secretary

Accredo Health, Incorporated

Memphis, Tennessee

July 8, 2005

YOU CAN VOTE IN ONE OF FOUR WAYS:

(1)	Attend the special meeting and cast your vote in person;

(2)	Use the toll-free telephone number on your proxy card to vote by phone;

(3)	Visit the website noted on your proxy card to vote via the Internet; or

(4)	Sign, date and return your proxy card in the enclosed envelope to vote by mail.

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ACCREDO SPECIAL MEETING	1

SUMMARY	4
The Companies	4
As a Result of the Merger, Accredo Will Cease to Exist	4
In the Merger You Will Have the Right to Receive $22.00 and 0.49107 of a Share of Medco Common Stock per Share of Accredo Common Stock that You Hold, Subject to Adjustment	5
The Accredo Board of Directors Recommends that Holders of Accredo Common Stock Vote to Adopt the Merger Agreement	5
Raymond James & Associates, Inc. Has Provided an Opinion to the Accredo Board of Directors	6
Treatment of Accredo Stock Options and Stock-Based Awards	6
Accredo’s Executive Officers and Directors Have Interests in the Merger that Differ from, or are in Addition to, Your Interests in the Merger	6
Material U.S. Federal Income Tax Consequences of the Merger	6
Anticipated Accounting Treatment	7
Regulatory Matters Related to the Merger	7
Medco and Accredo Expect that the Merger Will be Completed in Mid-2005	7
You Are Entitled to Rights of Appraisal if You Dissent From the Merger	7
The Merger Agreement	7
Acquisition Proposals	8
There Are Conditions That Must be Satisfied or Waived Before Medco and Accredo are Required to Complete the Merger	8
Medco or Accredo May Terminate the Merger Agreement in Some Circumstances	10
Accredo Will Be Required to Pay a Termination Fee to Medco Under Some Circumstances if the Merger Agreement is Terminated	11
Comparison of Stockholder Rights	12

SELECTED HISTORICAL FINANCIAL DATA OF MEDCO	13

SELECTED HISTORICAL FINANCIAL DATA OF ACCREDO	15

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND UNAUDITED PER SHARE DATA	17

UNAUDITED COMPARATIVE PER SHARE DATA	18

COMPARATIVE MARKET DATA	19

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION	20

RISK FACTORS	21
Risk Factors Relating to the Merger	21
Risk Factors Relating to Accredo’s Business Following the Merger	23
Risk Factors Relating to Medco Following the Merger	31

THE MERGER	45
Background of the Merger	45
Medco’s Reasons for the Merger	49
Accredo’s Reasons for the Merger	51
Recommendation of the Accredo Board of Directors	53
Opinion of Accredo’s Financial Advisor	53
Interests of Accredo Executive Officers and Directors in the Merger	59
Material U.S. Federal Income Tax Consequences of the Merger	60

i

ii

Page
Dividends	112
Appraisal Rights	112
Number and Qualification of Directors	112
Filling Vacancies on the Board of Directors	113
Removal of Directors	114
Limitation of Personal Liability of Directors and Officers	114
Indemnification of Directors and Officers	115
Derivative Action	116
Anti-Takeover and Ownership Provisions	116
Voluntary Dissolution	117

EXPERTS	118

LEGAL MATTERS	118

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	119

FUTURE STOCKHOLDER PROPOSALS	120

WHERE YOU CAN FIND MORE INFORMATION	120

ANNEX A: AGREEMENT AND PLAN OF MERGER AMONG MEDCO HEALTH SOLUTIONS, INC., ACCREDO HEALTH, INCORPORATED AND RAPTOR MERGER SUB, INC., DATED AS OF FEBRUARY 22, 2005.

ANNEX B: FAIRNESS OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

ANNEX C: SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

iii

The following are some of the questions that you, as a stockholder of Accredo, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document and are qualified in their entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this document in its entirety prior to making any decision as to your Accredo common stock.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ACCREDO SPECIAL MEETING

Q1:	What is the purpose of the Accredo special meeting? What am I voting on?

A1:	The purpose of the special meeting is to consider and vote upon adoption of the agreement and plan of merger, dated as of February 22, 2005 (which is referred to in this document as the merger agreement), among Medco, Accredo and Raptor Merger Sub, Inc., a newly formed, direct and wholly-owned subsidiary of Medco (which is referred to in this document as Merger Sub).

Q2.	Why are these proxy materials being sent to Accredo stockholders?

A2:	This document is being provided by Accredo and Medco to provide you information regarding the proposed merger and the Medco common stock to be received in the merger, the Accredo special meeting and the respective companies. The enclosed proxy is solicited by and on behalf of the Accredo board of directors for use at the special meeting of Accredo stockholders.

Q3.	When and where is the Accredo special meeting?

A3:	The Accredo special meeting is scheduled to be held at 10:00 a.m., central time, on Wednesday, August 17, 2005, at the Accredo offices at 7420 Goodlett Farms Parkway, Suite 110, Cordova, Tennessee 38016.

Q4:	Who is entitled to vote at the Accredo special meeting?

A4:	Accredo stockholders of record at the close of business on June 30, 2005, the record date for the Accredo special meeting, are entitled to receive notice of and to vote on the adoption of the merger agreement at the special meeting and any adjournments or postponements of the special meeting. However, an Accredo stockholder may only vote his or her shares if he or she is either present in person or represented by proxy at the Accredo special meeting.

Q5:	How do I vote?

A5:	After carefully reading and considering the information contained in this document, please submit your proxy by telephone or Internet in accordance with the instructions set forth on the enclosed proxy card, or fill out, sign, date and mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. You also may vote by attending the special meeting. For detailed information please see “Information about the Accredo Special Meeting” on page 100.

Q6:	How many votes do I have?

A6:	Each share of Accredo common stock that you own as of the record date entitles you to one vote. On June 30, 2005, there were 49,708,365 outstanding shares of Accredo common stock. As of the record date, Accredo directors and executive officers and their affiliates owned approximately 2.3% of the outstanding shares of Accredo common stock.

Q7:	What constitutes a quorum at the Accredo special meeting?

A7:	The presence of the holders of record of a majority of the issued and outstanding shares entitled to vote at the Accredo special meeting constitutes a quorum. Presence may be in person or by proxy. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or Internet, or if you attend the special meeting.

Q8:	What vote is required to adopt the merger agreement? What is the effect of not voting?

A8:	The affirmative vote of the holders of at least a majority of the outstanding shares of Accredo common stock that are entitled to vote is required to adopt the merger agreement.

Because the affirmative vote required to adopt the merger agreement is based upon the total number of outstanding shares of Accredo common stock, the failure to vote (whether by proxy, telephone, Internet or in person) will have the same effect as a vote against adoption of the merger agreement. Brokers holding shares of Accredo common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners of those shares, so the failure to provide voting instructions to your broker (commonly referred to as a broker non-vote) also will have the same effect as a vote against the merger.

Q9:	What is the recommendation of the Accredo board of directors?

A9:	The Accredo board of directors recommends a vote FOR the adoption of the merger agreement.

Q10:	What if I return my proxy but do not mark it to show how I am voting?

A10:	If your proxy card is signed and returned without specifying your choices, your shares will be voted according to the recommendation of the Accredo board of directors.

Q11:	Can I change my vote after I have submitted a proxy by telephone or Internet or mailed my signed proxy card?

A11:	Yes. You can change your vote by revoking your proxy at any time before it is exercised at the Accredo special meeting. You can revoke your proxy in one of four ways:

•	notify Accredo’s corporate secretary in writing before the special meeting that you are revoking your proxy;

•	submit another proxy with a later date;

•	vote again by telephone or the Internet; or

•	vote in person at the special meeting.

Q12:	If I want to attend the special meeting, what do I do?

A12:	You must come to the Accredo offices at 7420 Goodlett Farms Parkway, Suite 110, Cordova, Tennessee 38016 at 10:00 a.m., central time, on Wednesday, August 17, 2005. For further information please see “Information about the Accredo Special Meeting” on page 100.

Q13:	Should I send in my stock certificates now?

A13:

No. If you hold any Accredo stock certificates at the time of the closing of the merger, you will receive written instructions for exchanging those Accredo stock certificates for the cash and certificates representing shares of Medco common stock included in the merger consideration to which you are entitled. You may not have received any stock certificates because your shares of Accredo common stock were held in global form through a depositary. The written instructions you will receive also will advise you what to do if your shares are held in global form. See “The Merger Agreement—Merger Consideration” beginning on page 65.

Q14:	How will Accredo stockholders receive the merger consideration?

A14:	Following the merger, you will receive a letter of transmittal and instructions on how to obtain the shares of Medco common stock and cash to which you are entitled in exchange for your Accredo common stock. You must return the completed letter of transmittal and your Accredo stock certificates (if applicable) as described in the instructions, and you will receive the merger consideration as soon as practicable after the exchange agent receives your completed letter of transmittal and Accredo stock certificates (if applicable). If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to the exchange agent.

Q15:	When do you expect to complete the merger?

A15:	Medco and Accredo are working to complete the merger as quickly as possible. Medco and Accredo currently anticipate that the merger will be completed as promptly as practicable after the special meeting.

Q16:	What are the material U.S. federal income tax consequences of the merger to me?

A16:	The completion of the merger is conditioned on the receipt by Accredo and Medco of tax opinions from their respective counsel dated as of the effective date of the merger to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in this document as the Internal Revenue Code. For further information concerning U.S. federal income tax consequences of the merger, please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60.

Tax matters are very complicated and the consequences of the merger to any particular Accredo stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Q17:	Will I have appraisal rights as a result of the merger?

A17:	Yes. In order to exercise your appraisal rights, you must follow the requirements of Delaware law. A copy of the applicable Delaware statutory provision is included as Annex C of this document, and a summary of this provision can be found under “Dissenters’ Rights to Appraisal” beginning on page 63.

Q18:	Who can help answer my additional questions about the merger or the Accredo special meeting?

A18:	If you have questions about the merger or the special meeting, you should contact:

Kerry Finney, Investor Relations

Accredo Health, Incorporated

1640 Century Center Parkway

Memphis, Tennessee 38134

(901) 381-7442

KFinney@AccredoHealth.com

SUMMARY

This summary highlights selected information about the merger that is included in more detail elsewhere in this document and does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this document refers for a more complete understanding of the matters being considered at the special meeting. See “Where You Can Find More Information” beginning on page 120. Unless we have stated otherwise, all references in this document to Accredo are to Accredo Health, Incorporated, all references to Medco are to Medco Health Solutions, Inc., all references to Merger Sub are to Raptor Merger Sub, Inc., and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of February 22, 2005, among Accredo, Medco and Merger Sub, a copy of which is included as Annex A to this document.

The Companies (Page 86)

Accredo. Accredo was incorporated in 1996 under the laws of the State of Delaware. Its principal executive offices are located at 1640 Century Center Parkway, Suite 101, Memphis, Tennessee 38134, and its telephone number at that address is 901-385-3688. Accredo maintains an Internet website at http://www.accredohealth.com. (This website address is for information only and is not intended to be an active link or to incorporate any website information into this document.)

Accredo is one of the nation’s largest specialty pharmacy services providers, offering a limited number of high cost drugs for the recurring treatment of chronic and potentially life threatening diseases and related services. Accredo’s services include specialty retail pharmacy services, clinical services, reimbursement services and delivery services. It primarily provides overnight, temperature-controlled delivery of all drugs and supplies necessary for patients to self-administer their drug dosages safely and effectively in the privacy of their homes.

Medco. Medco was formed as a limited liability company on August 26, 1996, but its predecessor was formed in 1983 and was acquired by Merck & Co., Inc (which is referred to in this document as Merck) in 1993. Medco converted from a limited liability company to a corporation on May 21, 2002 and was spun off by Merck as a separate publicly traded enterprise on August 19, 2003. Its principal executive offices are located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417, and its telephone number at that address is 201-269-3400. Medco maintains an Internet website at http://www.medco.com. (This website address is for information only and is not intended to be an active link or to incorporate any website information into this document.)

Medco ranks among the largest pharmacy benefit managers in the U.S. It provides prescription drug benefit services to the members of its clients’ prescription benefit plans. Medco’s programs and services help its clients moderate the cost and enhance the quality of the prescription drug benefits it offers to its clients’ members. Medco accomplishes this by providing pharmacy benefit management services through its mail order pharmacies and its national networks of retail pharmacies. Medco has clients in each of the major industry categories, including: Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans.

As a Result of the Merger, Accredo Will Cease to Exist (Page 65)

The merger agreement provides for the merger of Accredo with and into Merger Sub, a wholly-owned subsidiary of Medco. The separate corporate existence of Accredo will cease upon completion of the merger, and all of its rights, privileges, powers and franchises will become those of Merger Sub. Merger Sub will be the surviving corporation in the merger, and the separate corporate existence of Merger Sub will continue with all its rights, privileges, powers and franchises unaffected by the merger. Merger Sub will be renamed “Accredo Health, Incorporated” immediately following the effective time of the merger.

In the Merger You Will Have the Right to Receive $22.00 and 0.49107 of a Share of Medco Common Stock per Share of Accredo Common Stock that You Hold, Subject to Adjustment (Page 65)

In the merger, each share of Accredo common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $22.00 in cash plus 0.49107 of a share of Medco common stock, subject to adjustment. The number of shares of Medco common stock that will be issued per share of Accredo common stock is referred to in this document as the conversion number.

If the average of the per share closing prices of Medco’s common stock as reported on the New York Stock Exchange, which is referred to in this document as the NYSE, composite transactions reporting system for the ten trading days ending on the second-to-last trading day prior to the effective time of the merger, which is referred to in this document as the average closing price, is greater than $50.91, then the conversion number will be adjusted to equal the quotient of $25.00 divided by the average closing price. This would have the effect of fixing the value of the consideration that you will receive per share of Accredo common stock at $47.00 (based on the average closing price). If the average closing price is less than $38.69 but equal to or greater than $34.00, then the conversion number will be adjusted to equal the quotient of $19.00 divided by the average closing price. This would have the effect of fixing the value of the consideration that you will receive per share of Accredo common stock at $41.00 (based on the average closing price). If the average closing price is less than $34.00, then the conversion number will be adjusted to 0.55882. This would mean that the value of the consideration that you will receive per share of Accredo common stock will be less than $41.00 (based on the average closing price), with the amount of the shortfall increasing the more the average closing price falls below $34.00. Therefore, such consideration could be significantly less than $41.00. If the average closing price is between (and including) $38.69 and $50.91, then the value of the consideration that you will receive per share of Accredo common stock will be between (and including) $41.00 and $47.00 (based on the average closing price). To maintain the anticipated tax-free treatment of the stock consideration to be paid in the merger, additional adjustments will be made in the event the value of Medco’s common stock has fallen considerably by the closing date for the merger.

You will not receive any fractional share of Medco common stock due to you in the merger. Instead, Medco will pay you cash for any fractional share of Medco common stock you otherwise would have been entitled to receive, based on the average closing price. For example, if you own 100 shares of Accredo common stock and the average closing price is $45.00, you will receive 49 shares of Medco common stock plus $4.82 in cash (equal to 0.107 multiplied by $45.00) in lieu of the fractional share of Medco common stock, plus an aggregate of $2,200.00 in cash consideration, for your shares of Accredo common stock.

After the merger (and assuming the conversion number is not adjusted from 0.49107), Accredo stockholders will beneficially own a maximum of approximately 8.7% of the outstanding shares of Medco common stock (based on shares outstanding as of June 30, 2005).

After the merger, when and if declared by Medco’s board of directors, you will receive any dividends Medco pays on its common stock, although Medco has no current plan to pay dividends.

The affirmative vote of the holders of at least a majority of the outstanding shares of Accredo common stock entitled to vote on adoption of the merger agreement is required to adopt the merger agreement. No vote of Medco stockholders is required (or will be sought) in connection with the merger.

The Accredo Board of Directors Recommends that Holders of Accredo Common Stock Vote to Adopt the Merger Agreement (Page 53)

Accredo’s board of directors has approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by it are advisable, fair to and in the best interests of the stockholders of Accredo. This approval was unanimous by the members of the Accredo board of directors present at the meeting. Accordingly, Accredo’s board of directors recommends that Accredo stockholders vote FOR the adoption of the merger agreement.

In approving the merger agreement and making the foregoing determination and recommendation, the Accredo board of directors consulted with Accredo senior management and Accredo’s financial and legal advisors and considered a number of strategic, financial and other considerations referred to under “The Merger—Accredo’s Reasons for the Merger”.

Raymond James & Associates, Inc. Has Provided an Opinion to the Accredo Board of Directors (Annex B)

Accredo’s financial advisor, Raymond James & Associates, Inc., which is referred to in this document as Raymond James, has given Accredo’s board of directors its opinion that, as of the date of the merger agreement and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by the stockholders of Accredo pursuant to the merger agreement is fair, from a financial point of view, to the holders of Accredo’s outstanding common stock.

Treatment of Accredo Stock Options and Stock-Based Awards (Page 68)

At the effective time of the merger, each outstanding option to purchase shares of Accredo common stock under Accredo’s stock plans, whether vested or unvested, will fully vest (if unvested) and will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Accredo option, a number of shares of Medco common stock (rounded down to the nearest whole number) equal to the product of:

•	the number of shares for which such Accredo option would otherwise be exercisable; and

•	the sum of (a) the conversion number (as it may be adjusted as described above) and (b) the quotient of $22.00 divided by the average closing price,

at a price per share (rounded up to the nearest whole cent) equal to the quotient of:

•	the exercise price per share of Accredo common stock of such Accredo option divided by

•	the sum of (a) the conversion number (as it may be adjusted as described above) and (b) the quotient of $22.00 divided by the average closing price,

in each case, subject to adjustment where necessary to satisfy certain provisions of the Internal Revenue Code.

Accredo’s Executive Officers and Directors Have Interests in the Merger that Differ from, or are in Addition to, Your Interests in the Merger (Page 59)

In considering the recommendation of the Accredo board of directors with respect to the proposed merger, you should be aware of the benefits available to the executive officers and directors of Accredo in connection with the proposed transaction. These individuals have certain interests in the proposed transaction that may be different from, or in addition to, the interests of the Accredo stockholders. The Accredo board of directors was aware of these interests and considered them, among other matters, in making the recommendation.

Material U.S. Federal Income Tax Consequences of the Merger (Page 60)

Accredo and Medco expect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result, Accredo stockholders will recognize gain (but not loss) for U.S. federal income tax purposes as a result of the merger to the extent of the greater of any cash received as part of the merger consideration and the gain realized on the exchange. It is a condition to the completion of the merger that Accredo receive a written opinion from Alston & Bird LLP and Medco receive a written opinion from Sullivan & Cromwell LLP, in each case dated as of the effective date of the merger, both to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Tax matters are very complicated and the tax consequences of the merger to Accredo stockholders will depend on each stockholder’s particular tax situation. Accredo stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger to them.

Anticipated Accounting Treatment (Page 63)

Medco prepares its financial statements in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP. The merger will be accounted for using the purchase method of accounting with Medco being considered the acquiror of Accredo for accounting purposes. This means that Medco will allocate the purchase price to the fair value of tangible and intangible assets acquired and liabilities assumed from Accredo at the acquisition date, with the residual excess of the purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Matters Related to the Merger (Page 63)

Accredo and various of its subsidiaries hold licenses issued by state authorities and have pharmacies located in different states. Some of the state governmental or regulatory authorities, agencies, commissions, bodies, courts or other governmental entities require formal applications for the transfer of control of these licenses and authorizations to Medco. Medco and Accredo are working to obtain all necessary regulatory approvals as soon as practicable. The required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this document as the HSR Act, expired on April 7, 2005.

Medco and Accredo Expect that the Merger Will be Completed Immediately Following the Accredo Special Meeting (Page 100)

Medco and Accredo expect to complete the merger as soon as practicable after Accredo stockholders adopt the merger agreement at the special meeting scheduled to be held on August 17, 2005, but it is possible that the merger could be completed at a later time or not at all. See “The Merger Agreement—Conditions to the Merger” beginning on page 78.

You Are Entitled to Rights of Appraisal if You Dissent From the Merger (Page 63)

Under applicable Delaware law, holders of Accredo common stock are entitled to certain rights of appraisal with respect to the merger. Any holders of shares of Accredo common stock that properly exercise and perfect their appraisal rights will be entitled to receive the payment provided by Section 262 of the Delaware General Corporation Law, or DGCL, in respect of their shares instead of the merger consideration. If a dissenting stockholder fails to perfect or effectively withdraw or loses such right to dissent from the merger, its shares will be converted into the right to receive the merger consideration. Accredo will not, except with the prior written consent of Medco, voluntarily make any payment with respect to any demands for appraisals of dissenting Accredo shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

The Merger Agreement (Page 65)

The merger agreement is described beginning on page 65. The merger agreement also is attached as Annex A to this document. We urge you to read the merger agreement in its entirety because it contains important provisions governing the terms and conditions of merger.

Acquisition Proposals (Page 73)

Subject to specified legal and fiduciary exceptions, the merger agreement provides that none of Accredo, any of its subsidiaries or any of the officers, directors, employees, agents and representatives (including any investment bankers, attorneys and accountants) of Accredo or any of its subsidiaries will knowingly:

•	initiate, solicit, encourage or facilitate any inquiries or the making or implementation of any proposal or offer by any person (other than Medco or Merger Sub) with respect to any of the following (each of these is referred to in this document as an acquisition proposal):

•	a merger, consolidation, share exchange, reorganization or other business combination transaction involving Accredo;

•	any acquisition of any equity or other ownership interests in Accredo representing, in the aggregate, 15% or more of the total voting power or economic interest of all the outstanding equity in Accredo or any equity or other ownership interests in any of Accredo’s subsidiaries having a fair market value equal to 15% or more of the market value of the outstanding shares of Accredo common stock (based on the last closing price for Accredo shares prior to the date of the merger agreement); or

•	any acquisition of assets of Accredo or any of its subsidiaries representing 15% or more of the total assets of Accredo and its subsidiaries, taken as a whole; or

•	provide any confidential or non-public information or data to, or engage or participate in any discussions or negotiations with, any person relating to an acquisition proposal, except in certain specified circumstances. See “The Merger Agreement—Covenants and Agreements—Acquisition Proposals” on page 73.

There Are Conditions That Must be Satisfied or Waived Before Medco and Accredo are Required to Complete the Merger (Page 78)

Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the merger is subject to the satisfaction or waiver at or prior to the effective time of the merger of each of the following conditions:

•	the merger agreement shall have been duly adopted by holders of a majority of the outstanding shares of Accredo common stock;

•	the shares of Medco common stock issuable to Accredo stockholders pursuant to the merger agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•	the waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated;

•	subject to certain exceptions, all notices, reports, applications and other filings required to be made prior to the effective time of the merger by Accredo or Medco or any of their respective subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the effective time by Accredo or Medco or any of their respective subsidiaries from, any governmental entity in connection with the execution and delivery of the merger agreement and the consummation of the merger by Accredo, Medco and Merger Sub shall have been made or obtained (as the case may be), except for any failures to obtain such consents that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect with respect to Accredo (which phrase is used in this document as it is defined in the merger agreement);

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, order, writ, injunction, decree or award (whether temporary, preliminary or permanent) that is in effect and enjoins or prohibits consummation of the merger; and

•	the registration statement of which this document forms a part shall have become effective under the Securities Act. No stop order suspending its effectiveness shall have been issued, and no proceedings for that purpose shall have been initiated or threatened and, in each case, be continuing.

Conditions to Obligations of Medco and Merger Sub. The obligations of Medco and Merger Sub to effect the merger also are subject to the satisfaction or waiver by Medco at or prior to the effective time of the merger of the following conditions:

•	certain specified representations and warranties made by Accredo in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); any failure of any of the other representations and warranties of Accredo set forth in the merger agreement (without giving effect to any materiality or material adverse effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) shall not have had, or reasonably be expected to have, a material adverse effect with respect to Accredo; and Medco shall have received a certificate signed on behalf of Accredo by the chief executive officer or chief financial officer of Accredo as to the foregoing matters;

•	Accredo shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and Medco shall have received a certificate signed on behalf of Accredo by the chief executive officer or chief financial officer of Accredo to such effect;

•	Medco shall have received the opinion of Sullivan & Cromwell LLP, counsel to Medco, dated the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that each of Medco, Merger Sub and Accredo will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order that shall have become final and non-appealable for the debarment or exclusion of Accredo or any of its subsidiaries under Medicare or any Medicaid program; and

•	since the date of the merger agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect with respect to Accredo.

Conditions to Obligations of Accredo. The obligation of Accredo to effect the merger also is subject to the satisfaction or waiver by Accredo at or prior to the effective time of the merger of the following conditions:

•

certain specified representations and warranties made by Medco and Merger Sub in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); any failure of any of the other representations and warranties made by Medco and Merger Sub in the merger agreement (without giving effect to any materiality or material adverse effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) shall not have had, or reasonably be expected to have, a material adverse effect with respect to Medco; and Accredo shall have received a certificate signed on behalf of Medco and Merger Sub by the chief executive officer or chief financial officer of Medco as to the foregoing matters;

•	each of Medco and Merger Sub shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and Accredo shall have received a certificate signed on behalf of Medco and Merger Sub by the chief executive officer or chief financial officer of Medco to such effect;

•	Accredo shall have received the opinion of Alston & Bird LLP, counsel to Accredo, dated the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that each of Medco, Merger Sub and Accredo will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	since the date of the merger agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect with respect to Medco.

Medco or Accredo May Terminate the Merger Agreement in Some Circumstances (Page 80)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after Accredo stockholder adoption of the merger agreement, by mutual written consent of Accredo and Medco by action of their respective boards of directors.

The merger agreement may be terminated and the merger may be abandoned by action of the board of directors of either Accredo or Medco if:

•	the merger has not been consummated by November 30, 2005;

•	a vote on the adoption of the merger agreement by the stockholders of Accredo shall have been taken and completed and approval of adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Accredo common stock shall not have been obtained; or

•	any statute, law, ordinance, rule, regulation, judgment, order, writ, injunction, decree or award of a governmental entity permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable.

The merger agreement may be terminated and the merger may be abandoned by action of the board of directors of Accredo if:

•	prior to adoption of the merger agreement by Accredo’s stockholders, Accredo’s board of directors approves a superior proposal in accordance with the terms of the merger agreement and authorizes Accredo to enter into a binding written agreement providing for such superior proposal and Accredo pays to Medco the termination fee that is described below; or

•	there has been a breach of any representation, warranty, covenant or agreement made by Medco or Merger Sub in the merger agreement, or any such representation or warranty becomes untrue or incorrect on any date subsequent to the date of the merger agreement, in each case in a manner that would cause the closing conditions of Accredo regarding the representations, warranties and covenants of Medco and Merger Sub not to be satisfied (assuming any such subsequent date was the closing date) and such breach or failure to be true and correct is not curable or, if curable, is not cured within 30 days after Accredo gives written notice thereof to Medco.

The merger agreement may be terminated and the merger may be abandoned by action of the board of directors of Medco if:

•	prior to adoption of the merger agreement by Accredo’s stockholders, Accredo’s board of directors withdraws, modifies or qualifies or agrees to withdraw, modify or qualify its recommendation to the holders of Accredo common stock that they adopt the merger agreement or its approval and declaration of the advisability of the merger agreement, the merger or other transactions contemplated by the merger agreement, in any such case in a manner adverse to Medco;

•	there has been a breach of any representation, warranty, covenant or agreement made by Accredo in the merger agreement, or any such representation or warranty becomes untrue or incorrect on any date subsequent to the date of the merger agreement, in each case in a manner that would cause the closing conditions of Medco regarding representations, warranties and covenants of Accredo not to be satisfied (assuming any such subsequent date was the closing date) and such breach or failure to be true or correct is not curable or, if curable, is not cured within 30 days after Medco gives written notice thereof to Accredo;

•	Accredo breaches its obligation to take all action necessary to convene the special meeting of Accredo’s stockholders as promptly as practicable after the registration statement of which this document forms a part is declared effective, and in any event to use its reasonable best efforts to convene the stockholders meeting not later than 120 days after the date of the merger agreement (or, if later, not more than 60 days after the effectiveness of the registration statement of which this document forms a part), to consider and vote upon the adoption of the merger agreement and to cause such vote to be taken and completed; or

•	to the knowledge of Accredo or any member of its board of directors and with the acquiescence or approval of any of its directors or certain other specified persons deemed to have knowledge of matters relating to Accredo for purposes of the merger agreement, Accredo breaches, prior to its stockholders’ adoption of the merger agreement, any of its obligations relating to acquisition proposals under the merger agreement in any respect that is materially adverse to Medco’s interests under the merger agreement.

Accredo Will Be Required to Pay a Termination Fee to Medco Under Some Circumstances if the Merger Agreement is Terminated (Page 81)

In the event that:

•	a bona fide acquisition proposal, as described in “—Acquisition Proposals” above (but substituting 40% for the 15% thresholds in the definition of that term), has been made to Accredo or any of its subsidiaries and its existence becomes publicly known or any person publicly announces an intention (whether or not conditional) to make such an acquisition proposal with respect to Accredo or any of its subsidiaries and:

•	either Medco or Accredo terminates the merger agreement because the merger has not been consummated by November 30, 2005 and all other conditions to closing have been satisfied or waived with the exception of the condition that the merger agreement shall have been duly adopted by the holders of a majority of the outstanding shares of Accredo common stock;

•	either Medco or Accredo terminates the merger agreement because a vote on the adoption of the merger agreement by the stockholders of Accredo shall have been taken and completed and approval of adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Accredo common stock shall not have been obtained (and such proposal or publicly announced intention has not been withdrawn at the time of the Accredo stockholders meeting);

•	Medco terminates the merger agreement because prior to adoption of the merger agreement by Accredo’s stockholders, Accredo’s board of directors has withdrawn, modified or qualified or agreed to withdraw, modify or qualify its recommendation to the holders of Accredo common stock that they adopt the merger agreement or its approval and declaration of the advisability of the merger agreement, the merger or other transactions contemplated by the merger agreement, in any such case in a manner adverse to Medco; or

•	Medco terminates the merger agreement because Accredo has breached its obligation to take all action necessary to convene the special meeting of Accredo’s stockholders as promptly as practicable after the registration statement of which this document forms a part is declared effective, and in any event to use its reasonable best efforts to convene the stockholders meeting not later than 120 days after the date of the merger agreement (or, if later, not more than 60 days after effectiveness of the registration statement of which this document forms a part), to consider and vote upon the adoption of the merger agreement and to cause such vote to be taken and completed;

•	Medco terminates the merger agreement because to the knowledge of Accredo or any member of its board of directors and with the acquiescence or approval of any of its directors or certain other specified persons deemed to have knowledge of matters relating to Accredo for purposes of the merger agreement, Accredo has breached, prior to its stockholders’ adoption of the merger agreement, any of its obligations relating to acquisition proposals under the merger agreement in any respect that is materially adverse to Medco’s interests under the merger agreement; or

•	Accredo terminates the merger agreement prior to adoption of the merger agreement by Accredo’s stockholders because Accredo’s board of directors has approved a superior proposal in accordance with the terms of the merger agreement and authorized Accredo to enter into a binding written agreement providing for such superior proposal, then Accredo must promptly, but in no event later than the date of termination (in the case of a termination by Accredo described in the last bullet point above) or two business days after the date of termination (in all the other cases), pay Medco a termination fee of $60 million and (if in the case of a termination pursuant to the first bullet point above, there shall be no condition to closing that, as of the time of such termination, will not have been satisfied as a result of a breach of the merger agreement by Medco) shall promptly, but in no event later than two days after being notified of such by Medco, pay all of the documented out-of-pocket expenses, including those of the exchange agent, incurred by Medco or Merger Sub in connection with the merger agreement and the transactions contemplated by the merger agreement up to a maximum amount of $15 million, in each case payable by wire transfer of same day funds.

No termination fee will be payable to Medco in the case described in the first bullet point above and no payment of expenses incurred by Medco or Merger Sub will be payable as a result of the termination of the merger agreement by either Medco or Accredo in the case described in the first sub-bullet point of the first bullet point above, in each case, unless and until Accredo consummates, or enters into a definitive agreement providing for, any covered acquisition proposal as described in the first bullet point above with any person (other than Medco or its affiliates) within 12 months after the date on which the merger agreement is so terminated.

Comparison of Stockholder Rights (Page 105)

Accredo stockholders will become Medco stockholders as a result of the merger, and, while they will continue to be governed by the DGCL, their rights as stockholders will be governed by Medco’s certificate of incorporation and by-laws. As a result, there will be material differences between the current rights of Accredo stockholders and the rights they will have as Medco stockholders. For more information, see “Comparison of Stockholder Rights” beginning on page 105.

SELECTED HISTORICAL FINANCIAL DATA OF MEDCO

The following table sets forth selected historical financial data for Medco. You should read the following information in conjunction with Medco’s Annual Report on Form 10-K for the fiscal year ended December 25, 2004 and the Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2005, which are incorporated by reference into this document.

The selected consolidated statement of income data for the fiscal years ended December 25, 2004, December 27, 2003 and December 28, 2002, and the selected consolidated balance sheet data as of December 25, 2004 and December 27, 2003, have been derived from Medco’s audited consolidated financial statements contained in the above mentioned Annual Report on Form 10-K. The selected consolidated statement of income data for the three months ended March 26, 2005 and March 27, 2004, and the selected consolidated balance sheet data as of March 26, 2005 have been derived from Medco’s unaudited interim condensed consolidated financial statements contained in the above mentioned Quarterly Report on Form 10-Q which, in the opinion of Medco’s management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected consolidated statement of income data for the fiscal years ended December 29, 2001 and December 30, 2000 and the selected consolidated balance sheet data as of December 28, 2002, December 29, 2001 and December 30, 2000 have been derived from Medco’s audited consolidated financial statements for those periods, which are not incorporated by reference into this document.

	As of and for Fiscal Years Ended					As of and for Three Months Ended
($ and volumes in millions, except for per share and EBITDA per adjusted prescription data)	December 30, 2000(1)	December 29, 2001	December 28, 2002	December 27, 2003	December 25, 2004	March 27, 2004	March 26, 2005
Consolidated statement of income data:
Product net revenues(2)	$21,979.2	$28,709.3	$32,573.0	$33,913.1	$35,024.4	$8,826.0	$8,655.9
Service revenues	287.1	361.3	385.5	351.4	327.5	79.9	87.4

Total net revenues(2)	22,266.3	29,070.6	32,958.5	34,264.5	35,351.9	8,905.9	8,743.3

Cost of operations:
Cost of product net revenues(2)	21,010.8	27,601.1	31,483.9	32,552.7	33,496.6	8,452.6	8,270.8
Cost of service revenues	143.4	185.6	173.8	189.7	132.8	32.6	25.0

Total cost of revenues(2)	21,154.2	27,786.7	31,657.7	32,742.4	33,629.4	8,485.2	8,295.8
Selling, general and administrative expenses	483.1	578.4	587.7	686.4	676.4	178.9	174.9
Amortization of goodwill	103.3	106.9	—	—	—	—	—
Amortization of intangibles	84.0	84.9	84.9	94.3	179.9	45.0	45.0
Interest and other (income) expense, net	(5.8)	(4.6)	7.9	12.7	59.9	22.0	10.1

Total cost of operations	21,818.8	28,552.3	32,338.2	33,535.8	34,545.6	8,731.1	8,525.8

Income before provision for income taxes	447.5	518.3	620.3	728.7	806.3	174.8	217.5
Provision for income taxes	230.7	261.7	258.7	302.9	324.7	71.2	86.3

Net income	$216.8	$256.6	$361.6	$425.8	$481.6	$103.6	$131.2

Earnings per share data:(3)
Basic earnings per share	$0.80	$0.95	$1.34	$1.58	$1.77	$0.38	$0.48
Shares used in computing basic earnings per share	270.0	270.0	270.0	270.1	271.9	270.8	275.2
Diluted earnings per share	$0.80	$0.95	$1.34	$1.57	$1.75	$0.38	$0.47
Shares used in computing diluted earnings per share	270.0	270.0	270.0	270.8	274.7	273.7	280.1

Pro forma presentation assuming SFAS 142 was in effect for all periods:(4)
Pro forma income before provision for income taxes	$550.8	$625.2	$620.3	$728.7	$806.3	$174.8	$217.5
Provision for income taxes	230.7	261.7	258.7	302.9	324.7	71.2	86.3

Pro forma net income	$320.1	$363.5	$361.6	$425.8	$481.6	$103.6	$131.2

Pro forma basic earnings per share	$1.19	$1.35	$1.34	$1.58	$1.77	$0.38	$0.48
Pro forma diluted earnings per share	$1.19	$1.35	$1.34	$1.57	$1.75	$0.38	$0.47

Consolidated balance sheet data:
Working capital(5)	$868.3	$724.4	$1,171.5	$1,155.0	$1,675.9		$1,747.3
Goodwill, net	$3,419.6	$3,310.2	$3,310.2	$3,310.2	$3,310.2		$3,310.2
Intangible assets, net	$2,584.6	$2,499.7	$2,414.8	$2,320.5	$2,140.6		$2,095.6
Total assets	$8,914.8	$9,251.8	$9,922.5	$10,263.0	$10,541.5		$10,556.4
Total debt(6)	$—	$—	$—	$1,396.1	$1,192.9		$985.9
Deferred tax liabilities	$1,144.1	$1,154.2	$1,197.7	$1,177.5	$1,030.2		$1,002.2
Total stockholders’ equity	$6,358.3	$6,268.3	$6,635.6	$5,080.0	$5,719.4		$5,930.2

	For Fiscal Years Ended					For Three Months Ended
($ and volumes in millions, except for per share and EBITDA per adjusted prescription data)	December 30, 2000(1)	December 29, 2001	December 28, 2002	December 27, 2003	December 25, 2004	March 27, 2004	March 26, 2005
Supplemental information:
EBITDA(7)	$730.9	$836.6	$885.6	$1,035.7	$1,243.7	$304.0	$314.0
EBITDA per adjusted prescription(7)	$1.26	$1.22	$1.24	$1.50	$1.83	$1.76	$1.82
Net cash provided by operating activities	$365.5	$658.8	$470.3	$1,123.9	$711.5	$120.5	$516.8
Net cash used by investing activities	$(415.0)	$(330.2)	$(240.4)	$(119.1)	$(101.9)	$(23.6)	$(24.3)
Net cash (used by) provided by financing activities	$67.1	$(340.9)	$(231.8)	$(380.7)	$(102.6)	$(92.2)	$(139.4)
Prescriptions administered	451.9	537.2	548.2	532.0	502.9	130.1	130.9
Mail order	65.1	74.7	81.7	78.1	87.7	21.3	20.9
Retail	386.8	462.5	466.5	453.9	415.2	108.8	110.0
Adjusted prescriptions(8)	582.1	686.6	711.6	688.2	678.3	172.7	172.7
Cash dividends declared on common stock(9)	$—	$—	$—	$—	$—	$—	$—

(1)	53-week fiscal year.
(2)	Includes retail co-payments of $4,036, $5,537, $6,457, $6,850 and $6,773 for the fiscal years ended 2000, 2001, 2002, 2003 and 2004, respectively, and $1,795 and $1,836 for the three months ended March 27, 2004 and March 26, 2005, respectively.
(3)	In May 2002, Medco converted from a limited liability company wholly-owned by Merck to a corporation wholly-owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information for fiscal 2002, fiscal 2001 and fiscal 2000 reflects this transaction as if it had occurred as of the beginning of fiscal 2000.
(4)	Effective December 30, 2001, Medco adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), under which Medco ceased amortizing goodwill. This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted for all periods prior to that date. The March 26, 2005, March 27, 2004, December 25, 2004, December 27, 2003 and December 28, 2002 financial results already reflect the adoption of SFAS 142 and therefore no pro forma adjustment is necessary.
(5)	Calculated as current assets less current liabilities.
(6)	Medco had no debt outstanding prior to August 12, 2003.
(7)	EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. Medco calculates and uses EBITDA and EBITDA per adjusted prescription as indicators of its ability to generate cash from its reported operating results. These measurements are used in concert with net income, and cash flows from operations, which measure actual cash generated in the period. In addition, Medco believes that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for Medco’s discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under U.S. GAAP. The items excluded from EBITDA but included in the calculation of Medco’s reported net income are significant components of Medco’s consolidated statements of income, and must be considered in performing a comprehensive assessment of its overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Medco’s calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

EBITDA per adjusted prescription is calculated by dividing EBITDA by the adjusted prescription volume for the period. This measure is used as an indicator of Medco’s EBITDA performance on a per-unit basis, providing insight into the cash-generating potential of each prescription. EBITDA per adjusted prescription reflects the level of efficiency in the business model and is further impacted by changes in prescription mix between retail and mail, as well as the relative representation of brand-name and generic drugs.

The following table reconciles Medco’s reported net income to EBITDA and presents EBITDA per adjusted prescription for each of the respective periods (in millions, except for EBITDA per adjusted prescription data):

	For Fiscal Years Ended								For Three Months Ended
	December 30, 2000(a)	December 29, 2001	December 28, 2002		December 27, 2003		December 25, 2004		March 27 2004		March 26, 2005
Net income	$216.8	$256.6	$361.6		$425.8		$481.6		103.6		$131.2
Add (deduct):
Interest and other (income) expense, net	(5.8)	(4.6)	7.9	(f)	23.7	(e)	59.9	(d)	22.0		10.1	(c)
Provision for income taxes	230.7	261.7	258.7		302.9		324.7		71.2		86.3
Depreciation expense	101.9	131.1	172.5		189.0		197.6		62.2	(b)	41.4
Amortization expense	187.3	191.8	84.9		94.3		179.9		45.0		45.0

EBITDA	$730.9	$836.6	$885.6		$1,035.7		$1,243.7		304.0		$314.0
Adjusted prescriptions(g)	582.1	686.6	711.6		688.2		678.3		172.7		172.7

EBITDA per adjusted prescription	$1.26	$1.22	$1.24		$1.50		$1.83		1.76		$1.82

(a)	53-week fiscal year.
(b)	Includes $15.2 of accelerated depreciation associated with facility closures in 2004.
(c)	Includes $0.7 in the first quarter of 2005 associated with accelerated term loan payments.
(d)	Includes a one-time write-off of deferred debt issuance costs amounting to $5.5 in the first quarter of 2004 associated with Medco’s debt refinancing.
(e)	Excludes a one-time gain of $11 from the sale in the first quarter of 2003 of a minority equity investment in a nonpublic company.
(f)	Includes approximately $11 of interest rate swap termination costs and debt issuance costs expensed in the second quarter of 2002.
(g)	Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.
(8)	See (7)(g) above.
(9)	Excludes a $2,000 parting dividend paid to Merck in 2003 in connection with the spin-off.

SELECTED HISTORICAL FINANCIAL DATA OF ACCREDO

The table below presents selected historical consolidated financial data of Accredo. You should read the following information in conjunction with Accredo’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2004 and Accredo’s Quarterly Report on Form 10-Q for the nine months ended March 31, 2005, which are incorporated by reference into this document.

The selected consolidated statements of operations data for the nine months ended March 31, 2005 and 2004 and the selected consolidated balance sheet data as of March 31, 2005 have been derived from Accredo’s unaudited consolidated financial statements, which are incorporated by reference into this document. The selected consolidated statements of operations data for each of the three years in the period ended June 30, 2004 and the selected consolidated balance sheet data as of June 30, 2004 and June 30, 2003 have been derived from Accredo’s audited consolidated financial statements, which are incorporated by reference into this document. The selected consolidated statement of operations data for the years ended June 30, 2001 and June 30, 2000 and the selected condensed consolidated balance sheet data as of June 30, 2002, 2001 and 2000 have been derived from Accredo’s audited financial statements for those periods, which are not incorporated by reference into this document.

	Years Ended June 30,					Nine Months Ended March 31,
	2000	2001	2002(1)	2003	2004	2004	2005
	($ in thousands, except per share data)
Statements of Operations Data:
Revenues:
Net patient revenue	$335,601	$446,007	$633,249	$1,337,414	$1,475,036	$1,103,197	$1,411,120
Other revenue	15,432	14,985	18,257	33,982	38,761	28,604	27,815
Equity in net income of joint ventures	2,002	1,148	2,067	1,940	3,071	2,272	1,805

Total revenues	353,035	462,140	653,573	1,373,336	1,516,868	1,134,073	1,440,740
Operating expenses:
Cost of sales	300,973	395,365	544,902	1,086,334	1,197,836	894,338	1,189,843
General and administrative	23,831	29,871	45,571	129,803	138,521	103,166	114,420
Bad debts(2)	6,117	6,131	5,833	87,418	29,745	23,731	18,997
Restructuring charge	—	—	3,893	—	—	—	—
Depreciation and amortization	3,397	4,263	3,675	10,386	12,866	9,333	11,850

Total operating expenses	334,318	435,630	603,874	1,313,941	1,378,968	1,030,568	1,335,110

Operating income	18,717	26,510	49,699	59,395	137,900	103,505	105,630
Interest expense (income), net(3)	2,136	(2,770)	(359)	9,564	8,125	6,365	14,681

Income before minority interest in income of consolidated joint venture and income taxes	16,581	29,280	50,058	49,831	129,775	97,140	90,949
Minority interest in income of consolidated joint venture	(177)	(692)	(1,273)	(2,044)	(2,338)	(1,741)	(510)

Income before income taxes	16,404	28,588	48,785	47,787	127,437	95,399	90,439
Income tax expense	6,508	11,333	19,025	18,252	49,124	36,855	35,015

Net income	$9,896	$17,255	$29,760	$29,535	$78,313	$58,544	$55,424

Diluted earnings per common share	$0.30	$0.44	$0.73	$0.61	$1.60	$1.20	$1.12

Cash dividends declared on common stock	$—	$—	$—	$—	$—	$—	$—

	June 30,					March 31,
	2000	2001	2002	2003	2004	2005
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,204	$54,520	$42,913	$48,006	$42,743	$78,204
Working capital	$35,639	$88,288	$309,780	$295,874	$356,574	$438,866
Total assets	$205,229	$289,244	$924,829	$914,783	$998,182	$1,319,989
Long-term debt	$37,000	$—	$224,688	$178,438	$174,866	$344,064
Stockholders’ equity	$77,544	$189,170	$471,054	$512,708	$601,943	$686,270

(1)	Accredo’s results for the fiscal year ended 2002 include the operations of the SPS division acquired by Accredo from Gentiva Health Services, Inc. from June 14, 2002 through June 30, 2002.
(2)	Bad debt expense for Accredo’s fiscal year 2003 includes the effect of a significant change in estimate as described under the heading “Change in Accounting Estimate” in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Accredo’s Form 10-K/A for the fiscal year ended June 30, 2004, which is incorporated by reference into this document.
(3)	Interest expense (income), net for the nine months ended March 31, 2005, includes the write-off of unamortized debt issuance costs of $4.4 million associated with replacement and expansion of Accredo’s Senior Credit Facility in the quarter ended September 30, 2004.

SELECTED UNAUDITED PRO FORMA

COMBINED FINANCIAL DATA AND UNAUDITED PER SHARE DATA

The following table sets forth Selected Unaudited Pro Forma Combined Financial Data and Per Share Data of Medco and Accredo as of and for the fiscal year ended December 25, 2004, Medco’s fiscal year end, and as of and for the three months ended March 26, 2005, Medco’s fiscal quarter end. The pro forma amounts in the table below are based upon the historical financial statements of Medco and Accredo adjusted to give effect to the merger as if the merger occurred on December 28, 2003, the first day of Medco’s 2004 fiscal year, for statement of income purposes for the year ended December 25, 2004 and the three month period ended March 26, 2005. The Unaudited Pro Forma Condensed Combined balance sheet data is presented as if the merger occurred on March 26, 2005. These pro forma amounts have been developed from (a) the audited consolidated financial statements of Medco contained in its Annual Report on Form 10-K for the fiscal year ended December 25, 2004, and the unaudited consolidated financial statements of Medco contained in its quarterly report on Form 10-Q for the three months ended March 26, 2005, which are incorporated by reference in this document, and (b) the audited consolidated financial statements of Accredo contained in its Annual Report on Form 10-K/A for the year ended June 30, 2004, and the unaudited consolidated financial statements of Accredo contained in its quarterly reports on Form 10-Q for the six months ended December 31, 2005 and for the nine months ended March 31, 2005, which are incorporated by reference in this document.

The Selected Unaudited Pro Forma Combined Financial Data in the table below is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Medco would have been had the merger occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position. The results for the quarter ended March 26, 2005 are not necessarily indicative of the results to be expected for the full 2005 fiscal year.

The Selected Unaudited Pro Forma Combined Financial Data in the table below do not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the merger. You should read this information in conjunction with the separate historical consolidated financial statements and accompanying notes of Medco and Accredo that are incorporated by reference in this document and the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 88.

($ in millions, except for per share data)	For the year ended December 25, 2004	As of and for the three months ended March 26, 2005
Statement of Income Data:
Product net revenues(1)	$36,524.0	$9,091.4
Service revenues	366.5	96.0

Total net revenues	36,890.5	9,187.4

Cost of operations:
Cost of product net revenues(1)	34,735.8	8,638.0
Cost of service revenues	132.8	25.0

Total cost of revenues	34,868.6	8,663.0
Selling, general and administrative expenses	833.8	214.1
Amortization of intangibles	229.9	57.5
Interest and other (income) expense, net	72.0	14.4

Total cost of operations	36,004.3	8,949.0

Income before provision for income taxes	886.2	238.4
Provision for income taxes	355.3	94.5

Net income	$530.9	$143.9

Earnings per common share:
Basic	$1.80	$0.48
Diluted	$1.78	$0.47
Shares used in computing earnings per common share:
Basic	295.6	299.2
Diluted	298.8	304.6

Balance Sheet Data:
Cash and cash equivalents		$861.8
Working capital		$1,035.9
Total assets		$13,224.6
Long-term debt, net		$1,187.0
Total stockholders’ equity		$7,330.2

(1)	Includes retail co-payments of $6,773 for the year ended December 25, 2004 and $1,836 for the three months ended March 26, 2005.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table reflects (a) the historical net income and book value of Medco common stock in comparison with the pro forma net income and book value per share after giving effect to the proposed merger with Accredo; and (b) the historical net income and book value per share of Accredo common stock in comparison with the equivalent pro forma net income and book value per share attributable to the fraction of a share of Medco common stock, which will be received for each share of Accredo common stock in accordance with the conversion ratio as defined in the merger agreement. It has been assumed, for purposes of the pro forma financial information provided, that the merger was completed on December 28, 2003 for income statement purposes, and on March 26, 2005 for balance sheet purposes. The following information should be read in conjunction with the audited consolidated financial statements of Medco and Accredo, which are incorporated in this document by reference, and the “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 88. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

	As of and for the Year Ended December 25, 2004	As of and for the Three Months Ended March 26, 2005
Historical Medco:
Basic earnings per common share	$1.77	$0.48
Diluted earnings per common share	$1.75	$0.47
Cash dividends declared per share	$—	—
Book value per common share		$21.43

Pro forma combined:
Pro forma basic earnings per common share	$1.80	$0.48
Pro forma diluted earnings per common share	$1.78	$0.47
Pro forma cash dividends declared per share	$—	—
Pro forma book value per common share		$24.35

Historical Accredo(1):
Basic earnings per common share	$1.57	$0.41
Diluted earnings per common share	$1.54	$0.40
Cash dividends declared per share	$—	—
Book value per common share		$13.85

Equivalent pro forma—Accredo(2):
Equivalent pro forma basic earnings per common share	$0.88	$0.23
Equivalent pro forma diluted earnings per common share	$0.87	$0.23
Equivalent pro forma cash dividends declared per share	$—	—
Equivalent pro forma book value per common share		$11.91

(1)	Accredo amounts have been aligned with Medco’s December fiscal year.
(2)	Pro forma amounts multiplied by 0.48902, which represents the adjusted conversion ratio of April 11, 2005. For further information on the conversion ratio utilized for purposes of the pro forma financial information, see “Unaudited Pro Forma Condensed Combined Financial Information—Basis of Pro Forma Presentation” on page 92.

COMPARATIVE MARKET DATA

The Medco common stock is listed on the NYSE under the symbol “MHS”. The Accredo common stock is listed on the NASDAQ national market system under the symbol “ACDO”. The following table presents trading information for Medco and Accredo common stock on February 22, 2005, the last trading day before the public announcement of the execution of the merger agreement, and July 7, 2005, the latest practicable trading day before the date of this document. You should read the information presented below in conjunction with “Comparative Per Share Market Price Data and Dividend Information” on page 20.

	Medco Common Stock			Accredo Common Stock
	High	Low	Close	High	Low	Close
February 22, 2005	$45.00	$43.34	$43.43	$30.53	$30.10	$30.24
July 7, 2005	$51.50	$50.15	$50.85	$45.16	$44.58	$44.96

For illustrative purposes, the following table provides Accredo equivalent per share information on each of the relevant dates. Accredo equivalent per share amounts are calculated by multiplying Medco per share amounts by the unadjusted conversion number of 0.49107 and adding $22.00, the value of the cash consideration to be paid in the merger. Under the merger agreement the conversion ratio of 0.49107 will be adjusted if the Medco common stock ten day average closing price is greater than $50.91 on the second-to-last trading day prior to the merger. Accordingly, the adjusted conversion ratio utilized for July 7, 2005 is 0.46567.

	Medco Common Stock			Accredo Equivalent per Share
	High	Low	Close	High	Low	Close
February 22, 2005	$45.00	$43.34	$43.43	$44.10	$43.28	$43.33
July 7, 2005	$51.50	$50.15	$50.85	$45.98	$45.35	$45.68

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE composite transactions reporting system and the Nasdaq national market system for Medco common stock and Accredo common stock, respectively.

	Medco Common Stock		Accredo Common Stock
	High	Low	High	Low
2003

First Quarter	N/A	N/A	$39.67	$21.02
Second Quarter	N/A	N/A	$26.31	$11.95
Third Quarter(1)	$27.70	$20.20	$30.28	$21.35
Fourth Quarter	$38.00	$25.60	$32.99	$27.29

2004

First Quarter	$39.20	$30.90	$39.98	$30.00
Second Quarter	$38.00	$32.20	$40.70	$33.75
Third Quarter	$37.16	$29.40	$38.77	$20.25
Fourth Quarter	$41.90	$30.62	$28.52	$21.40

2005

First Quarter	$50.18	$40.55	$44.72	$26.49
Second Quarter	$55.00	$48.25	$45.87	$43.83
Third Quarter (through July 7, 2005)	$53.63	$48.50	$45.52	$43.41

(1)	Reflects when-issued trading from August 8, 2003. Medco was spun-off from Merck as a separate publicly traded enterprise on August 19, 2003.

On July 7, 2005, the latest practicable trading day prior to the date of this document, the last sale price per share of Medco common stock on the NYSE composite transactions reporting system was $50.85 and the last sale price per share of Accredo common stock on the Nasdaq trade reporting system was $44.96.

Neither Medco nor Accredo paid any dividends during the periods shown above.

We urge you to obtain current market quotations for Medco and Accredo common stock before making any decision regarding the merger.

RISK FACTORS

In addition to the other information included or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 119, you should carefully consider the matters described below in deciding whether to vote for adoption of the merger agreement.

Risk Factors Relating to the Merger

Because the market price of shares of Medco common stock may fluctuate, you cannot be sure of the market value of the shares of Medco common stock you will receive in the merger.

Upon completion of the merger, each share of Accredo common stock that you hold will be converted into 0.49107 of a share of Medco common stock, and you also will receive $22.00 in cash per share. If, however, the average closing price is greater than $50.91, then the conversion number will be adjusted to equal the quotient of $25.00 divided by the average closing price. This would have the effect of fixing the value of the consideration that you will receive per share of Accredo common stock at $47.00 (based on the average closing price). If the average closing price is less than $38.69 but equal to or greater than $34.00, then the conversion number will be adjusted to equal the quotient of $19.00 divided by the average closing price. This would have the effect of fixing the value of the consideration that you will receive per share of Accredo common stock at $41.00 (based on the average closing price). If the average closing price is less than $34.00, then the conversion number will be adjusted to 0.55882. This would mean that the value of the consideration that you will receive per share of Accredo common stock will be less than $41.00 (based on the average closing price), with the amount of the shortfall increasing the more the average closing price falls below $34.00. Therefore, such consideration could be significantly less than $41.00. If the average closing price is between (and including) $38.69 and $50.91, then the value of the consideration that you will receive per share of Accredo common stock will be between (and including) $41.00 and $47.00 (based on the average closing price). Accordingly, the market value, and number, of the shares of Medco common stock that you will be entitled to receive upon completion of the merger will depend on the market value of the shares of Medco common stock at the time of the completion of the merger and could vary significantly from the market value on the date of this document or the date of the Accredo special meeting. The market value of the shares of Medco common stock you will be entitled to receive in the merger also will continue to fluctuate after the completion of the merger. For example, during the fourth calendar quarter of 2004, the trading price of Medco common stock ranged from a low of $29.40 to a high of $40.35, as reported on the NYSE composite transactions reporting system. See “Comparative Per Share Market Price Data and Dividend Information” on page 20.

Variations in the trading price of Medco common stock could be the result of changes in the business, operations or prospects of Accredo, Medco prior to the merger or Medco following the merger, market assessments of the likelihood that the merger will be completed and the timing of the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Medco or Accredo. Because the date that the merger is completed will be later than the date of the Accredo special meeting, at the time of the special meeting you may not know the value of the Medco common stock that you will receive on completion of the merger.

You should also note that the merger agreement does not provide for any termination right based on a drop in the trading price of Medco common stock.

Any delay in completing the merger may reduce or eliminate the benefits expected.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of Medco and Accredo that may prevent, delay or otherwise materially adversely affect its completion. Medco and Accredo cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause Medco following the merger not to realize some or all of the synergies that Medco expects to achieve if it successfully completes the merger and integrates Accredo’s business with its own business.

The pendency of the merger could materially adversely affect the future business and operations of Medco and Accredo.

In connection with the pending merger, some customers, suppliers and strategic partners of each of Medco and Accredo may delay or defer decisions, which could negatively impact revenues, earnings and cash flow of Medco and Accredo, as well as the market prices of shares of Medco common stock and Accredo common stock, regardless of whether the merger is completed. Similarly, current and prospective employees of Medco and Accredo may experience uncertainty about their future roles with Medco following the merger, which may materially adversely affect the ability of each of Medco and Accredo to attract and retain key management, sales, marketing, technical and other personnel. In addition, some rating agencies that provide security ratings on Medco’s debt may downgrade their ratings in light of the pending merger. A downgrade could materially adversely affect the ability of Medco to finance its operations following the merger, including increasing the cost of obtaining financing.

The merger may result in a loss of customers, suppliers, partners or other persons with which Accredo or Medco conducts business.

Some customers may seek providers of specialty pharmacy services and products other than Accredo following the announcement of the merger due to, among other reasons, a desire not to do business with Medco following the merger or perceived concerns that Medco following the merger may not continue to support certain product lines or provide the same level of service as Accredo prior to the merger. Similarly, Medco could experience some customer attrition following the announcement of the merger. Difficulties in combining operations also could result in the loss of customers, suppliers, partners or other persons with which Accredo or Medco conducts business and potential disputes or litigation with customers, suppliers, partners or other persons with which Accredo or Medco conducts business. Any steps by Accredo’s or Medco’s management to counter such potential increased customer, supplier or partner attrition may not be effective. Failure by management to control attrition could result in worse than anticipated financial performance and could, therefore, have a material adverse effect on the business, financial condition, liquidity and operating results of Accredo or Medco prior to the effective time of the merger or Medco following the effective time of the merger.

Directors of Accredo have interests in the merger that are different from, or in addition to, your interests as a stockholder of Accredo.

All Accredo stock options, including stock options held by some of the directors of Accredo, that have not vested previously will become fully vested and exercisable as a result of the merger. In addition, David D. Stevens, the Chairman of the board of directors of Accredo, is also the Chief Executive Officer of Accredo, and will receive employment, equity compensation and other benefit arrangements following the merger. As a result, the directors of Accredo have interests in the merger that differ from your interest as a stockholder of Accredo. See “The Merger—Interests of Accredo Executive Officers and Directors in the Merger” beginning on page 59.

The receipt of Medco common stock could be taxable to Accredo stockholders depending on facts surrounding the merger.

We do not plan to request a ruling from the Internal Revenue Service with regard to the tax consequences of the merger. The merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code provided that certain factual assumptions are satisfied. Medco and Accredo have received opinions of their respective outside counsel with respect to this matter, which opinions are filed as exhibits to the registration statement of which this document is a part. You are urged to consult your tax advisors concerning the U.S. federal income and other tax consequences of participation in the merger. For more information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60.

Risk Factors Relating to Accredo’s Business Following the Merger

The following risk factors that relate specifically to Accredo’s business will continue to apply following the effective time of the merger and could, therefore, have a material adverse effect on the business, financial condition, liquidity or operating results of Medco following the effective time of the merger.

Accredo is highly dependent on its relationships with a limited number of biopharmaceutical suppliers and the loss of any of these relationships could significantly impact its ability to sustain or grow its revenues.

Approximately 36% of Accredo’s revenue for the nine months ended March 31, 2005 was derived from the sale of intravenous immunoglobulin, Alpha-1 antitrypsin deficiency and blood clotting factor product. The majority of Accredo’s intravenous immunoglobulin and blood clotting factor products were purchased from Baxter Healthcare Corporation. Accredo also derives a substantial percentage of its revenue and profitability from its relationships with Biogen Idec, Inc., Genzyme Corporation, GlaxoSmithKline, Inc. and MedImmune, Inc. Accredo’s revenue derived from these relationships represented approximately 35% of its revenue during the nine months ended March 31, 2005.

Accredo’s agreements with these suppliers are short-term and cancelable by either party without cause on 60 to 365 days’ prior notice. These agreements also generally limit Accredo’s ability to handle competing drugs during and, in some cases, after the term of the agreement, but allow the supplier to distribute through channels other than Accredo. Further, these agreements provide that pricing and other terms of these relationships be periodically adjusted for changing market conditions or required service levels. Any termination or modification to any of these relationships could have a material adverse effect on a significant portion of Accredo’s business, financial condition, liquidity and operating results and could, therefore, have a material adverse effect on the business, financial condition, liquidity and operating results of Medco following the merger.

Medco’s ability to grow Accredo’s business could be limited if it does not expand Accredo’s existing base of drugs or if Accredo’s business loses patients.

Accredo primarily sells 23 product lines. It focuses almost exclusively on a limited number of complex and expensive drugs that serve small patient populations. The drugs that Accredo sells with respect to the following core disease markets accounted for approximately 89% of its revenues for the nine months ended March 31, 2005, with the drugs for hemophilia, autoimmune disorders and primary immunodeficiency, or PID, constituting approximately 36% of its revenue for the same period:

•	Hemophilia, Autoimmune Disorders and PID;

•	Pulmonary Arterial Hypertension;

•	Multiple Sclerosis;

•	Gaucher Disease;

•	Growth Hormone-Related Disorders;

•	Respiratory Syncytial Virus or, RSV; and

•	Alpha-1 Antitrypsin Deficiency.

Due to the small patient populations that use the drugs Accredo dispenses, future growth of Accredo’s business is highly dependent on expanding its base of drugs. Further, a loss of patient base or reduction in demand for any reason of the drugs Accredo currently dispenses could have a material adverse effect on a significant portion of its business, financial condition, liquidity and operating results, and could, therefore, have a material adverse effect on the business, financial condition, liquidity and operating results of Medco following the effective time of the merger.

Accredo’s business would be harmed if demand for its products and services is reduced.

Reduced demand for Accredo’s products and services could be caused by a number of circumstances, including:

•	patient shifts to treatment regimens other than those that Accredo offers;

•	new treatments or methods of delivery of existing drugs that do not require Accredo’s specialty products and services;

•	recall of a drug;

•	adverse reactions caused by a drug;

•	expiration or challenge of a drug patent;

•	competing treatment from a new drug or a new use of an existing drug;

•	loss of a managed care or other payor relationship;

•	expansion of product-only service models;

•	changes in sites of service;

•	cure of a disease that Accredo services; or

•	deaths of high-revenue patients.

There is substantial competition in the specialty pharmacy industry, and Accredo may not be able to compete successfully.

The specialty pharmacy industry is highly competitive and is continuing to become more competitive. Most of the drugs, supplies and services that Accredo provides are also available from Accredo’s competitors. Accredo’s current and potential competitors include:

•	other specialty pharmacy distributors;

•	specialty pharmacy divisions of wholesale drug distributors;

•	payors;

•	pharmacy benefit management companies (PBMs);

•	hospital-based pharmacies;

•	retail pharmacies;

•	home infusion therapy companies;

•	manufacturers that sell their products both to distributors and directly to users;

•	comprehensive hemophilia treatment centers;

•	patient support groups and payors entering the specialty pharmacy distribution business; and

•	other alternative site health care providers.

Many of Accredo’s competitors have substantially greater resources and more established operations and infrastructure than Accredo has. Accredo is particularly at risk from any of its suppliers or payors deciding to pursue their own distribution and services instead of outsourcing these needs to companies like Accredo. While it is anticipated that the combination with Medco will help to ameliorate this risk, there can be no assurance that the operations of Medco following the merger will be sufficient to offset the greater resources and more established operations and infrastructure of many of Accredo’s competitors.

Changes in average wholesale prices could reduce Accredo’s pricing and margins.

Many government payors, including Medicare and Medicaid, have paid, or continue to pay, Accredo directly or indirectly at a percentage off a drug’s average wholesale price, or AWP. Accredo also has contracted with a number of private payors to sell drugs at AWP or at a percentage of AWP. AWP for most drugs is compiled and published by several private companies, including First DataBank, Inc. Several states have filed lawsuits against pharmaceutical manufacturers for allegedly inflating reported AWP for prescription drugs. In addition, class action lawsuits have been brought by consumers against pharmaceutical manufacturers alleging overstatement of AWP. Accredo is not responsible for such calculations, reports or payments; however, there can be no assurance that Medco’s ability to negotiate discounts from drug manufacturers following the effective time of the merger will not be materially adversely affected by such investigations or lawsuits in the future.

The federal government has also entered into settlement agreements with several drug manufacturers relating to the calculation and reporting of AWP pursuant to which the drug manufacturers, among other things, have agreed to report new pricing information, the average sales price, or ASP, to government healthcare programs. ASP is calculated differently than AWP.

Recently enacted legislation has changed the way the federal government pays for certain Medicare Part B drugs. While the majority of Accredo’s revenue is reimbursed by private payors, as the Center for Medicare and Medicaid Services, or CMS, implements the ASP methodology of reimbursement, it may affect Accredo’s current AWP-based reimbursement structure with its private payors. If private payors adopt the ASP methodology, it could have a material adverse effect on reimbursement rates that Accredo is able to negotiate with these payors.

While the eventual results of legal changes, government proposals, investigations or lawsuits cannot be predicted, the effect of recent legislation has been and will continue to be to reduce prices and margins on some of the drugs that Accredo distributes. If government payors or private payors revise their pricing based on new methods of calculating AWP for drugs Accredo dispenses or implement reimbursement methodology based on some value other than AWP, this could have a material adverse effect on Accredo’s business, financial condition, liquidity and operating results, including reducing the pricing and margins on certain of Accredo’s products, and could, therefore, have a material adverse effect on Medco’s business, financial condition, liquidity and operating results following the effective time of the merger.

Accredo’s business will suffer if it loses relationships with payors.

Accredo’s business is highly dependent on reimbursement from non-governmental payors. For the fiscal years ended June 30, 2002, 2003 and 2004, and the nine months ended March 31, 2005, Accredo derived approximately 79%, 73%, 72% and 72%, respectively, of its gross patient revenue from non-governmental payors (including self-pay), which included 3%, 1%, 1% and 1%, respectively, for those periods, from sales to private physician practices whose ultimate payor is typically Medicare.

Many payors seek to limit the number of providers that supply drugs to their enrollees. For example, Accredo was selected by Aetna, Inc. as one of three providers of injectable medications. Accredo received approximately 10% of its total revenues from Aetna in the fiscal year ended June 30, 2004, and approximately 10% in the nine months ended March 31, 2005. As Aetna previously announced, Aetna has begun transferring patients and therapies from Accredo to a new joint venture between Aetna and one of Accredo’s competitors. Accredo’s relationship with Medco was responsible for approximately 15% of its total revenue in the nine months ended March 31, 2005. This revenue was generated from patients that Accredo serviced on a retail basis prior to its expanded relationship with Medco that commenced in February 2004 and also from patients that were referred to Accredo through the expanded relationship. From time to time, payors with whom Accredo has relationships require that Accredo and Accredo’s competitors bid to keep their business, and there can be no assurance that Accredo will be retained or that Accredo’s margins will not be adversely affected when that happens. Several states have selected, or are in the process of selecting, a single source to provide certain specialty drugs to patients covered by that states’ Medicaid program. For example, Florida and Arizona recently selected an entity other than Accredo to supply clotting factor to its Medicaid population. Further, significant consolidation has occurred among non-government payors, and there likely will be further consolidation in the future. If payors with whom Accredo has relationships are part of this consolidation, Accredo’s relationships with those payors could be terminated. The loss of a payor relationship, such as the loss of Accredo’s relationship with Aetna, Inc. and its affiliates, or an adverse change in the financial condition of a payor, could result in the loss of a significant number of patients and have a material adverse effect on Accredo’s business, financial condition, liquidity and operating results and could, therefore, have a material adverse effect on Medco’s business, financial condition, liquidity and operating results following the effective time of the merger.

Accredo’s business could be harmed if payors decrease or delay their payments to Accredo or seek to recoup payments already made.

Accredo’s profitability depends on payment from governmental and non-governmental payors, and Accredo could be materially and adversely affected by cost containment trends in the health care industry or by financial difficulties suffered by non-governmental payors. Cost containment measures affect pricing, purchasing and usage patterns in health care. Payors also influence decisions regarding the use of a particular drug treatment and focus on product cost in light of how the product may impact the overall cost of treatment. Recently, a number of payors have contracted with specialty drug management services or network managers that focus on controlling the cost of specialty drugs. These entities, similar to PBMs, are retained by payors to help control the drugs that are provided to patients and to minimize the cost of these drugs where appropriate. Certain employers and other private payors have also joined group purchasing arrangements in an effort to control costs.

Some payors, including large managed care organizations and some private physician practices, have recently experienced financial trouble. The timing of payments and Accredo’s ability to collect from payors also affects Accredo’s revenue and profitability. Payors also have contractual rights to audit Accredo’s books and records to determine if they have overpaid Accredo. An Accredo subsidiary has a contractual relationship through a joint venture with two California pharmacies that have been involved in reimbursement audits by the California Department of Health Services (DHS), which is the California agency that administers MediCal. The transactions and relationships with one of these California pharmacies are also under investigation by the California Department of Justice (the “CDOJ”). The CDOJ and DHS have identified an aggregate of approximately $18.7 million in alleged overpayments to this pharmacy. If not resolved through a civil settlement, this matter could also result in interest, penalties and criminal charges. Although Accredo’s joint venture was not directly involved with the audit of the California pharmacy, the contract pharmacy relationship is implicated and the California pharmacy is seeking indemnification from the joint venture under the term of its prior contractual relationship. Subject to the outcome of these audits, any related appeals, and the CDOJ investigation, Accredo could be required to make a significant payment to satisfy its alleged contractual or other obligations. If Accredo is unable to collect from payors or if payors fail to pay Accredo in a timely manner, or if payors seek to recoup payments already made to Accredo, it could have a material adverse effect on Accredo’s business, financial condition, liquidity and operating results and could, therefore, have a material adverse effect on Medco’s business, financial condition, liquidity and operating results following the effective time of the merger.

If any of Accredo’s relationships with medical centers are disrupted or canceled, Accredo’s business could be harmed.

Accredo has joint venture relationships with four medical centers that provide services primarily related to hemophilia, growth hormone-related disorders and RSV. For the fiscal years ended June 30, 2002, 2003 and

2004, Accredo derived approximately 4%, 4% and 2%, respectively, of its income before income taxes from equity in the net income of unconsolidated joint ventures. It derived approximately 2% of its income before income taxes from equity in the net income of unconsolidated joint ventures during the nine months ended March 31, 2005.

Accredo owns 80% of one of its joint ventures with Children’s Home Care, Inc. and the financial results of this joint venture are included in Accredo’s consolidated financial results. This consolidated joint venture represented approximately 10%, 17% and 7% of Accredo’s income before income taxes for the fiscal years ended June 30, 2002, 2003 and 2004, respectively, and 2% of Accredo’s income before income taxes for the nine months ended March 31, 2005.

During 2003, the U.S. Department of Health and Human Services, Office of Inspector General, or OIG, issued a Special Advisory Bulletin focused on complex contractual joint ventures that could potentially violate the anti-kickback statute. In this bulletin, the OIG discussed the characteristics that potentially indicate a prohibited arrangement. Some of these characteristics are present in Accredo’s existing joint ventures. As a result, Accredo’s joint venture relationships have been modified or are in the process of being restructured.

Further, the Department of Health and Human Services, or DHHS, published a set of “safe harbor” regulations and continues to publish clarifications to the safe harbors under the federal anti-kickback statute. Arrangements that fully comply with a safe harbor are deemed not to violate the anti-kickback statute. Accredo has several business arrangements (for example, Accredo’s joint venture and management arrangements with medical centers, service arrangements with physicians and product pricing arrangements with suppliers) that do not satisfy all of the requirements necessary to fall within the safe harbors. Failure to satisfy a safe harbor does not mean that an arrangement is necessarily illegal. Accredo believes its business arrangements comply with the anti-kickback statute, the Health Insurance Portability and Accountability Act, or HIPAA, the Ethics in Patient Referrals Act of 1989, as amended, commonly referred to as the Stark Law, and similar state laws. However, if Accredo is found to violate any of these laws, it could suffer penalties, fines or possible exclusion, which could adversely affect its revenues and earnings.

In addition to its joint venture relationships, Accredo provides pharmacy management services to several medical centers. Accredo’s agreements with medical centers have terms of between one and five years, and may be cancelled by either party without cause upon notice of between one and twelve months. Adverse changes in Accredo’s relationships with those medical centers could be caused by, for example:

•	changes caused by consolidation within the hospital industry;

•	changes caused by regulatory uncertainties inherent in the structure of the relationships; or

•	restrictive changes to regulatory requirements.

Any termination or adverse change of these relationships could have a material adverse effect on Accredo’s business, financial condition, liquidity and operating results and could, therefore, have a material adverse effect on Medco’s business, financial condition, liquidity and operating results following the effective time of the merger.

If additional providers obtain access to favorable pricing from the Health Resources and Services Administration, Office of Pharmacy Affairs drug discount program for drugs Accredo dispenses, Accredo’s business could be harmed.

The federal pricing program of the Public Health Service, commonly known as PHS, allows qualified hospitals and hemophilia treatment centers to obtain discounts on blood clotting factor products. While Accredo is able to access PHS pricing through its contracts to provide contract pharmacy services to hemophilia treatment centers, it is not eligible to participate directly in these programs. Increased competition from hospitals and hemophilia treatment centers that have the right to participate directly in these discount programs may reduce Accredo’s profit margins, which could hurt Medco’s profit margins following the effective time of the merger.

Accredo’s business would be harmed if the biopharmaceutical industry reduces research, development and production of the types of drugs that are compatible with the services Accredo provides.

Accredo’s business is highly dependent on continued research, development, manufacturing and marketing expenditures of biopharmaceutical companies, and the ability of those companies to develop, supply and generate demand for drugs that are compatible with the services Accredo provides. Accredo’s business would be materially and adversely affected if those companies stopped outsourcing the services Accredo provides or failed to support existing drugs or develop new drugs. Accredo’s business could also be harmed if the biopharmaceutical industry undergoes any of the following developments:

•	supply shortages;

•	adverse drug reactions;

•	drug recalls;

•	increased competition among biopharmaceutical companies;

•	an inability of drug companies to finance product development because of capital shortages;

•	a decline in product research, development or marketing;

•	a reduction in the retail price of drugs from governmental or private market initiatives;

•	changes in the U.S. Food and Drug Administration (FDA) approval process; or

•	governmental or private initiatives that would alter how drug manufacturers, health care providers or pharmacies promote or sell products and services.

Accredo’s business could be harmed if the supply of any of the products that Accredo distributes becomes scarce.

The biopharmaceutical industry is susceptible to product shortages. Some of the products that Accredo distributes, such as some of Accredo’s hemophilia products, intravenous immunoglobulin and products for the treatment of Alpha-1 Antitrypsin Deficiency, are collected and processed from human donors. Accordingly, the supply of these products is highly dependent on human donors and their availability has been constrained from time to time. Accredo’s suppliers of intravenous immunoglobulin have announced initiatives that could result in decreases in the future supply of intravenous immunoglobulin, which, in addition to other factors, may cause the pricing of intravenous immunoglobulin to rise. There was also an industry wide recombinant factor VIII product shortage that existed for some time, as a result of the manufacturers being unable to increase production to meet rising global demand. Supply of this drug has only recently returned to normal levels. If these products, or any of the other drugs that Accredo distributes, are in short supply for long periods of time and Accredo is unable to acquire an amount of the drug sufficient to service its patients, Accredo’s business could be harmed.

The specialty pharmacy industry is subject to extensive government regulation and noncompliance by Accredo, physicians who prescribe Accredo’s products and services or Accredo’s suppliers could harm Accredo’s business.

The marketing, sale and purchase of drugs and medical supplies is extensively regulated by federal and state governments, and if Accredo fails or is accused of failing to comply with laws and regulations, there could be a material adverse change in Accredo’s business, financial condition, liquidity and operating results which could, therefore, have a material adverse effect on Medco’s business, financial condition, liquidity and operating results following the effective time of the merger. Accredo’s business also could be materially and adversely affected if the suppliers or others Accredo works with are accused of violating laws or regulations. The applicable regulatory framework is complex, and the laws are very broad in scope. Many of these laws remain open to interpretation, and have not been addressed by substantive court decisions.

The health care laws and regulations that especially apply to Accredo’s activities include:

•	the federal Public Contracts Anti-Kickback Act, which is referred to in this document as the Anti-Kickback Law, which prohibits the offer or solicitation of compensation in return for the referral of patients covered by almost all governmental programs and billing for services rendered pursuant to such referrals, or the arrangement or recommendation of the purchase of any item, facility or service covered by those programs. HIPAA created new violations for fraudulent activity applicable to both public and private health care benefit programs and prohibits inducements to Medicare or Medicaid eligible patients. The potential sanctions for violations of these laws range from significant fines, to exclusion from participation in the Medicare and Medicaid programs, to criminal sanctions. Although some “safe harbor” regulations attempt to clarify when an arrangement will not violate the Anti-Kickback Law, Accredo’s business arrangements and the services Accredo provides may not fit within these safe harbors. Failure to satisfy a safe harbor requires analysis of whether the parties intended to violate the Anti-Kickback Law. Allegations, investigations, or findings of a violation of the Anti-Kickback Law or similar state laws could have a material adverse effect on Accredo’s business;

•	DHHS has issued regulations implementing the Administrative Simplification provisions of HIPAA concerning the maintenance of privacy and security of individually identifiable health information. These new regulations require the development and implementation of measures to maintain the privacy and security of health information and require that certain health claims transactions be conducted in accordance with uniform standards. These regulations govern health care providers, health plans and health clearinghouses. Failure to comply with these regulations, or wrongful disclosure of confidential patient information could result in the imposition of administrative or criminal sanctions, including exclusion from the Medicare and state Medicaid programs. In addition, if Accredo chooses to distribute drugs through new distribution channels such as the Internet, Accredo will have to comply with government regulations that apply to those distribution channels, which could have a material adverse effect on Accredo’s business;

•	the Stark Law prohibits physician referrals to entities with which the physician or their immediate family members have a “financial relationship”. Many states have adopted laws similar to the Stark Law. A violation of the Stark Law or similar state laws is punishable by civil sanctions, including significant fines and exclusion from participation in Medicare and Medicaid;

•	state laws prohibit the practice of medicine, pharmacy and nursing without a license. To the extent that Accredo assists patients and providers with prescribed treatment programs, a state could consider Accredo’s activities to constitute the practice of medicine. If Accredo is found to have violated those laws, it could face civil and criminal penalties and be required to reduce, restructure or even cease its business in that state;

•	pharmacies and pharmacists must obtain state licenses to operate and dispense drugs. Pharmacies must also obtain licenses in some states to operate and provide goods and services to residents of those states. Accredo’s entities that provide nursing for Accredo’s patients and Accredo’s nurses must obtain licenses in certain states to conduct Accredo’s business. If Accredo is unable to maintain its licenses or if states place burdensome restrictions or limitations on non-resident pharmacies or nurses, this could limit or affect Accredo’s ability to operate in some states, which could adversely impact its business;

•

federal and state investigations and enforcement actions continue to focus on the health care industry, scrutinizing a wide range of items such as joint venture arrangements, referral and billing practices, product discount arrangements, home health care services, dissemination of confidential patient information, clinical drug research trials and gifts for patients. Recently, the OIG issued a Special Advisory Bulletin focused on complex contractual joint ventures that could potentially violate the Anti-Kickback Law. In this bulletin, the OIG discussed the characteristics that potentially indicate a prohibited arrangement. Some of these characteristics are present in Accredo’s existing joint ventures. Accordingly, some of Accredo’s existing joint ventures have been restructured and others may be restructured in the future; and

•	the False Claims Act encourages private individuals to file suits on behalf of the government against health care providers such as Accredo. Such suits could result in significant financial sanctions or exclusion from participation in the Medicare and Medicaid programs.

If some of the drugs that Accredo provides lose their “orphan drug” status, Accredo’s business could face more competition.

Accredo’s business could be adversely affected by the expiration or challenge to the orphan drug status that has been granted by the FDA to some of the drugs that Accredo dispenses. When the FDA grants orphan drug status, it will not approve a second drug for the same treatment for a period of seven years unless the new drug is chemically different or clinically superior. Not all of the drugs that Accredo sells that are related to Accredo’s core disease states have orphan drug status. The loss of orphan drug status, the approval of new drugs notwithstanding orphan drug status or the development of drugs that are superior to the drugs Accredo sells could result in additional competitive drugs entering the market, which could harm Accredo’s business.

Accredo relies heavily on a single shipping provider, and Accredo’s business would be harmed if Accredo’s rates are increased or Accredo’s provider is unavailable.

A significant portion of Accredo’s revenues result from the sale of drugs it delivers to its patients and a single carrier ships principally all of its products. Accredo depends heavily on these outsourced shipping services for efficient, cost effective delivery of its products. The risks associated with this dependence include:

•	any significant increase in shipping rates, including rate increases resulting from higher fuel prices;

•	strikes or other service interruptions by Accredo’s primary carrier or by another carrier that could affect Accredo’s primary carrier; or

•	spoilage of high-cost drugs during shipment, since Accredo’s drugs often require special handling, such as refrigeration.

Accredo has been named in a consolidated stockholder class action lawsuit asserting claims under the securities laws and in a stockholders’ derivative lawsuit asserting claims for breach of fiduciary duties.

The uncertainty associated with these unresolved lawsuits could harm Accredo’s business, financial condition, liquidity and operating results. The defense of these lawsuits also could result in litigation fees and costs, as well as the diversion of resources. The indemnification provisions contained in Accredo’s certificate of incorporation and by-laws require Accredo to indemnify its current and former officers and directors who are named as defendants against the allegations contained in these suits, and this right to indemnification will continue following the effective time of the merger. Even though Accredo maintains directors and officers insurance applicable to the lawsuits, there can be no guarantee that the proceeds of such insurance will be available for defense fees and costs, or payment of any settlement or judgment in the lawsuits or, if available, will be sufficient to cover the fees and costs and any settlement or judgment imposed against Accredo.

The ultimate cost and effect of these lawsuits on Accredo’s business, financial condition, liquidity, operating results, customer relations and management is unknown at this time but could have a material adverse effect on the business, financial condition, liquidity or operating results of Medco.

In addition to the securities litigation currently pending against Accredo and its officers and directors, Accredo also may in the future be the target of similar litigation, including in respect of the merger. Additional securities litigation could result in substantial costs and divert Accredo’s attention and resources.

The derivative plaintiffs in the stockholders’ derivative lawsuit asserting claims for breach of fiduciary duties have filed a motion to add Medco as a defendant and enjoin consummation of the merger. Accredo believes that the claims asserted in the derivative lawsuit are without merit and intends to continue to vigorously contest the action, and Medco believes that the allegations sought to be asserted against it are without merit and intends to vigorously contest the action in the event the leave to amend is granted.

Risk Factors Relating to Medco Following the Merger

Medco may fail to realize the anticipated synergies, cost savings and other benefits expected from the merger, which could adversely affect the value of Medco common stock after the merger.

The merger involves the integration of two companies that have previously operated independently. Medco and Accredo entered into the merger agreement with the expectation that the merger would combine Accredo’s specialty pharmacy business with Medco’s specialty pharmacy business and create opportunities to achieve cost synergies and other benefits from operating the combined specialty pharmacy business.

The value of Medco common stock following consummation of the merger may be affected by the ability to achieve the benefits expected to result from consummation of the merger. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination of two business enterprises of the size and scope of Medco and Accredo and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that such challenges will be met and that such diversion will not negatively impact the operations of Medco following the merger.

Delays encountered in the transition process could have a material adverse effect upon the revenues, level of expenses, operating results and financial condition of Medco following the merger. Although Medco and Accredo expect significant benefits, such as increased cost savings, to result from the merger, there can be no assurance that Medco will realize any of these anticipated benefits.

Medco may incur substantial expenses related to the integration of Accredo.

Medco may incur substantial expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of Accredo with those of Medco. There are a large number of systems that may be integrated, including information management, purchasing, operations, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. While Medco has assumed that a certain amount of expenses would be incurred, factors beyond its control could affect the total amount or the timing of all of the expected integration expenses. These expenses could, particularly in the near term, exceed the savings that Medco expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost and revenue synergies related to the integration of the businesses following the effective time of the merger.

Uncertainties associated with the merger may cause a loss of employees.

The success of Medco after the merger will depend in part upon the ability of Medco to retain key Medco employees as well as Accredo employees. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Medco following the merger. Accordingly, no assurance can be given that Medco will be able to retain key employees to the same extent that it or Accredo has been able to do so in the past.

The combined company’s indebtedness following completion of the merger will be higher than Medco’s existing indebtedness.

The indebtedness of Medco as of March 26, 2005 was approximately $1.0 billion. Medco’s pro forma indebtedness as of March 26, 2005 giving effect to the merger, including the incurrence of additional debt to finance the cash consideration to be paid in the merger (as described in “Selected Unaudited Pro Forma

Combined Financial Data and Unaudited Per Share Data” beginning on page 17), will be approximately $1.75 billion. As a result of the increase in debt, demands on Medco’s cash resources will increase after the merger, which could affect Medco’s liquidity and, therefore, could have important effects on an investment in Medco common stock. For example, while the impact of this increased indebtedness is expected to be addressed by the combined cash flows of Medco and Accredo, the increased levels of indebtedness could nonetheless create competitive disadvantages for Medco compared to other companies with lower debt levels.

Resales of Medco common stock following the merger may cause the market price of that stock to fall.

As of the record date, Medco had 279,950,546 shares of common stock outstanding. As of June 25, 2005, Medco had 21,916,246 shares subject to outstanding options and other rights to purchase or acquire its shares. Medco expects that it will issue a maximum of 26,829,937 shares of common stock in connection with the merger. The issuance of these new shares and the sale of additional shares of Medco common stock that may become eligible for sale in the public market from time to time upon exercise of options could have the effect of depressing the market price for Medco common stock.

The trading price of Medco common stock may be affected by factors different from those affecting the price of Accredo common stock.

Upon completion of the merger, holders of Accredo common stock will become holders of Medco common stock. Medco’s business differs from that of Accredo, and accordingly the results of operations of Medco, as well as the trading price of Medco common stock, after the merger may be affected by factors different from those currently affecting Accredo’s results of operations and the price of Accredo common stock. For a discussion of the businesses of Accredo and Medco and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” beginning on page 120.

Medco is a defendant in two qui tam cases in which the federal government has intervened, which could materially adversely affect its business, financial condition, liquidity and results of operations; and a separate qui tam case that remains under seal, as well as antitrust and other suits, any of which could limit its business practices and materially adversely affect its business, financial condition, liquidity and operating results.

Medco is a defendant in a lawsuit filed by the U.S. Attorney’s Office for the Eastern District of Pennsylvania, alleging violations of the federal False Claims Act and asserting other legal claims, including a claim against Medco under the Anti-Kickback Law for allegedly making improper payments to health plans to induce such plans to select Medco as a PBM for government contracts. The lawsuit originated as two qui tam, or whistleblower, complaints, which are currently pending with the government’s complaint-in-intervention. The government has alleged, among other things, that Medco canceled and later re-entered prescriptions in order to avoid violating contractual guarantees regarding prescription dispensing turnaround times in its mail order pharmacies; dispensed fewer pills than reported to the patient and charged clients based on the reported number of units dispensed; favored the products of certain manufacturers, including Merck, over less expensive products; and engaged in improper pharmacy practices. Sanctions for violating the False Claims Act include liability for treble damages, as well as mandatory civil penalties for each separate claim. Sanctions for violating the Anti-Kickback Law may include criminal and civil sanctions, substantial monetary fines and exclusion from participation in federal health care programs. Although the government’s lawsuit has been settled with respect to injunctive, or non-monetary, relief, the U.S. Attorney’s Office for the Eastern District of Pennsylvania is seeking to impose monetary damages and fines that could have a material adverse effect on Medco’s business, financial condition, liquidity and operating results.

Medco has been informed that it is named as one of various defendants in another qui tam complaint alleging that Medco conspired to defraud the Medicare and Medicaid programs in violation of the False Claims Act, as well as various state laws relating to false claims. This complaint remains under seal. Medco has not seen it and does not know the identity of the relator or the other defendants or the time period at issue. On January 21, 2005, Medco received a subpoena from the OIG requesting certain documents that may relate to this qui tam complaint. The government has agreed to suspend enforcement of this subpoena until October 2005. Medco does not know when the government will decide whether to intervene in support of any or all of the allegations. In January 2005, Medco also received a letter from the U.S. Attorney’s Office for the Eastern District of Pennsylvania requesting information about Medco’s Medicare Coordination of Benefits “COB” recovery program. Medco has also received a letter from the Texas Attorney General’s office requesting information on how Medco processes Medicaid subrogation requests on behalf of its clients. Medco has complied with the request.

In addition to the government lawsuit and the qui tam complaint that remains under seal, Medco has been sued by several private plaintiffs, challenging its business practices and seeking various types of relief. These suits have been instituted based on various legal theories, including antitrust law and breach of contract.

Medco and Merck are defendants in a state lawsuit in Ohio brought by one of Medco’s former clients. Many of the allegations appear to be taken directly from the complaint filed by the U.S. Attorney’s Office for the Eastern District of Pennsylvania that is described above. The plaintiff asserts claims against Medco for breach of contract, against Merck for tortious interference with contract, and against both Medco and Merck for breach of fiduciary duties, violation of state consumer protection and deceptive trade practices laws, unjust enrichment and fraud.

Medco and Merck are also defendants in three antitrust lawsuits. Two of these lawsuits are purported class actions brought in federal court and assert claims for violation of the Sherman Act. The plaintiffs in one case seek to represent a national class of retail pharmacies that have contracted with Medco, and the plaintiffs in the other case seek to represent a class of independent retail pharmacies that have contracted with Medco. One of these actions alleges that Medco has conspired with plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The other alleges that Medco and Merck have engaged in price fixing and other unlawful concerted actions with others to restrain trade in the dispensing and sale of prescription drugs and have conspired with plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs in each action allege that, through the alleged concerted action or conspiracy, as the case may be, Medco and Merck have engaged in various forms of anticompetitive conduct, including, among other things, setting reimbursement rates to such pharmacies at unreasonably low levels. The plaintiffs seek treble damages and injunctive relief.

The other antitrust suit was brought against Medco and Merck in a California state court and asserts claims for violations of California antitrust law and California law prohibiting unfair business practices. The plaintiffs seek to represent a class of all California pharmacies that have contracted with Medco and indirectly purchased prescription drugs from Merck. The complaint copies verbatim many of the allegations that the U.S. Attorney’s Office for the Eastern District of Pennsylvania has made, as described above. The plaintiffs also allege, among other things, that Medco has failed to maintain an open formulary, and that Medco and Merck failed to prevent nonpublic information received from competitors of Medco and Merck from being disclosed to each other. As a result, the plaintiffs allege, Medco has been able to increase its market share and artificially reduce the level of reimbursement to the class members, and, in addition, the prices of prescription drugs from Merck and other pharmaceutical manufacturers that do business with Medco have been fixed and raised above competitive levels.

Medco also is the defendant in a breach of contract suit brought in New Jersey state court by one of its former clients and in another breach of contract suit brought in Alabama state court by a plaintiff which seeks to represent a national class of independent retail pharmacies that have contracted with Medco under a formula that included the AWP as a method of reimbursement.

Medco entered into an indemnification and insurance matters agreement with Merck in connection with the spin-off. To the extent that Medco is required to indemnify Merck for liabilities arising out of a lawsuit pursuant to the terms of that agreement, if Merck is required to make any payments in connection with such a lawsuit,

Medco would need to make indemnification payments to Merck in amounts that could be material to Medco, in addition to any amounts that Medco may be required to pay directly as a result of such a lawsuit.

The various lawsuits and inquiries described above arise in an environment of rising costs for prescription drugs and heightened public scrutiny of the pharmaceutical industry, including the PBM industry and its practices. This public scrutiny is characterized by extensive press coverage, ongoing attention in Congress and in state legislatures, and investigations and public statements by law enforcement officials. These factors contribute to the uncertainty regarding the possible course and outcome of the proceedings discussed above. Medco is unable to predict the outcome of any of these lawsuits or inquiries. While Medco believes it has acted appropriately in its business practices, an adverse outcome in any one of the lawsuits described above could result in material fines and damages; material changes to Medco’s business practices (except in any proceeding where non-monetary issues have been settled); loss of (or litigation with) clients; and other penalties. An adverse outcome in any one of these lawsuits or as a result of any of these inquiries could have a material adverse effect on Medco’s business, financial condition, liquidity and operating results.

Pending and threatened litigation challenging some of Medco’s important business practices could significantly negatively affect Medco’s ability to obtain rebates and could materially limit Medco’s business practices.

Medco and Merck are defendants in six federal lawsuits filed in the U.S. District Court for the Southern District of New York, alleging, among other things, that Medco should be treated as a “fiduciary” under the provisions of ERISA (the Employee Retirement Income Security Act of 1974) and that Medco has breached fiduciary obligations under ERISA in connection with Medco’s development and implementation of formularies, preferred drug listings and intervention programs. Medco and Merck agreed to settle these lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. Under a settlement among Medco, Merck and the plaintiffs in five of these six cases, to which the trial court has granted final approval, Medco and Merck have agreed to pay $42.5 million, and Medco has agreed to change or to continue certain specified business practices for a period of five years. The settlement does not involve the release of any potential antitrust claims. Two appeals are pending, and the settlement becomes final only after all appeals have been exhausted.

Medco and Merck are defendants in other lawsuits asserting claims under ERISA. For example, in one, the plaintiff seeks to represent a class of all participants and beneficiaries of ERISA plans that required participants to pay a percentage co-payment on prescription drugs. The effect of the release under the settlement discussed above on this action has not yet been determined. In addition, Medco and Merck are defendants in two proposed class actions brought by trustees of two other benefit plans, which have elected to opt out of the settlement. The allegations in these actions are similar to those in the cases discussed above.

Another lawsuit, commenced by a former client of Medco’s, relies on allegations similar to those in the ERISA cases discussed above, as well as allegations specific to the plaintiff, which has elected to opt out of the settlement referred to above. The action includes claims under ERISA, New Jersey consumer protection law and contract claims. The plaintiff seeks compensatory, punitive and treble damages, as well as rescission and restitution of revenues that were allegedly improperly received by Medco. The plaintiff in this lawsuit has also filed an action against Merck, which relies on allegations similar to those in the ERISA cases discussed above and in the case filed by this plaintiff against Medco. The complaint asserts claims that Merck violated federal and state racketeering laws, tortiously interfered with the plaintiff’s contract with Medco, and was unjustly enriched. The plaintiff seeks, among other things, compensatory damages of approximately $35 million, treble damages, and restitution of revenues that were allegedly improperly received by Merck. All of the ERISA actions discussed above have been consolidated in the U.S. District Court for the Southern District of New York.

Medco and Merck are defendants in another proceeding, initially filed in California state court, which is also based on allegations similar to those in the ERISA cases discussed above and which also relies on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of

California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Medco and Merck. This case was removed to the U.S. District Court for the Southern District of California and later transferred to the U.S. District Court for the Southern District of New York and consolidated with the ERISA cases pending there.

Medco and Merck are involved in litigation in West Virginia state court with the West Virginia Public Employees Insurance Agency, or PEIA, and the State of West Virginia. Initially, Medco filed a declaratory judgment action asserting Medco’s right to retain certain cost savings under its agreement with PEIA. Shortly thereafter, the State of West Virginia and PEIA filed a separate lawsuit against Medco and Merck, premised on several state law theories, including violations of the West Virginia Consumer Credit and Protection Act, conspiracy, tortious interference, unjust enrichment, accounting fraud and breach of contract. The State of West Virginia and PEIA sought civil penalties, compensatory and punitive damages and injunctive relief. Thereafter, in the declaratory judgment action, PEIA filed a counterclaim, and the State of West Virginia, which was joined as a party, filed a third-party complaint against Medco and Merck, raising the same allegations asserted by PEIA and the State of West Virginia in their separate lawsuit. Medco and Merck filed a motion to dismiss the separate lawsuit against them, and also filed a motion to dismiss the counterclaim and third-party complaint filed in the declaratory judgment action. These motions were granted in part, and PEIA has filed an amended counterclaim and third-party complaint, seeking to reassert its fraud claims and restate certain of its other claims.

Medco is the defendant in a lawsuit in New Jersey state court filed by a former client, which asserts claims for violation of fiduciary duty under state law; breach of contract; negligent misrepresentation; unjust enrichment; violations of certain District of Columbia laws regarding consumer protection and restraint of trade; and violation of a New Jersey law prohibiting racketeering. The plaintiff demands compensatory damages, punitive damages, treble damages for certain claims, and restitution.

Many of these lawsuits challenge some of Medco’s important business practices, and an adverse determination could significantly negatively affect Medco’s ability to obtain rebates and otherwise materially limit Medco’s business practices. Many of these lawsuits also seek damages in unspecified amounts, which could be material, and some seek treble or punitive damages or restitution of profits, any of which could be material in amount. In addition, to the extent that Medco is required to indemnify Merck for liabilities arising out of a lawsuit and Merck is required to make any payments in connection with such a lawsuit, Medco would need to make indemnification payments to Merck in amounts that could be material to Medco, in addition to any amounts that Medco may be required to pay directly as a result of such a lawsuit. While Medco believes that it has acted appropriately in its business practices, the outcome of each of these lawsuits is uncertain, and an adverse determination in any one of them could result in material damages or restitution and could have a material adverse effect on Medco’s business, financial condition, liquidity and operating results.

Medco could be required to record a material non-cash charge to income if its recorded intangible assets are impaired, or if it shortens intangible asset useful lives.

Medco had approximately $2.1 billion of recorded intangible assets, net, on its consolidated balance sheet as of March 26, 2005. Medco’s intangible assets are expected to increase by approximately $700 million as a result of the merger. The majority of these assets were created at the time of the Merck acquisition of Medco in 1993, and represents the value of client relationships at the time of acquisition. Under current accounting rules, intangible assets are amortized over their useful lives. These assets may become impaired with the loss of significant clients that were in the client base at time of acquisition. If the carrying amount of the assets exceeds the undiscounted pre-tax expected cash flows from the remaining client base, Medco would be required to record a non-cash impairment charge to its consolidated statement of income in the amount the carrying value of these assets exceeds the discounted expected future cash flows from these clients. In addition, while the intangible assets may not be impaired, the useful lives are subject to continual assessment, taking into account historical and expected losses of clients that were in the client base at time of acquisition. This assessment may result in a reduction of the remaining weighted average useful life of these assets, resulting in potentially significant increases to non- cash amortization expense that is charged to its consolidated statement of income. In 2004,

Medco was notified of the loss of the Independence Blue Cross and the Federal Employees Health Benefit Plan accounts, which resulted in a reduction of the intangible asset weighted average useful life from 35 years to 23 years, with the annual amortization expense increasing to $180 million in 2004 from $94 million in 2003. An intangible asset impairment charge, or a reduction of amortization lives, could have a material adverse effect on Medco’s earnings and stockholders’ equity in the periods recorded and could adversely affect the price of Medco’s common stock.

Competition in the PBM industry is intense and could harm Medco’s ability to attract and retain clients.

Competition in the PBM industry is intense. Medco’s competitors include many profitable and well-established companies that have significant financial, marketing and other resources. Medco competes with a wide variety of competitors, including large national PBMs such as Caremark Rx, Inc. and Express Scripts, Inc. Further consolidation within the PBM industry, as well as the acquisition of any of Medco’s competitors by larger companies, may also lead to increased competition. Medco also competes with insurers such as CIGNA Corporation and managed care organizations such as WellPoint Health Networks Inc., which offer prescription benefit plans in combination with other health benefits, using their own pharmacy benefit management facilities. In certain instances Medco also competes with large retail chains, or large retail stores with in-store pharmacy operations, that are motivated to preserve their share of retail pharmacy business and may offer their own mail order programs or otherwise seek to limit acceptance of Medco’s mail order programs.

Medco competes based on innovation and service, as well as on price. To attract new clients and retain existing clients, Medco must continually develop new products and services to assist clients in managing their pharmacy benefit programs. Medco may not be able to develop innovative products and services, including new Medicare Part D offerings, that are attractive to clients. Moreover, although Medco needs to continue to expend significant resources to develop or acquire new products and services in the future, it may not be able to do so. Medco cannot be sure that it will continue to remain competitive, nor can it be sure that it will be able to market its PBM services to clients successfully at its current levels of profitability.

If Medco does not continue to earn and retain purchase discounts and rebates from manufacturers at current levels, Medco’s gross margins may decline.

Medco has contractual relationships with pharmaceutical manufacturers that provide it purchase discounts on drugs dispensed from its mail order pharmacies and rebates on brand-name prescription drugs dispensed through mail order and retail. These discounts and rebates are generally passed on to clients in the form of steeper price discounts and rebate pass-backs. Without purchase discounts and rebates from pharmaceutical manufacturers, Medco would not have been profitable in each of 2002, 2003 and 2004.

Some of Medco’s arrangements with pharmaceutical manufacturers, which typically have terms of three to ten years, are terminable by the manufacturer on 180 days’ or shorter notice, and manufacturer rebates often depend on Medco’s ability to meet contractual market share or other requirements. Pharmaceutical manufacturers have also increasingly made rebate payments dependent upon including a broad array of their products in Medco’s formularies.

Rebates on drugs on which patents are expected to expire over the next several years currently contribute significantly to Medco’s earned rebates. Between 2005 and 2008 patents are expected to expire on brand-name drugs representing about $30 billion in annual sales in the U.S. As these patents expire, the introduction of generic products may substantially reduce the market share of the brand-name drugs and the rebates manufacturers provide to Medco for including their brand-name drugs in the formularies Medco manages. Medco also may not be able to negotiate rebates for new brand-name drugs comparable to those rebates it is earning on brand-name drugs on which patents are expected to expire. Medco generally earns higher margins on generic drugs dispensed by its mail order pharmacies than it earns on brand-name drugs. However, manufacturers of newly-introduced generic drugs sometimes benefit from an exclusive marketing period, generally six months, during which Medco may be unable to earn these higher margins. The typically higher margins Medco earns on generic drugs and the rebates it earns by adding newly-approved, brand-name drugs to its formularies may not offset any decline in rebates for brand-name drugs on which patents expire.

Competitive pressures in the PBM industry also have caused Medco and many other PBMs to share with clients a larger portion of the rebates received from pharmaceutical manufacturers and to increase the discounts offered to clients.

Medco’s ability to sustain the level of its gross margins depends to a significant degree upon its ability to earn purchase discounts and rebates at levels at least equivalent to those in prior years, and its ability to mitigate the impacts of steeper drug price discounts and rebate pass-backs to clients with other fees. Medco’s margins may decline as it attracts larger clients, who typically have greater bargaining power than smaller clients. Similarly, the amount of rebates that Medco earns may decline if pharmaceutical manufacturers decrease the amount of rebates they offer.

Changes in existing federal or state laws or regulations or in their interpretation by courts and agencies or the adoption of new laws or regulations relating to patent term extensions, rebate arrangements with pharmaceutical manufacturers, as well as some of the formulary and other services Medco provides to pharmaceutical manufacturers, could also reduce the discounts or rebates Medco receives and harm its business, financial condition, liquidity and operating results.

Failure to retain key clients could result in significantly decreased revenues and could harm Medco’s profitability.

Medco’s largest client, UnitedHealth Group, represented approximately 23% of Medco’s net revenues in the first quarter of 2005. Medco’s current agreement with UnitedHealth Group has an initial term ending December 31, 2009 and, at UnitedHealth Group’s option, may be extended for two additional years ending December 31, 2011. Although none of its other clients individually represented more than 10% of its net revenues in 2004, Medco’s top 10 clients as of December 25, 2004, including UnitedHealth Group, represented approximately 44% of its net revenues during 2004.

Medco’s larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as Medco, before their contracts with Medco expire. In each year from 2000 through 2004, Medco retained clients accounting for almost 94% of its net revenues. In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with Medco.

If several of Medco’s large clients terminate, cancel or do not renew their agreements with Medco or stop contracting with it for some of the services it provides because they accept a competing proposal or because they are involved in a merger or acquisition, and Medco is not successful in generating sales with comparable operating margins to replace the lost business, Medco’s revenues and results of operations could suffer.

Failure to satisfy contractual obligations to clients could require Medco to pay performance penalties and could result in the termination of their contracts.

Many of Medco’s contracts with clients contain provisions that guarantee the level of service Medco will provide or the minimum level of rebates or discounts the client will receive. Many of Medco’s client contracts also include guaranteed cost savings from its utilization management programs. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent Medco from satisfying contractual obligations under which it has guaranteed certain cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with Medco if Medco fails to meet a service, rebate or cost savings guarantee it provides to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of Medco’s net revenues in 2004.

Medco’s clients are generally entitled to audit Medco’s compliance with their contracts and, on occasion, a client or former client has claimed that it overpaid Medco for its services based on the results of an audit.

Payment disputes may adversely affect Medco’s results of operations if they result in refunds or the termination or non-renewal of a client contract.

If Medco fails to comply with complex and rapidly evolving laws and regulations or increasingly sophisticated contractual obligations, it could suffer penalties, lose clients or be required to pay substantial damages or make significant changes to its operations.

Medco is subject to numerous federal and state regulations. If it fails to comply with existing or future applicable laws and regulations, it could suffer civil or criminal penalties, including the loss of its licenses to operate its mail order pharmacies and its ability to participate in federal and state healthcare programs. Medco also continues to enter into detailed and complex contractual obligations. As a consequence of the severe penalties it could face, Medco must devote significant operational and managerial resources to complying with these laws and regulations and contractual obligations. Although Medco believes that it is substantially complying with all existing statutes and regulations applicable to its business, different interpretations and enforcement policies of these laws and regulations could subject its current practices to allegations of impropriety or illegality, or could require it to make significant changes to its operations. In addition, Medco cannot predict the impact of future legislation and regulatory changes on its business or assure that it will be able to obtain or maintain the regulatory approvals required to operate its business.

The operating and financial restrictions imposed by Medco’s debt agreements could restrict its ability to finance operations and capital needs or to engage in other business activities.

Restrictions include limitations on Medco and its restricted subsidiaries’ ability to, among other things:

•	borrow funds and issue preferred stock;

•	pay dividends on Medco’s stock or repurchase Medco’s stock;

•	create liens;

•	enter into sale and leaseback transactions;

•	use derivative instruments;

•	engage in certain transactions with affiliates;

•	consolidate, merge or sell assets;

•	designate Medco’s subsidiaries as unrestricted subsidiaries; and

•	make fundamental changes in Medco’s corporate existence and principal business.

In addition, the agreements require Medco to comply with specified financial ratios and tests including a maximum leverage ratio and a minimum fixed charge coverage ratio. These restrictive covenants and financial ratios and tests restrict Medco’s financial flexibility. Because the indenture and the agreements governing Medco’s senior secured credit facility and accounts receivable financing facility have customary cross-default provisions, if debt is accelerated under one of these agreements, debt under one or both of the other agreements may also be accelerated.

Prescription volumes may decline, and Medco’s net revenues and profitability may be negatively impacted, when products are withdrawn from the market or when increased safety risk profiles of specific drugs result in utilization decreases.

Medco dispenses significant volumes of brand-name and generic drugs from its mail order pharmacies and through its network of retail pharmacies. These volumes are the basis for its net revenues and profitability. When products are withdrawn by manufacturers, or when increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these drugs. Additionally, negative press regarding drugs with higher safety risk profiles may result in reduced consumer demand for such drugs. In cases where there are no acceptable prescription drug equivalents or alternatives for these prescription drugs, Medco’s volumes, net revenues, profitability and cash flows may decline.

Risks related to bioterrorism and mail tampering could adversely affect and limit the growth of Medco’s mail order business.

Many prescription drugs are delivered to retail pharmacies or directly to consumers through the mail. In particular, Medco’s mail order pharmacies ship over one million parcels per week through the U.S. Postal Service and other couriers. A number of its contracts also require Medco to deliver pharmaceutical products within a designated average period of time following receipt of an order. Medco has no control, however, over delays caused by disruptions to the U.S. mail or other courier services. Moreover, should the risks related to bioterrorism or mail tampering increase, or mail service experience interruptions or significant delays, Medco may have difficulty satisfying its contractual performance obligations and consumers may lose confidence in mail order pharmacies.

Medco may be subject to liability claims for damages and other expenses that are not covered by insurance.

Medco’s product and professional liability insurance policies are expected to cover individual claims of up to $40 million. A successful product or professional liability claim in excess of Medco’s insurance coverage, or where adequate indemnification is not available, could harm Medco’s financial condition and results of operations.

Various aspects of its business may subject Medco to litigation and liability for damages, including the performance of PBM services, including formulary management and health improvement and clinical services, and the operation of its call center pharmacies and websites.

For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Misinformation from one of Medco’s call center pharmacies or Medco’s websites could also lead to adverse medical conditions. Medco’s business, financial condition and results of operations could suffer if Medco faces negative publicity or it pays damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Changes in technology could cause Medco’s products and services to become obsolete and, as a result, Medco may lose clients and members.

Medco relies heavily on its technology, which is subject to rapid change and evolving industry standards. For example, automated dispensing for mail order, online pharmacies and electronic prescribing are among the recent technological innovations of the industry. To be successful, Medco must adapt to this rapidly evolving market by continually improving the responsiveness, functionality and features of its products and services to meet its clients’ changing needs. Medco may not be successful in developing or acquiring technology which is competitive and responsive to the needs of its clients and might lack sufficient resources to continue to make the necessary investments in technology to compete with its competitors. Without the timely introduction of new products and enhancements that take advantage of the latest technology, Medco’s products and services could become obsolete over time and Medco could lose a number of its clients and members.

Any disruption of, or failure in, either of Medco’s two automated pharmacies or Medco’s data center could significantly reduce Medco’s ability to process and dispense prescriptions and provide products and services to its clients.

Currently, Medco’s automated pharmacies in Willingboro, New Jersey and Las Vegas, Nevada together dispense over 90% of its mail order prescriptions. Medco’s data center, located in Fair Lawn, New Jersey, provides primary support for all applications and systems required for Medco’s business operations, including its integrated prescription claims processing, billing, communications and mail order systems. These facilities depend on the infrastructure in the areas where they are located and on the uninterrupted operation of Medco’s computerized dispensing systems and electronic data processing systems. Significant disruptions at any of these facilities due to failure of Medco’s technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or malice or some other catastrophic event could, temporarily or indefinitely, significantly reduce, or partially or totally eliminate, Medco’s ability to process and dispense prescriptions and provide products and services to its clients.

PBMs could be subject to claims under ERISA if they are found to be a fiduciary of a health benefit plan governed by ERISA.

PBMs typically provide services to corporations and other sponsors of health benefit plans. These plans are subject to ERISA, which regulates employee pension benefit plans and employee welfare benefit plans, including health and medical plans. The U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some or all of the services provided by a PBM. Medco is party to several lawsuits that claim Medco is a fiduciary under ERISA. If a court were to determine, in litigation brought by a private party or in a proceeding arising out of a position taken by the U.S. Department of Labor, that Medco was a fiduciary in connection with services it provides, it could potentially be subject to claims for breaching fiduciary duties and/or entering into certain “prohibited transactions.”

Legislative or regulatory initiatives that restrict or prohibit the PBM industry’s ability to use patient identifiable medical information could limit Medco’s ability to use information that is critical to the operation of its business.

Many of Medco’s products and services rely on its ability to use patient identifiable information in various ways. In addition to electronically reviewing hundreds of millions of prescriptions each year, Medco collects and processes confidential information through many of its programs and alliances, including RationalMed and point-of-care initiatives. There is currently substantial regulation at the federal, state and international levels addressing the use and disclosure of patient identifiable medical and other information. Sanctions for failing to comply with standards issued pursuant to state or federal statutes or regulations include criminal penalties and civil sanctions. These and future regulations and legislation that severely restrict or prohibit Medco’s use of patient identifiable medical and other information could limit its ability to use information that is critical to the operation of its business. If Medco violates a patient’s privacy or is found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, it could be liable for significant damages, fines or penalties.

Government efforts to reduce healthcare costs and alter healthcare financing practices could lead to a decreased demand for Medco’s services or to reduced rebates from manufacturers.

During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control healthcare costs, including prescription drug costs, are underway at the federal and state government levels. Congress frequently considers proposals to reform the U.S. healthcare system. These proposals may increase governmental involvement in healthcare and PBM services and may otherwise change the way Medco’s clients do business. Healthcare organizations may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of Medco’s PBM services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for Medco’s services or to reduced rebates from manufacturers.

In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and Medco cannot predict the extent of future legislation. However, these initiatives could greatly limit Medco’s business practices and impair Medco’s ability to serve its clients.

New legislation providing Medicare recipients with outpatient drug benefits and similar Medicaid changes could reduce the total market for PBM services and harm the specialty pharmacy business.

On December 8, 2003, President Bush signed into law H.R. 1, the “Medicare Prescription Drug, Improvement, and Modernization Act of 2003” (P.L. 108-173) (which is referred to in this document as the MPDIM Act). The MPDIM Act offers far-reaching changes to the Medicare program, including changes to the current Medicare+Choice program, administrative and contracting reforms, changes to Medicare provider reimbursement, and the creation of a new type of health savings account. Most notably, the MPDIM Act establishes a new Medicare Part D outpatient prescription drug benefit for roughly 35 million Americans who are age 65 and older, the most significant change to healthcare coverage for seniors since the inception of Medicare nearly 40 years ago. Starting January 1, 2006, seniors will have the opportunity to enroll in Medicare Part D. The Medicare Part D prescription benefit could make policies or plans less valuable to seniors and reduce the total market for PBM services. Moreover, Medco’s clients could decide to discontinue providing prescription drug benefits to their Medicare-eligible members. If this occurs, the adverse effects of the Part D benefit may outweigh any opportunities for new business generated by the new benefit. Medco is not yet able to assess the impact that Medicare Part D will have on its clients’ decisions to continue to offer a prescription drug benefit to their Medicare-eligible members. Although Medco has applied to CMS to become a nationwide Medicare Part D prescription drug plan sponsor, it is not yet in a position to predict the impact of such participation on its business, financial condition or results of operations.

At least one Medicaid program has adopted, and other Medicaid programs, some states and some commercial payors may adopt, those aspects of the MPDIM Act that either result in or appear to result in price reductions for drugs covered by such programs. Adoption of ASP in lieu of AWP as the measure for determining reimbursement by state Medicaid programs for the drugs sold in Medco’s specialty pharmacy business following the merger could materially reduce the revenue and gross margins of the specialty business, and thus, the expected benefits of the merger.

In order to deal with budget shortfalls, some states are attempting to create state administered prescription drug discount plans, to limit the number of prescriptions per person that are covered and to raise Medicaid co-pays and deductibles, and are proposing more restrictive formularies and reductions in pharmacy reimbursement rates. For example, California’s Medicaid program, MediCal, recently adopted a plan that shifted away from use of acquisition cost plus 1% and instead uses ASP plus 20% for blood clotting factor products. This reduction and any further reductions in the reimbursement from MediCal could adversely impact revenues and profitability from the sale of drugs by Medco’s specialty pharmacy business following the effective time of the merger to patients covered by MediCal. Any reductions in amounts reimbursable by other government programs for specialty pharmacy services or changes in regulations governing such reimbursements could materially and adversely affect Medco’s business, financial condition, liquidity and operating results following the effective time of the merger.

Risks Relating to Medco’s Relationship with Merck

Under Medco’s managed care agreement with Merck, Medco’s rebates could decline by a substantial amount and Medco may have to pay substantial liquidated damages to Merck if Medco fails to achieve specified market share levels.

Medco’s historical consolidated financial statements include recorded rebates from Merck based upon the volume of Merck patented products dispensed either by Medco’s mail order pharmacies or through Medco’s retail pharmacy networks and the level of control Medco exercises over drugs utilized in its clients’ plans.

The five-year managed care agreement Medco entered into with Merck, effective as of July 2002, replaced Medco’s previous arrangements with Merck with respect to these rebates. Under the agreement, Medco has the opportunity to earn formulary access rebates and market share rebates. However, the provisions of the agreement relating to rebates may reduce the amount of rebates from Merck that Medco is able to earn as compared with prior periods, and some provisions of the agreement may also affect Medco’s business practices in ways that could have a significant impact on the amount of rebates Medco may be able to earn from other manufacturers. In some respects, the agreement also imposes greater obligations on Medco than similar agreements it has with other pharmaceutical manufacturers. Accordingly, the agreement may have a significant impact on Medco’s profitability.

The agreement requires Medco to:

•	ensure that all Merck patented products are included in each of Medco’s standardized formularies on the most preferred branded tier;

•	make offers and proposals to potential, new or existing plans relating to the treatment of Merck patented products under those plans;

•	use Medco’s best efforts to ensure that Merck patented products are made available to members under plans Medco manages or administers with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products;

•	provide notices and information to Merck and Medco’s clients and afford Merck the opportunity to communicate with Medco and Medco’s clients regarding Merck products and the recommendations Medco makes to Medco’s clients regarding those Merck products; and

•	ensure that for each quarter the dollar-weighted ratio of (a) the market shares of Merck patented products under plans Medco manages or administers to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans Medco manages or administers), which Medco refers to as Medco’s aggregate market share differential, is at or above a minimum level.

The rebates that Medco may earn under the agreement may be reduced or eliminated if Medco does not comply with various obligations or Medco’s aggregate market share differential is below target or minimum levels. Merck has the right to terminate the managed care agreement at any time on 120 days’ notice. Merck may also at any time withdraw any of its patented products from the terms of the agreement, subject to certain restrictions with respect to Zocor. Merck’s termination of the agreement or withdrawal of products could harm Medco’s results of operations and financial condition.

In the past, the market share of Merck products under plans Medco manages or administers has in the aggregate exceeded the national third-party market shares of Merck patented products (excluding prescriptions under plans Medco manages or administers). The rebates Medco may earn under the managed care agreement may be reduced or eliminated if Medco does not achieve aggregate target and minimum market share differentials. The aggregate amount of formulary access rebates Medco receives from Merck for any quarter will be reduced to the extent that Medco’s aggregate market share differential is below an aggregate target market share differential, which reflects Medco’s aggregate market share differential for the last quarter of 2001 reduced by an agreed upon percentage and adjusted for the impact on Medco’s aggregate market share differential of plans that Medco began to manage or administer or ceased to manage or administer for the periods after the last quarter of 2001.

Medco may not be able to maintain the aggregate target or aggregate minimum market share differential for any quarter or for the term of the agreement, and Medco’s aggregate market share differential may decline due to a variety of factors. The rebates Medco receives from Merck may vary substantially from quarter to quarter and may decline from historic levels, or Medco may not be entitled to receive rebates at all. Moreover, Medco cannot predict how Merck or other pharmaceutical manufacturers will price their products, and these pricing decisions could have a substantial impact on Medco’s ability to achieve the aggregate target market share differential and aggregate minimum market share differential.

Historically, Zocor has had the highest sales revenue of all Merck patented products within the plans Medco manages or administers and has accounted for a higher proportion of rebates Medco has received than any other Merck patented product. Accordingly, the utilization of Zocor under plans Medco manages or administers has contributed significantly to Medco’s ability to exceed the aggregate minimum market share differential and achieve at least the aggregate target market share differential. If utilization of Zocor decreases under the plans Medco manages or administers, or if Merck, in its sole discretion, withdraws Zocor from the terms of the managed care agreement (which it may generally do when, for two consecutive quarters, Medco’s aggregate market share differential does not exceed the aggregate target market share differential, as adjusted), the amount of rebates Medco receives from Merck may decline materially. In addition, Merck’s patent right with respect to Zocor is currently expected to expire in mid-2006, at which time Medco will no longer receive any rebates for utilization of Zocor. Although the aggregate target and minimum market share differentials will be adjusted at that time to exclude the effect of Zocor and ameliorate the impact on Medco of the expiration of the Zocor patent right, this adjustment will not replace the lost rebates attributable to Zocor.

Finally, the managed care agreement contains a number of terms that are not contained in, or are substantially different from comparable provisions of, Medco’s agreements with other pharmaceutical manufacturers. For example:

•	under rebate arrangements with other pharmaceutical manufacturers, generally only the market share rebates Medco has an opportunity to earn are contingent upon achieving specified aggregate market share differentials for the manufacturers’ products. The managed care agreement, however, makes the level of all rebates dependent upon Medco maintaining specified aggregate market share differentials;

•	provisions covering liquidated damages, as discussed above, are not included under Medco’s agreements with other pharmaceutical manufacturers;

•	under rebate arrangements with other pharmaceutical manufacturers, the pharmaceutical manufacturers generally may not unilaterally withdraw a product from the terms of the rebate agreement, as Merck is generally entitled to do under the managed care agreement; and

•	other provisions of the managed care agreement absent from Medco’s agreements with other manufacturers include Merck’s unilateral right to terminate the agreement and Medco’s agreement to indemnify Merck for specified liabilities.

These provisions under the managed care agreement could harm Medco’s results of operations and financial condition. The terms and requirements of the agreement and consequences of noncompliance provided in the agreement are likely to have a more significant impact on the conduct of Medco’s business than those contained in agreements with other pharmaceutical manufacturers. Because of these provisions, if Medco breaches the managed care agreement, the consequences may be more adverse to Medco than if it breaches its agreements with other pharmaceutical manufacturers.

Medco’s managed care agreement with Merck contains provisions that may make it more difficult for Medco to sell stock or assets or for another company to acquire or merge with Medco.

Neither Medco’s rights nor Medco’s obligations under its managed care agreement with Merck may be assigned, including by operation of law. Medco is prohibited from selling to any party businesses or assets representing 5% or more of its net income or net revenues, or 15% or more of any class of its equity securities or of the equity securities of any subsidiary that generated 5% or more of its net revenues or net income, or more than 5% of its assets on a book value or fair value basis, measured in each case as of the end of the quarter preceding the transaction, unless, at Merck’s election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates, that are substantially similar to Medco’s managed care agreement with Merck (other than as they relate to existing groups of members under those groups’ plans, which would not be required to be subject to the agreement). These provisions could limit Medco’s ability to engage in sales of its stock or assets, or to engage in certain mergers or change of control transactions, that its stockholders might consider favorable, and may discourage third parties from seeking to enter into certain business combination transactions with Medco.

The agreements Medco has entered into with Merck in connection with the spin-off could restrict Medco’s operations.

In connection with Medco’s spin-off from Merck, Medco and Merck entered into a number of agreements, in addition to the managed care agreement, that governed Medco’s spin-off from Merck and now govern Medco’s relationship. Each of these agreements was entered into in the context of Medco’s relationship to Merck as a wholly-owned subsidiary and Medco’s spin-off from Merck, and, accordingly, the terms and provisions of these agreements may be less favorable to Medco than terms and provisions Medco could have obtained in arm’s-length negotiations with unaffiliated third parties. These agreements commit Medco to take actions, observe commitments and accept terms and conditions that are or may be advantageous to Merck but are or may be disadvantageous to Medco. The terms of these agreements include obligations and restrictive provisions, including, but not limited to:

•	an agreement to indemnify Merck, its affiliates, and each of their respective directors, officers, employees, agents and representatives from all liabilities that arise from Medco’s breach of, or performance under, the agreements it entered into with Merck in connection with the spin-off and for any of Medco’s liabilities, including certain liabilities arising out of some of the litigation in which Medco is involved; and

•	an agreement with regard to tax matters between Medco and Merck which restricts Medco’s ability to engage in certain strategic or capital-raising transactions.

The terms of Medco’s spin-off from Merck, anti-takeover provisions of the DGCL, Medco’s certificate of incorporation and Medco’s by-laws could delay or deter a change in control and make it more difficult to remove incumbent officers and directors.

Medco’s agreements with Merck may make it difficult to effect a change in control of the company. For example, the managed care agreement and the tax responsibility allocation agreement may restrict Medco’s ability to sell the company.

Medco’s certificate of incorporation and by-laws and various provisions of the DGCL also may make it more difficult to effect a change of control of Medco or remove incumbent officers and directors. The existence of these provisions may adversely affect the price of Medco’s common stock, discourage third parties from making a bid to acquire the company or reduce any premium paid to its stockholders for their common stock. Medco’s board of directors has authority to issue up to 10,000,000 shares of “blank check” preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of Medco.

Medco’s board of directors is divided into three classes as nearly equal in size as possible with staggered three-year terms. This classification of Medco’s board of directors could have the effect of making it more difficult for a third party to acquire the company or of discouraging a third party from acquiring control of Medco because it generally will make it more difficult for stockholders to replace a majority of the directors. It is not possible to remove a director except for cause and only by a vote of holders of at least 80% of the voting power of Medco’s outstanding shares of stock.

Additionally, as a result of Medco’s ownership of three insurance companies, a third party attempting to effect a change of control of Medco may be required to obtain approval from applicable state insurance regulatory officials. The need for this approval may discourage third parties from making a bid for Medco or make it more difficult for a third party to acquire Medco, which may adversely affect the price of Medco’s common stock.

THE MERGER

Background of the Merger

Since its spin-off from Merck in August 2003, Medco has endeavored to identify opportunities to expand its specialty pharmacy capabilities. In furtherance of that goal, on February 10, 2004, Accredo and Medco entered into a ten-year strategic alliance pursuant to which Accredo became the preferred retail and home delivery pharmacy provider to members of Medco-administered health plans for the specialty pharmacy lines dispensed by Accredo. The two companies also agreed to work together to provide enhanced specialty pharmacy offerings designed to improve the quality and affordability of certain specialty drug therapies, including oncology drugs.

During discussions leading up to the announcement of the strategic relationship, Medco and Accredo discussed various potential business relationships, but determined that the contractual agreement entered into was the best relationship to pursue at the time.

Accredo evaluates strategic opportunities and business scenarios when appropriate as part of its ongoing evaluation of the market and opportunities to strengthen its business and enhance stockholder value. The Accredo board, at its meeting on November 22, 2004, asked David Stevens, Chairman of the Board and Chief Executive Officer of Accredo, to have Raymond James & Associates, Inc. prepare a strategic analysis to present to the Accredo board at a later meeting.

On December 1, 2004, Ken Melkus, one of Accredo’s board members, informed Mr. Stevens that a third party, which is referred to in this document as the initial third party, had inquired whether Accredo would entertain the possibility of a business combination transaction. Mr. Melkus had told the initial third party to contact Mr. Stevens if it wished to discuss the matter further.

Also on December 1, 2004, Accredo received a call from an investment banking firm on behalf of another unrelated third party, which is referred to in this document as the subsequent third party, that had been expressing an interest in trying to schedule a meeting to discuss a possible strategic transaction. On that date, Mr. Stevens scheduled a meeting with the subsequent third party for December 22, 2004. This scheduled meeting was canceled later in December and rescheduled for January 13, 2005.

On December 17, 2004, Mr. Stevens received an unsolicited offer from the initial third party to acquire all of Accredo’s shares in a merger for $32.81 per share. Mr. Stevens notified Accredo’s lead director, Ken Masterson, and forwarded a copy of the offer to him. Mr. Stevens and Mr. Masterson together prepared and delivered a preliminary response to the initial third party, which indicated that the offer would be provided to Accredo’s full board for its consideration.

Accredo held its next board meeting on January 3, 2005. At this meeting, Raymond James presented its strategic analysis to the Accredo board and the Accredo board considered the unsolicited proposal received by Mr. Stevens in December. In light of the pending offer and in response to a request by the Accredo board, Raymond James also presented an overview of the industry and discussed Accredo’s performance, its competitors’ performances, recent comparable transactions, an estimated range of value for Accredo and potential acquirors and their ability to pay certain market prices. Based on the information presented at the meeting and knowledge of the Accredo business plan and prospects, the Accredo board resolved to reject the unsolicited offer. Also at the January 3rd meeting, the Accredo board created a special committee composed of Kevin Roberg, Mr. Masterson and Mr. Melkus, which is referred to in this document as the Accredo special committee, to work with management on future discussions regarding any strategic transaction.

After the board meeting on January 3, 2005, Mr. Stevens spoke with the initial third party’s Chief Executive Officer and communicated that the Accredo board had rejected the unsolicited offer because it was not in the range of value that the Accredo board was willing to discuss, but that Accredo might entertain discussions at a higher value. The initial third party’s CEO asked for a meeting and Mr. Stevens agreed to meet with him the following week.

On January 11, 2005, Mr. Stevens met with the chief executive officer of the initial third party. The two discussed Accredo’s business, its potential and the initial third party’s offer. Mr. Stevens reiterated that if the board received an offer it felt was in the best interest of the Accredo stockholders, the board would give the offer serious consideration. At the end of the meeting, the chief executive officer of the initial third party indicated continued interest.

Later in the week of January 10, 2005, Mr. Melkus received a telephone call from the chief executive officer of the initial third party, who asked what price would be necessary to interest the Accredo board in a potential transaction. Mr. Melkus reiterated Mr. Stevens’ previous discussion with the chief executive officer and indicated a higher value would be required.

On January 13, 2005, officers of Accredo met at Accredo’s offices with representatives of the subsequent third party and its financial advisor. This meeting was the first meeting with the subsequent third party and was preliminary in nature. In a follow-up call on January 20, 2005, representatives of the subsequent third party indicated that it may be interested but was not in a position to pursue consideration of a possible transaction until a later time.

On January 19, 2005, Mr. Stevens received a revised offer from the initial third party in which the initial third party increased its offer to $38.00 per share. The Accredo special committee met telephonically with Mr. Stevens and Thomas W. Bell, Jr., General Counsel of Accredo, on January 21, 2005 to discuss the revised unsolicited offer. Soon thereafter, the Accredo special committee requested that Raymond James analyze the revised offer and present its analysis at a follow-up board meeting scheduled for January 27, 2005.

At the January 21, 2005 meeting, the Accredo special committee also reviewed the list of potential acquirors that Raymond James had previously presented to determine whether Accredo should approach any of those entities. In light of the existing strategic alliance between Medco and Accredo, the Accredo special committee and Mr. Stevens thought it advisable to contact Medco to determine whether it had any interest in submitting an offer.

At the request of the Accredo special committee, on January 21, 2005, Mr. Stevens contacted David B. Snow, Jr., Chairman of the Board, President and Chief Executive Officer of Medco, and informed him in general terms without identifying any specific information (including price) that the Accredo board had received an offer from a third party and inquired whether Medco had any interest in pursuing a business combination transaction with Accredo.

On January 22, 2005, Mr. Snow individually advised Medco board members Howard W. Barker, Jr., John Cassis and Michael Goldstein of his conversation with Mr. Stevens the previous evening. Messrs. Barker, Cassis and Goldstein are the chairmen of the Medco board’s audit, compensation and governance committees, respectively, and are the members of the Medco board’s special transactions committee, which is referred to in this document as the Medco special committee. Mr. Snow also advised members of Medco’s senior management of his conversation with Mr. Stevens. Each member of the Medco special committee individually supported Medco pursuing a business combination with Accredo. Members of Medco’s senior management also advised Medco’s financial advisor, Lehman Brothers Inc., about the status of discussions.

Later on January 22, 2005, Mr. Snow contacted Mr. Stevens to communicate that Medco was interested in pursuing a business combination transaction with Accredo. Mr. Snow asked Mr. Stevens if they could schedule a meeting for the following week.

On January 24, 2005, both the Accredo special committee and the full board of directors of Accredo held telephonic meetings with Accredo’s management, financial advisor and outside counsel present. During these meetings, both the Accredo special committee and the full Accredo board discussed the chronology of events to date and outside counsel reviewed with the Accredo board its fiduciary duties and the Accredo board discussed next steps. As part of this meeting, the Accredo board of directors discussed the meeting and discussions with the subsequent third party and considered the timeframe that party had suggested to not be appropriate in light of recent events with the other parties.

On January 24, 2005, Mr. Snow, Medco’s financial advisor and members of Medco’s senior management held a telephonic meeting with the Medco special committee (except for Mr. Barker, who was not available to participate but who discussed the matter with Mr. Snow the previous evening and supported the decision to pursue a business combination with Accredo) to discuss Medco’s strategic alternatives and the potential risks and benefits of a business combination with Accredo. The Medco special committee recommended that Medco continue discussing a strategic combination with Accredo.

On January 25, 2005, Mr. Stevens met with Mr. Snow and John Driscoll, Senior Vice President, Product and Business Development, of Medco. Both Messrs. Snow and Driscoll asked a number of questions of Mr. Stevens regarding Accredo’s business, and the parties discussed the process for moving forward with evaluating a possible business combination. During the meeting, Mr. Snow advised Mr. Stevens that Medco was prepared to submit a written proposal to Accredo regarding a business combination transaction by the close of business on January 26, 2005.

On the morning of January 26, 2005, Messrs. Snow and Driscoll briefed members of senior management and the Medco special committee about their meeting with Mr. Stevens the previous day. The Medco special committee reviewed several financial analyses regarding the possible value of Accredo and discussed several pricing alternatives and thereafter authorized Mr. Snow to submit an offer to purchase Accredo for $42.00 per share in a 50% cash and 50% stock transaction. Later that day, Medco submitted an offer to purchase Accredo at a value of $42.00 per share, payable in one-half cash and one-half Medco common stock, which offer was subject to customary due diligence and negotiation of a definitive agreement.

On January 27, 2005, the Accredo board held a meeting to discuss Medco’s proposal of $42.00 per share and the latest proposal from the initial third party at $38.00 per share. Raymond James, which had reviewed both offers, presented its analysis. The Accredo board concluded that both Medco and the initial third party should be asked to enhance their offers. Further, the Accredo board expressed concern about the timing and certainty of closing of each of the offers. The Accredo board instructed Mr. Stevens to relay the Accredo board’s conclusions to both parties, and he did so on January 28, 2005. Both Medco and the initial third party were instructed to respond with enhanced offers by 5:00 p.m. CST on January 28, 2005, after which the Accredo board would meet to respond to any offers by January 30, 2005. The initial third party indicated that it continued to be interested but could not respond during that time frame.

Messrs. Snow and Driscoll briefed the Medco special committee on January 27, 2005 regarding Medco management’s views on valuation of Accredo and the status of discussions with Accredo. The strength of Medco’s balance sheet, potential alternative uses of its cash and various financing alternatives were also explored. Mr. Snow indicated that Medco’s senior management was in favor of the acquisition of Accredo.

The Medco special committee met on January 28, 2005 to consider possible modifications to Medco’s offer to Accredo. The Medco special committee also considered the timing and other aspects of the potential business combination. At the conclusion of the meeting, the committee authorized the submission of a revised offer to Accredo.

Mr. Driscoll contacted Mr. Stevens later on January 28, 2005 and communicated that Medco was interested in submitting an enhanced offer. Mr. Driscoll also advised Mr. Stevens and Accredo’s financial advisor that Medco was interested in commencing due diligence as soon as practicable. Later on the same day, Medco submitted a revised proposal at a value of $44.00 per share payable one-half in cash and one-half in Medco common stock.

The Accredo board met on January 29, 2005 to consider Medco’s revised offer. On January 30th and 31st, representatives of Accredo and Medco held numerous discussions about Medco’s revised offer, including collar arrangements to provide some protection to the stockholders of Accredo and Medco regarding the value of the common stock portion of the Medco offer.

On January 31, 2005, the Medco board met and received an update from Mr. Snow on the status of the discussions with Accredo, management’s views concerning the potential benefits and risks of a business combination with Accredo, the proposed schedule for moving forward with a potential business combination, the proposed collar arrangements, valuation considerations, financing alternatives and other potential strategic opportunities.

Also on January 31, 2005, after further discussions between the chief executive officer of the initial third party and Mr. Stevens, the initial third party indicated that it was not interested in pursuing a transaction at a price significantly above its current offer.

On February 1, 2005, the Medco special committee met to identify primary due diligence concerns and to further consider the timing and other aspects of the potential business combination. Also on February 1, 2005, Medco revised its proposal, indicating that its offer was not conditioned on financing and modifying certain features of the proposed collar provision. Medco’s offer was conditioned upon its satisfactory completion of due diligence and negotiation of a definitive agreement. Later that day, members of senior management and Mr. Barker met to assess the status of the proposal for a business combination transaction with Accredo and to further consider Medco’s strategic alternatives.

The Accredo special committee met later on February 1, 2005 to review Medco’s revised proposal and to discuss the absence of a revised proposal from the initial third party. The Accredo special committee decided to allow Medco to proceed with confirmatory due diligence.

On February 2, 2005, Medco’s board held a regularly scheduled meeting at which Mr. Snow, members of Medco senior management and representatives of Lehman Brothers Inc reviewed the status of discussions with Accredo. The briefing examined due diligence priorities; valuation methodologies; potential synergies; the projected impact of the proposed transaction on Medco’s financial condition and results of operations; opportunity cost; marketplace and customer impact; and negotiation considerations.

Also on February 2, 2005, Accredo and Medco executed a confidentiality agreement.

Due diligence sessions, including site visits, management presentations and exchanges of documents, began on February 3, 2005 and continued through the signing of the merger agreement. Drafting and negotiation of the merger agreement also took place beginning in early February, with negotiations of the terms of the merger agreement between outside counsel for Medco and Accredo and internal lawyers for the companies continuing through the execution of the merger agreement on the evening of February 22, 2005. During this time period, management of Accredo and Medco were in daily contact with their respective legal and financial advisors.

On February 4, 2005, the full Accredo board met to review recent events and to discuss the Medco offer that had been previously discussed by the Accredo special committee at its meeting on February 1, 2005.

On February 11, 2005, Medco’s special committee met and reviewed with Medco senior management and its legal and financial advisors the status of Medco’s due diligence investigation.

On February 19, 2005, the Accredo special committee met to discuss the status of negotiations with Medco and the remaining issues relating to the potential transaction.

On February 20, 2005, the Medco special committee met telephonically with Medco management to discuss the results of Medco’s due diligence investigation, the status of negotiations regarding the merger agreement, investor relations considerations and transitional issues.

The Accredo board met on February 22, 2005 to consider the terms of the proposed transaction with Medco. It considered the terms of the transaction as discussed by the parties and proposed in the draft merger agreement. The board also reviewed with its legal advisors the fiduciary duties of the directors. The board’s financial adviser,

Raymond James, provided a detailed analysis of the financial terms of the proposed combination and an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 22, 2005, that, as of that date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by the stockholders of Accredo pursuant to the merger agreement is fair, from a financial point of view, to the holders of Accredo’s outstanding common stock. The Accredo board approved the merger agreement and authorized its execution by the unanimous vote of the directors present at the meeting.

The Medco board met on February 22, 2005 and reviewed the proposed transaction and the results of the due diligence performed by Medco management and its advisors. Prior to the meeting, the Medco board was provided with materials, including a substantially final draft of the merger agreement. At that meeting, Medco’s management and financial advisors reviewed the terms and financial implications of the transaction (including the fact that, based on closing price of Medco common stock on the NYSE on that date, the overall merger consideration to be paid per share of Accredo common stock would be $43.33). Sullivan & Cromwell LLP, Medco’s outside legal counsel, reviewed the terms of the proposed merger agreement and reviewed with the Medco board its duties and responsibilities in connection with the proposed transaction. In addition, PricewaterhouseCoopers LLP reported on the results of the due diligence procedures it performed on behalf of Medco.

Medco and Accredo executed the merger agreement on the evening of February 22, 2005. In a joint press release, Medco and Accredo announced the merger prior to the opening of the markets on February 23, 2005.

Medco’s Reasons for the Merger

At its meeting on February 22, 2005, the Medco board of directors unanimously determined that the terms of the merger and the other transactions contemplated by the merger agreement are in the best interests of Medco and its stockholders, approved the merger agreement, declared the merger agreement advisable and authorized Medco to enter into the merger agreement.

In making its determination, the Medco board of directors consulted with Medco’s management, as well as with its outside legal and financial advisors, and considered a variety of factors in favor of the merger, including, without limitation, the following:

•	the merger is a unique opportunity for Medco to acquire one of the largest U.S. specialty pharmacy businesses, which is expected to provide a higher-margin and faster-growing complement to its existing PBM and specialty pharmacy business;

•	the merger will enable Medco to become a more fully integrated, single-source solution to payors and patients;

•	the merger will strengthen Medco’s competitive position in the specialty pharmacy business more quickly and more effectively than it could through internal growth;

•	the experience and relationships established by Accredo’s management team will enhance Medco’s ability to take advantage of an anticipated flow of future biotechnology drugs that will require specialty distribution;

•	the merger will create a significant cross-selling opportunity for Medco to offer Medco-dispensed drugs (including the specialty drugs it currently dispenses) to Accredo customers;

•	the nature of Accredo’s product line would expand the scope of entities with which Medco has business relationships, creating additional cross-selling opportunities;

•	the merger will enable Medco to enhance aspects of its critical reimbursement expertise and clinical support capabilities;

•	the existing relationship between Medco and Accredo has been a successful collaboration thus far;

•	the acquisition of Accredo serves an important strategic objective for Medco, as an acquisition of Accredo by one of Medco’s PBM competitors could have a detrimental effect on Medco’s current PBM business;

•	the synergies that are expected to arise from the combination of Medco’s and Accredo’s specialty pharmacy businesses, including purchasing efficiencies of the combined company, cross- and upselling opportunities and operational optimization;

•	current financial market conditions;

•	the terms and conditions of the merger agreement;

•	historical information concerning Medco’s and Accredo’s respective businesses, financial condition, operating results, earnings and prospects on a stand-alone basis and on a forecasted combined basis;

•	the belief that the merger would be approved by the requisite regulatory authorities without the imposition of conditions that would affect materially and adversely the benefits expected to be derived from the merger; and

•	the anticipated capital structure of Medco following the effective time of the merger.

The Medco board of directors weighed the foregoing factors against a number of other factors that weighed against the merger that it identified in its deliberations, including, without limitation, the following:

•	the possibility that the value of the consideration to be paid to Accredo stockholders could be significantly greater than the value of the consideration based on trading prices immediately prior to the announcement of the merger because the conversion number under the merger agreement would not be adjusted for an increase in the trading price of Medco’s common stock prior to the closing unless the average closing price equals or exceeds $50.91 per share;

•	the challenges inherent in combining two businesses of the size and scope of Medco and Accredo and the possible diversion of management attention for an extended period of time;

•	the sizeable premium being paid to Accredo’s stockholders compared to the trading price of Accredo’s common stock prior to the announcement of the merger;

•	concerns about certain aspects of Accredo’s operations and business, including:

•	Accredo’s financial and internal management reporting systems, which are highly manual and, as a result, could be prone to error;

•	the importance of Accredo’s prior acquisitions to its historical EBITDA; and

•	Accredo’s purchase commitments with certain key suppliers;

•	Accredo’s legal and regulatory risks, which are described under “Risk Factors—Risk Factors Relating to Accredo Following the Merger” above;

•	the risk of being unable to retain key Accredo employees following the effective time of the merger and possible morale issues among employees more generally that may arise as a result of the merger;

•	the risk of not capturing all of the anticipated benefits of the merger, including anticipated increases in revenue and decreases in expenses;

•	potential inability to maintain favorable relationships with manufacturers that have historically supplied drugs to Accredo; and

•	expenses expected to be incurred by Medco and Accredo in connection with the merger.

After consideration of all of the factors described above, the Medco board of directors determined that the potential benefits of the merger substantially outweighed the potential negative aspects of the transaction.

The foregoing discussion of the information and factors that the Medco board of directors considered is not intended to be exhaustive, but is meant to include all material factors that the Medco board of directors considered. In view of the complexity and wide variety of factors, both positive and negative, that the Medco board of directors considered, the Medco board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weight or values to any of the factors considered. In addition, individual members of the Medco board of directors may have given different weights to different factors. In the judgment of the Medco board of directors, the potential benefits of the merger substantially outweighed the risks inherent to the merger.

You should understand that statements about potential synergies and certain other statements that are included above are forward-looking statements subject to the risks and uncertainties described under the heading “Cautionary Statement Concerning Forward-Looking Statements” on page 119. Anticipated synergies, for example, are based on numerous assumptions and judgments and are subject to significant uncertainties. The Medco board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding stock prices and premiums, potential revenue enhancements, anticipated cost savings and earning accretion. Medco cannot assure you that any particular amount of synergies will be realized by Medco following the merger. See also “Risk Factors—Risk Factors Relating to Medco Following the Merger”. Medco may fail to realize the anticipated synergies, cost savings and other benefits expected from the merger, which could adversely affect the value of Medco common stock after the merger.

Accredo’s Reasons for the Merger

In reaching its determination to approve the merger and the merger agreement, the Accredo board of directors considered a number of factors, including the factors discussed in the following paragraphs. The Accredo board of directors consulted with senior members of Accredo management regarding the strategic and operational aspects of the merger and the results of due diligence efforts undertaken by management and its advisors. In addition, the Accredo board of directors consulted with Raymond James about the fairness, from a financial perspective, of the merger consideration to the Accredo stockholders. In concluding that the merger is advisable, fair to and in the best interest of the stockholders of Accredo, the Accredo board of directors considered, among other things, the following factors that supported its decision to approve the merger agreement and to recommend that Accredo stockholders vote to adopt the merger agreement:

•	their belief that the combination of Accredo’s specialty pharmaceutical business with Medco, one of the country’s largest pharmacy benefits managers, will strengthen Accredo’s position in the specialty pharmacy industry and provide an opportunity for Accredo to be a part of the industry’s most comprehensive full-service pharmacy benefits provider. The combined company will offer a broad spectrum of prescription medicines and integrated clinical services to patients on long-term therapies and support for the treatment of complex, chronic diseases;

•	the board of directors’ knowledge of the business, operations, technological capabilities and financial condition of Medco, as well as Medco’s track record of industry leadership;

•	the terms of the merger agreement, including the price, proposed structure of the merger, the conditions of each party’s obligations to complete the merger and that Medco obtaining financing is not a condition to the merger;

•	the relationship of the consideration to be paid pursuant to the merger to recent and historical market prices of Accredo common stock. The merger consideration represents a value for each share of Accredo common stock as of February 22, 2005 (the business day prior to the announcement of the merger transaction) of $43.33. This value represents a premium of 43.3% over the $30.24 closing price of Accredo common stock on February 22, 2005. The value also represented a premium over the historical average trading price of Accredo common stock during recent periods;

•	the form of the merger consideration to be received in the merger by the holders of Accredo common stock. The Accredo board of directors considered the certainty of the value of the cash component of the merger consideration as well as the ability of holders of Accredo common stock to become holders of Medco common stock and participate in the future prospects of the combined businesses of Medco and Accredo;

•	information regarding the financial performance, business operations, capital requirements and future prospects of Accredo and the specialty pharmacy industry. The board of directors reviewed the likelihood of realizing a long-term value equal to or greater than the value offered by Medco if Accredo did not enter into the merger agreement and pursued other alternatives. The board of directors determined that the ability to obtain such value would depend on numerous factors, many of which were speculative or uncertain. The board of directors determined that Accredo was better served by the merger with Medco;

•	Medco’s ability to pay the funds needed for the cash portion of the merger consideration and the low probability that an adverse change in financial, banking or capital markets in general would negatively affect Medco’s ability to pay the cash consideration at the closing or that any such payment under such circumstances would materially affect Medco’s financial strength or credit ratings;

•	the fact that the merger is expected to be accretive to the combined company’s earnings beginning in 2006;

•	the complementary nature of the operations of Accredo and Medco and management’s belief that the companies have similar corporate cultures and values focused on providing quality products and services to customers;

•	the ability of Accredo and Medco to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations to attempt to obtain those approvals;

•	the intended treatment of the merger as a tax-free “reorganization” for tax purposes; and

•	Raymond James’ financial analyses and presentation to Accredo’s board of directors, and the opinion of Raymond James to the board of directors that, as of the date of the merger agreement and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by the stockholders of Accredo pursuant to the merger agreement is fair, from a financial point of view, to the holders of Accredo’s outstanding common stock. The full text of Raymond James’ opinion is attached as Annex B to this document. Stockholders are encouraged to read the opinion in its entirety.

The board of directors of Accredo also considered the possible adverse consequences of other factors related to the merger, including:

•	the termination provisions of the merger agreement, which under certain circumstances could obligate Accredo to pay a termination fee of $60 million, plus up to an additional $15 million in Medco’s costs and expenses;

•	entering into the merger agreement may preclude Accredo from pursuing other opportunities that were potentially available to it and other opportunities that might become available during the period in which the merger would be pending;

•	Accredo stockholders as a group will own less than 10% of Medco after the completion of the merger;

•	the possibility that Medco will not be able to obtain financing even though it is not a condition to the merger agreement;

•	the risk that the merger might not receive the necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition their approval of the merger on the companies’ compliance with burdensome conditions;

•	the possibility of Medco encountering difficulties in achieving costs savings and revenue synergies in the amounts estimated or in the time frame currently contemplated;

•	the substantial management time and effort that will be required to consummate the merger and to integrate the operations of the combined business; and

•	other risk factors described in this document under “Risk Factors”.

The Accredo board of directors weighed the advantages and opportunities of the merger against the disadvantages and challenges inherent in the combination of two business enterprises of the size and scope of Accredo and Medco and the possible resulting diversion of management attention for an extended period of time. In the judgment of the Accredo board of directors, the potential benefits of the merger substantially outweighed the risks inherent to the merger.

The foregoing discussion of the information and factors that the Accredo board of directors considered is not intended to be exhaustive, but is meant to include all material factors that the Accredo board of directors considered. In view of the complexity and wide variety of factors, both positive and negative, that the Accredo board of directors as a whole considered, the Accredo board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weight or values to any of the factors considered. In addition, individual members of the Accredo board of directors may have given different weights to different factors.

You should understand that certain statements that are included above are forward-looking statements subject to the risks and uncertainties described under the heading “Cautionary Statement Concerning Forward-Looking Statements” on page 119. The Accredo board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding stock prices and premiums, potential revenue enhancements, anticipated cost savings and earning accretion. Medco may fail to realize the anticipated synergies, cost savings and other benefits expected from the merger, which could adversely affect the value of Medco common stock after the merger.

Recommendation of the Accredo Board of Directors

Accredo’s board of directors has approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by it are advisable, fair to and in the best interests of the stockholders of Accredo. This approval was unanimous by the members of the Accredo board of directors present at the meeting. Accordingly, Accredo’s board of directors recommends that Accredo stockholders vote for the adoption of the merger agreement.

Opinion of Accredo’s Financial Advisor

Accredo retained Raymond James as financial advisor on January 27, 2005. In connection with that engagement, the Accredo board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Accredo’s outstanding common stock of the merger consideration to be received by such holders pursuant to the merger agreement.

At the February 22, 2005 meeting of the Accredo board of directors, Raymond James gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by the stockholders of Accredo pursuant to the merger agreement is fair, from a financial point of view, to the holders of Accredo’s outstanding common stock.

The full text of the written opinion of Raymond James, dated February 22, 2005, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex B to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such opinion.

Holders of Accredo common stock are urged to read this opinion in its entirety. Raymond James’s opinion, which is addressed to the Accredo board of directors, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by holders of Accredo common stock in connection with the proposed merger. Raymond James’s opinion does not constitute a recommendation to any holder of Accredo common stock as to how such stockholder should vote at the special meeting of Accredo stockholders and does not address any other aspect of the proposed merger or any related transaction. Raymond James does not express any opinion as to the likely trading range of Medco common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Medco at that time.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the merger agreement;

•	reviewed the audited financial statements of Accredo as of and for the years ended June 30, 2003 and 2004 and the unaudited financial statements for the six month periods ended December 31, 2003 and 2004;

•	reviewed the audited financial statements of Medco as of and for the years ended December 28, 2002 and December 27, 2003 and the unaudited financial statements for the year ended December 25, 2004;

•	reviewed Accredo’s annual report filed on Form 10-K for the fiscal year ended June 30, 2004 and the quarterly report filed on form 10-Q for the quarter ended December 31, 2004;

•	reviewed Medco’s annual report filed on Form 10-K for the year ended December 27, 2003 and the quarterly report filed on form 10-Q for the quarter ended September 25, 2004;

•	reviewed other Accredo and Medco financial and operating information requested from and/or provided by Accredo and Medco, respectively;

•	reviewed certain other publicly available information on Accredo and Medco;

•	discussed with members of the senior managements of Accredo and Medco certain information relating to the aforementioned; and

•	considered such other quantitative and qualitative factors that Raymond James deemed to be relevant to its analysis.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by Accredo, Medco or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Accredo. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

In rendering its opinion, Raymond James assumed that the merger would be consummated on the terms described in the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which Accredo is a party, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on Accredo. In its financial analyses, Raymond James assumed the merger consideration had a value of $44.00 per Accredo share based on: the cash payment of $22.00 per Accredo share; the issuance of 0.49107 shares of Medco common stock per Accredo share; and using an average Medco closing price for the three days ended February 18, 2005 of $44.80. Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger agreement, or the availability or advisability of any alternatives to the merger. In the capacity of rendering the opinion, Raymond James reviewed the terms of the merger agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) the current and projected financial position and results of operations of Accredo; (ii) the historical market prices and trading activity of the common stock of Accredo; (iii) historical and projected revenues, operating earnings, net income and capitalization of Accredo and certain other publicly held companies in businesses Raymond James believes to be comparable to Accredo; (iv) financial and operating information concerning selected business combinations which Raymond James deemed comparable in whole or in part; (v) historical acquisition premiums paid relative to the market stock prices of selected companies; (vi) the discounted present value of the projected future cash flows of Accredo; (vii) the pro forma impact of the merger on the historical and projected earnings per share of Medco; (viii) the pro rata contribution of Accredo to the historical and projected financial results of Medco, giving pro forma effect to the merger; and (ix) the general condition of the securities markets.

The following summarizes the material financial analyses presented by Raymond James to the Accredo board of directors at its meeting on February 22, 2005, which material was considered by Raymond James in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to Accredo, Medco or the contemplated merger.

Trading Analysis. Raymond James analyzed historical closing prices of Accredo and compared them to the value of the proposed merger consideration. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Merger consideration value	$44.00	—
February 18, 2005 Accredo closing stock price	30.51	44.2%
52-week high Accredo stock price (4/22/04)	40.70	8.1%
All-time high Accredo stock price (4/30/02)	43.15	2.0%

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of four publicly-traded specialty pharmacy distributors, including:

•	Curative Health Services, Inc.;

•	MIM Corporation;

•	Option Care, Inc.; and

•	Priority Healthcare Corporation.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, less cash) compared to earnings before interest, taxes, deduction or amortization, or EBITDA, and (ii) equity value per share compared to earnings per share, using the actual results and Wall Street estimates for the selected companies for calendar years ending December 31, 2004 and 2005, referred to as CY2004 and CY2005. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at Raymond James’s request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Accredo implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Enterprise Value / EBITDA		Equity Value Per Share / EPS
Valuation Multiples	CY2004	CY2005	CY2004	CY2005
Mean	10.8x	8.8x	20.5x	17.3x
Median	11.2x	9.4x	20.4x	17.9x
Minimum	9.6x	6.5x	20.3x	15.4x
Maximum	11.3x	9.9x	20.8x	18.6x

Merger consideration	16.6x	15.4x	27.4x	25.9x

Transaction Premium Analysis. Raymond James analyzed the stock price premiums paid in 66 merger and acquisition transactions announced since March 2002 with target company enterprise values between $1.0 billion and $3.0 billion. Raymond James measured each transaction price per share relative to each target’s closing price per share on the day prior to announcement of the transaction. Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Accredo merger consideration expressed as a premium relative to the closing stock price of Accredo on February 18, 2005. The results of the transaction premium analysis are summarized below:

Implied Premium
Mean	27.1%
Median	24.7%
Minimum	(9.5)%
Maximum	83.1%

Merger consideration	$44.00
Accredo closing stock price per share on February 18, 2005	$30.51
Accredo premium	44.2%

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of specialty pharmacy distributors or pharmacy benefit management companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	MIM Corporation acquisition of Chronimed, Inc.;

•	Curative Health Services, Inc. acquisition of Critical Care Systems, Inc.;

•	Express Scripts, Inc. acquisition of Curascript;

•	Highmark, Inc. acquisition of Fisher’s SPS;

•	Caremark, Inc. acquisition of AdvancePCS;

•	AmerisourceBergen Corporation acquisition of US Bioservices Corporation; and

•	AdvancePCS acquisition of TheraCom, Inc.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA and equity value compared to net income, in each case for twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Accredo implied by the merger consideration. The results of the selected transactions analysis are summarized below:

	Enterprise Value to Trailing Twelve Months		Equity Value to Net Income
	Revenue	EBITDA
Mean	0.9x	12.8x	24.3x
Median	0.9x	14.8x	24.1x
Minimum	0.1x	5.9x	18.2x
Maximum	1.7x	16.3x	30.7x

Merger consideration	1.5x	16.6x	27.4x

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Accredo’s projected free cash flows for the years ending December 31, 2005 through 2009 on a standalone basis. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of the financial performance of Accredo that represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Raymond James used calendar year 2009 as the final year for the analysis and applied multiples, ranging from 10.0x to 14.0x, to calendar 2009 EBITDA in order to derive a range of terminal values for Accredo in 2009.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 10.5% to 12.5%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing Accredo’s business plan. The resulting range of present enterprise values was adjusted by Accredo’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per Accredo share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Accredo implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value Per Share
Median	$36.37
Maximum	40.26
Minimum	32.03

Merger consideration	$44.00

Pro Forma Dilution Analysis. Raymond James analyzed the potential pro forma impact of the merger on Medco earnings per share for the year ended December 31, 2004 and projected earnings per share for the year ending December 31, 2005, assuming the merger had closed as of the beginning of these respective years. Raymond James used actual results for CY2004 and Wall Street estimates for CY2005. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at Raymond James’s request and may or may not prove to be accurate. The results of this analysis indicated that the merger would be dilutive to Medco’s earnings per share by $0.017, or 0.8%, in CY2004 and $0.016, or 0.8%, in CY2005, before giving effect to any incremental pro forma synergies.

Contribution Analysis. Raymond James analyzed the pro rata contribution of Accredo to the combined company’s results for the year ended December 31, 2004 and projected results for the year ending December 31, 2005, assuming the merger had closed as of the beginning of these respective years. Raymond James used actual results for CY2004 and Wall Street estimates for CY2005. The estimates published Wall Street research analysts were not prepared in connection with the merger or at Raymond James’s request and may or may not prove to be accurate. Raymond James compared Accredo’s pro rata contribution to the combined company’s results to Accredo’s relative contribution to the enterprise and equity value of the combined company implied by the merger consideration. The results of this analysis are summarized below:

Pro Rata Contribution to Financial Results

	Accredo	Medco
CY2004 revenue	4.6%	95.4%
CY2005 revenue	5.1%	94.9%
CY2004 EBITDA	10.9%	89.1%
CY2005 EBITDA	11.3%	88.7%
CY2004 net income	13.7%	86.3%
CY2005 net income	13.1%	86.9%

Enterprise value	17.2%	82.8%
Equity value	15.4%	84.6%

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of Accredo.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Accredo. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Accredo board of directors and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of Accredo common stock of the consideration to be received by such holders in connection with the proposed merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, to the stockholders of the merger consideration pursuant to the merger agreement. The opinion of Raymond James was one of many factors taken into consideration by the Accredo board of directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the Accredo board of directors’ or Accredo management’s opinion with respect to the value of Accredo. Accredo placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on February 22, 2005, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, Accredo paid Raymond James a customary investment banking fee upon delivery of its opinion. Accredo will also pay Raymond James a customary fee for advisory services in connection with the merger, which is contingent upon the closing of the merger. Accredo also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Accredo and Medco for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of Accredo Executive Officers and Directors in the Merger

The consummation of the merger will constitute a “change in control” under the Accredo equity compensation plans. As a result, all stock options issued under Accredo’s equity compensation plans that have not previously become vested will become fully vested and exercisable upon the effective time of the merger. The aggregate number of unvested options held by Accredo’s executive officers and directors that will become fully vested and exercisable upon the effective time of the merger is approximately 915,000 shares, which have an aggregate “in-the-money” value as of July 7, 2005 of approximately $15.8 million.

In addition, on February 22, 2005, Accredo and Medco entered into definitive letter agreements, the effectiveness of which are conditioned upon the closing of the merger, with the following executive officers of Accredo regarding their employment after the merger:

•	David D. Stevens, Chairman and Chief Executive Officer of Accredo;

•	Joel R. Kimbrough, Senior Vice President and Chief Financial Officer of Accredo;

•	Kyle J. Callahan, Senior Vice President of Accredo and President of Hemophilia Health Services, a subsidiary of Accredo;

•	Thomas W. Bell, Jr., Senior Vice President and General Counsel of Accredo;

•	Steve Fitzpatrick, Senior Vice President of Accredo and President of Accredo Health Group, Inc., a subsidiary of Accredo; and

•	Jon B. Peters, Senior Vice President, Technology and Reimbursement of Accredo.

Mr. Bell’s agreement contemplates that his employment will end on the later of December 31, 2005 or six months after the effective time of the merger. By executing these letter agreements, the Accredo executive officers (other than Mr. Bell) agreed that their existing employment agreements with Accredo will terminate as of the effective time of the merger.

The agreements entitle the executive officers to an annual base salary and an annual incentive bonus. The annual base salaries are $515,052 for Mr. Stevens, $330,242 for Mr. Kimbrough, $281,745 for Mr. Bell, $287,563 for Mr. Callahan, $278,157 for Mr. Fitzpatrick and $239,692 for Mr. Peters. For the Company’s fiscal year ending June 30, 2005, the bonus will be based on the Company’s existing bonus plan, and for the balance of calendar year 2005, the executive officers are guaranteed a minimum bonus equal to 30% of annual base salary in the case of Mr. Stevens, and 20% of annual base salary in the case of Messrs. Peters, Callahan, Fitzpatrick, Kimbrough and Bell. For calendar year 2006, the executive officers will be eligible for a target bonus in accordance with a specific bonus plan to be developed.

At the effective time of the merger, the Accredo executive officers, other than Mr. Bell, will be granted a restricted stock award pursuant to Accredo’s 2002 Long-Term Incentive Plan to receive shares of Medco common stock in an amount equal to two times base salary. The restricted stock awards will be valued at the price per share of Medco common stock used to calculate the merger consideration. The restricted stock granted to Messrs. Stevens and Kimbrough vest on the first anniversary of the effective time of the merger. The restricted stock granted to Messrs. Peters, Callahan and Fitzpatrick vest on the second anniversary of the effective time of the merger.

In addition, each Accredo executive officer other than Mr. Bell will be entitled to a cash retention award on the earlier of the date that is 12 months after the effective time of the merger or the date such executive officer terminates his employment for good reason or his employment is terminated for reasons other than cause. The payment is subject to the condition that the executive officers remain employed for 12 months following the effective time of the merger. For Messrs. Stevens and Kimbrough, the cash retention award will equal one year’s base salary. For Messrs. Peters, Callahan and Fitzpatrick the cash retention award is equal to one-half of base salary. Each Accredo executive officer will be granted options to purchase shares of Medco common stock. These grants will be made at the time annual awards are made generally to Accredo employees, which is expected to occur in September 2005. The options will have an exercise price equal to the fair market value of Medco common stock on the date of grant and will vest in four annual installments. Mr. Stevens will be granted 70,000 options and each other Accredo executive officer will be granted 39,000 options.

Mr. Bell is entitled to receive on the last date of his employment, severance pay equal to 24 months base salary. Messrs. Peters, Callahan and Fitzpatrick will be participants in the Executive Severance Plan which generally provides for a severance payment of one year’s salary, pro-rated bonus and 12-months COBRA payments in the event their employment is terminated without cause. Messrs. Stevens, Kimbrough and Bell are generally entitled to receive two years of continued health benefits upon termination of employment. Each Accredo executive officer has agreed not to compete with Medco or Accredo for a two-year period following termination of employment.

In addition, the letter agreements provide that the Accredo executive officers are eligible for coverage under employee benefit plans available to executives of Accredo after the merger. They will be eligible to participate in the Accredo Deferred Compensation Plan through December 31, 2007 (other than Mr. Bell, who will be eligible through his last date of employment) and Accredo will continue to make contribution credits as provided in such plan consistent with past practice.

Medco has agreed that, from and after the effective time of the merger, Merger Sub will indemnify and hold harmless current and former directors and officers of Accredo and its subsidiaries or any of its or their predecessors against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that Accredo would have been permitted under its certificate of incorporation or by-laws to indemnify such persons. In addition, Medco has committed to keep any pre-existing indemnification agreements with these persons that have been disclosed in Accredo’s SEC reports prior to the date of the merger agreement in full force and effect without amendment. Merger Sub will maintain directors’ and officers’ liability insurance for six years following the effective time of the merger so long as the annual premium therefor is not in excess of 200% of the last premium paid prior to the date of the merger agreement. Medco has agreed to guarantee the above obligations of Merger Sub.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a summary of material U.S. federal income tax consequences applicable to Accredo stockholders who receive Medco stock and cash in the merger. This summary is based upon the provisions of the Internal Revenue Code, applicable Treasury regulations thereunder, judicial decisions and current administrative rulings, all as in effect on the date of this document and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only those Accredo stockholders that hold their shares as a capital asset (generally, property held for investment). In addition, this discussion does not address all the U.S. federal income tax consequences that may be relevant to these stockholders in light of their particular circumstances, or the U.S. federal income tax consequences to those stockholders that are subject to special rules, such as, without limitation:

•	partnerships, subchapter S corporations and other pass-through entities;

•	foreign persons and entities;

•	banks, thrifts, mutual funds and other financial institutions;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or traders in securities;

•	stockholders who received their shares of common stock through a benefit plan or a tax-qualified retirement plan or through the exercise of employee stock options or similar derivative securities or otherwise as compensation;

•	stockholders whose shares are qualified small business stock for purposes of section 1202 of the Internal Revenue Code;

•	stockholders who may be subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	stockholders whose functional currency is not the U.S. dollar; and

•	stockholders who hold their common stock as part of a hedge, appreciated financial position, straddle, synthetic security, conversion transaction or other integrated investment.

Furthermore, this discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the proposed transaction.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) which holds Accredo common stock surrenders such Accredo common stock in the merger, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.

Accredo and Medco expect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the completion of the merger that Accredo receive a written opinion from Alston & Bird LLP and Medco receive a written opinion from Sullivan & Cromwell LLP, in each case dated as of the effective date of the merger, both to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Neither Accredo nor Medco currently intends to waive this condition. The opinions of Alston & Bird LLP and Sullivan & Cromwell LLP will be based upon representation letters of Accredo and Medco, and upon customary assumptions. Any inaccuracy in the representations or assumptions, or any future actions by Accredo, Medco or Merger Sub contrary to the representations or assumptions, could adversely affect the conclusions reached in the opinions and the tax discussion set forth below.

The opinions will not be binding on the Internal Revenue Service or the courts. No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed in this summary. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this summary. The following discussion assumes that the foregoing factual conditions are met and that, therefore, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange of Accredo Common Stock for a Combination of Medco Common Stock and Cash. An Accredo stockholder that exchanges shares of Accredo common stock for a combination of cash and shares of Medco stock in the merger will not recognize loss on the exchange. However, the Accredo stockholder will recognize gain equal to the lesser of the amount of cash received or the gain realized. The gain realized will be the excess of the sum of the fair market value of the shares of Medco common stock and the amount of cash received as consideration for the exchange over the stockholder’s tax basis in its Accredo shares.

Any gain recognized generally will be treated as capital gain. However, as discussed below under the section captioned “—Possible Treatment of Cash to the Extent of Gain as a Dividend,” if the receipt of the cash has “the effect of the distribution of a dividend” for U.S. federal income tax purposes, any gain recognized by the Accredo stockholder will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of the earnings and profits of Medco and/or Accredo accumulated through the date of the exchange. Any gain that is treated as capital gain will be long-term capital gain if the holding period for shares of Accredo common stock that are surrendered in the exchange is greater than one year as of the date of the exchange.

The aggregate tax basis of the shares of Medco common stock received by an Accredo stockholder (including, for this purpose, any fractional share of Medco common stock for which cash is received) in exchange for shares of Accredo common stock in the merger will be equal to the aggregate tax basis of the surrendered Accredo common stock, decreased by the amount of cash received (excluding any cash received instead of a fractional share), and increased by the amount of gain recognized (including any portion of the gain that is treated as a dividend and excluding any gain recognized as a result of the receipt of cash in lieu of a fractional share). The holding period of the Medco common stock received will include the holding period of the shares of Accredo common stock surrendered in exchange therefor.

Possible Treatment of Cash to the Extent of Gain as a Dividend. In general, the determination of whether gain recognized by an Accredo stockholder will be treated as capital gain or a dividend distribution will depend upon whether, and to what extent, the receipt of cash rather than stock in the transaction reduces the Accredo stockholder’s deemed percentage stock ownership interest in Medco. For purposes of this determination, an Accredo stockholder will be treated as if it first exchanged all of its Accredo common stock solely for Medco common stock (instead of the combination of Medco common stock and cash actually received), and then Medco immediately redeemed a portion of that Medco common stock in exchange for the cash the Accredo stockholder received in the merger. The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if, with respect to the Accredo stockholder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to an Accredo stockholder if the Accredo stockholder experiences at least a 20% reduction in its deemed percentage stock ownership of Medco common stock as a result of the deemed redemption. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the Accredo stockholder’s deemed percentage stock ownership of Medco common stock. The Internal Revenue Service has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs will experience a “meaningful reduction” if that stockholder experiences any reduction in its percentage ownership. In applying the foregoing tests, a stockholder will, under constructive ownership rules, be deemed to own stock that is owned by certain related persons or entities or with respect to which the stockholder owns options, in addition to the stock actually owned by that stockholder. Because the constructive ownership rules are complex, each Accredo stockholder should consult its own tax advisor as to the applicability of these rules.

Cash Received in Lieu of a Fractional Share. An Accredo stockholder who receives cash in lieu of a fractional share of Medco common stock will be treated as having received the fractional share pursuant to the merger, and then as having exchanged the fractional share for cash in a redemption by Medco. Any gain or loss attributable to a fractional share generally will be capital gain or loss. The amount of this gain or loss will be equal to the difference between the portion of the tax basis of the Accredo common stock surrendered in the merger that is allocated to the fractional share and the cash received therefor. Any capital gain or loss of this type will constitute long-term capital gain or loss if the holding period for the Accredo common stock surrendered in the exchange is greater than one year as of the date of the exchange.

Cash Received on Exercise of Appraisal Rights. An Accredo stockholder who exercises appraisal rights and receives a cash payment with respect to those shares generally will be treated as having participated in a fully taxable transaction and will not be subject to the above discussion, but instead recognize gain or loss equal to the difference between the amount of the cash received and such stockholder’s tax basis in those shares. That gain or loss also will generally constitute capital gain or loss.

Reporting Requirements. Each Accredo stockholder that receives Medco stock in the merger must file a statement with such stockholder’s U.S. federal income tax return setting forth such stockholder’s tax basis in the Accredo common stock exchanged in the merger and the fair market value of the Medco common stock and the amount of any cash received in the merger. In addition each Accredo stockholder will be required to retain records of these facts relating to the merger. Accredo stockholders exercising appraisal rights will report their disposition as a fully taxable transaction.

This U.S. federal income tax discussion is for general information only and may not apply to all Accredo stockholders. Stockholders are urged to consult their own tax advisors as to the specific tax consequences of the proposed merger to them.

Anticipated Accounting Treatment

Medco prepares its financial statements in accordance with U.S. GAAP. The merger will be accounted for using the purchase method of accounting with Medco being considered the acquiror of Accredo for accounting purposes. This means that Medco will allocate the purchase price to the fair value of tangible and intangible assets acquired and liabilities assumed from Accredo at the acquisition date, with the residual excess of the purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Matters Related to the Merger

HSR Act and Antitrust Laws. The required waiting period under the HSR Act expired on April 7, 2005. The Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission and others could nevertheless challenge the merger on antitrust grounds following expiration of this waiting period. Accordingly, at any time before or after the completion of the merger, any of the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission or others could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail.

State Regulatory Approvals. Accredo and various of its subsidiaries hold licenses issued by state authorities and have pharmacies located in different states. Some of the state governmental or regulatory authorities, agencies, commissions, bodies, courts or other governmental entities require formal applications for the transfer of control of Accredo licenses and authorizations to Medco. Medco and Accredo are working to obtain all necessary regulatory approvals as soon as practicable.

Merger Fees, Costs and Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. See “The Merger Agreement—Covenants and Agreements—Expenses” on page 77.

Dissenters’ Rights of Appraisal

No holder of dissenting shares of Accredo common stock will be entitled to any merger consideration or any Medco dividends or other distributions unless and until the holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the merger, and any dissenting holder of

Accredo shares will be entitled to receive only the payment provided by Section 262 of the DGCL, a copy of which is included as Annex C of this document. If any person who otherwise would be deemed a dissenting Accredo stockholder has failed to properly perfect or has effectively withdrawn or lost the right to dissent with respect to any dissenting Accredo shares, such shares will thereupon be treated as though they had been converted into the merger consideration. Accredo will not, except with the prior written consent of Medco, voluntarily make any payment with respect to any demands for appraisal of dissenting Accredo shares, offer to settle or settle any such demands or approve any withdrawal of any such demands. See “Dissenters’ Rights to Appraisal” beginning on page 83 and “Information About the Accredo Special Meeting” beginning on page 100.

Resale of Medco Common Stock

In general, shares of Medco common stock issued to Accredo stockholders pursuant to the transactions will be freely transferable, except for any shares received by persons who may be deemed to be “affiliates” of the parties under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with a person. Affiliates may sell their shares of Medco common stock only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 145(d) of the Securities Act or any other applicable exemption under the Securities Act. Medco’s registration statement on Form S-4, of which this document constitutes a part, does not cover the resale of Medco common stock held by affiliates after the transactions.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While Medco and Accredo believe that this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Annex A to this document. We urge you to read the merger agreement in its entirety.

The Merger

Upon the terms and subject to the conditions set forth in the merger agreement, Accredo will be merged with and into Merger Sub, a wholly-owned subsidiary of Medco, and the separate corporate existence of Accredo will cease. As a result of the merger, Merger Sub will be the surviving corporation. The separate corporate existence of Merger Sub, with all its rights, privileges, powers and franchises, will continue unaffected by the merger. The name of the surviving corporation will be “Accredo Health, Incorporated”.

Closing and Effectiveness of the Merger

Unless otherwise agreed in writing by Accredo and Medco, the closing of the merger will occur on the first business day following the first business day on which all of the closing conditions provided in the merger agreement are satisfied or waived, other than those conditions that, by their terms, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions). See “The Merger Agreement—Conditions to the Merger” beginning on page 78.

As soon as practicable following the closing, Medco and Accredo will file an executed and acknowledged certificate of merger with the Secretary of State of the State of Delaware. At that time, or at such later time as may be agreed by the parties in writing and specified in the certificate of merger, the merger will become effective.

Surviving Corporation’s Governing Documents, Officers and Directors; Medco’s Post-Closing Directors

Surviving Corporation Governing Documents. The certificate of incorporation and by-laws of Merger Sub as in effect immediately prior to the effective time will continue to be the certificate of incorporation and by-laws of Merger Sub from and after the effective time, in each case until duly amended as provided therein or by law.

Surviving Corporation Officers and Directors. The directors and officers of Merger Sub at the effective time of the merger will, from and after the effective time, be the directors and officers of Merger Sub until their successors will have been duly elected and qualified or until their earlier death, resignation or removal in accordance with Merger Sub’s certificate of incorporation and by-laws.

Merger Consideration

Conversion of Accredo Common Stock. At the effective time of the merger, each share of Accredo common stock issued and outstanding immediately prior to the effective time (other than “excluded shares”, which are any shares of Accredo common stock (i) owned by Medco, Accredo, Merger Sub or any of their respective wholly-owned subsidiaries, which shares are not held on behalf of third parties, or (ii) as to which the record holder has exercised appraisal rights) will be converted into the right to receive $22.00 in cash plus 0.49107 of a share of Medco common stock, which is referred to in this document as the conversion number, together with any cash to be paid in lieu of a fractional share of Medco common stock.

If, however, the average of the per share closing prices of Medco’s common stock as reported on the NYSE composite transactions reporting system for the ten trading days ending on the second-to-last trading day prior to the effective time of the merger, which is referred to in this document as the average closing price, is greater than

$50.91, then the conversion number will be adjusted to equal the quotient of $25.00 divided by the average closing price. This would have the effect of fixing the value of the consideration that you will receive per share of Accredo common stock at $47.00 (based on the average closing price). If the average closing price is less than $38.69 but equal to or greater than $34.00, then the conversion number will be adjusted to equal the quotient of $19.00 divided by the average closing price. This would have the effect of fixing the value of the consideration that you will receive per share of Accredo common stock at $41.00 (based on the average closing price). If the average closing price is less than $34.00, then the conversion number will be adjusted to 0.55882. This would mean that the value of the consideration that you will receive per share of Accredo common stock will be less than $41.00 (based on the average closing price), with the amount of the shortfall increasing the more the average closing price falls below $34.00. Therefore, such consideration could be significantly less than $41.00. If the average closing price is between (and including) $38.69 and $50.91, then the value of the consideration that you will receive per share of Accredo common stock will be between (and including) $41.00 and $47.00 (based on the average closing price).

At the effective time, all shares of Accredo common stock (other than excluded shares) will no longer be outstanding and will be cancelled and retired and will cease to exist, and each certificate representing any such shares will thereafter represent only the right to receive the merger consideration and the right, if any, to receive cash in lieu of fractional shares of Medco common stock (See “—Fractional Shares” below) and any dividends or other distributions with respect to shares of Medco common stock (See “—Distributions with Respect to Unexchanged Shares; Voting”).

For more information regarding the Medco common stock, see “Description of Medco Capital Stock—Medco common stock.”

Cancellation of Excluded Shares. Each excluded share, by virtue of the merger and without any action on the part of the holder thereof, will be cancelled and retired and will cease to exist without payment of any consideration therefor (except to the extent that such cancellation of any excluded shares held by Medco, Accredo or any of their respective wholly-owned subsidiaries would result in U.S. federal income tax to Medco, Accredo or any of their subsidiaries).

Merger Sub Stock. At the effective time of the merger, each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time will remain outstanding and each certificate therefor will continue to evidence one share of common stock of Merger Sub.

Adjustment of Merger Consideration. To maintain the anticipated tax-free treatment of the stock consideration to be paid in the merger, certain adjustments will be made in the event the value of Medco’s common stock has fallen significantly by the closing date for the merger. If the aggregate stock consideration excluding fractional shares for which cash is to be received pursuant to the merger agreement (based on the last closing price per share of Medco common stock as reported on the NYSE composite transactions reporting system prior to the closing), or net stock consideration, is less than 40% of the aggregate merger consideration (including any cash paid in lieu of fractional shares) plus cash paid in respect of dissenting shares (which sum is referred to in this document as the base merger consideration), then the net stock consideration will be increased to equal 40% of the base merger consideration and the aggregate cash consideration, when combined with any cash paid in respect of dissenting shares and any cash deemed paid in lieu of fractional shares, will be decreased to 60% of the base merger consideration, in each case determined by reference to the foregoing closing price, and these adjustments to the aggregate merger consideration will be applied pro rata to the merger consideration payable in respect of each share of Accredo common stock. The cash paid in respect of dissenting shares will be deemed to be the aggregate market value (based on the last closing price per share of Medco common stock as reported on the NYSE composite transactions reporting system prior to the closing) of the merger consideration that would have been paid in respect of the dissenting shares if the holders thereof had not elected to exercise their appraisal rights in respect of the dissenting shares. In no event will the value of the aggregate merger consideration (with the aggregate stock consideration to be valued based on the last closing price per share of

Medco common stock as reported on the NYSE composite transactions reporting system prior to the closing) exceed the aggregate merger consideration that would be paid absent the provisions described in this paragraph.

Exchange Procedures. As soon as practicable after the effective time of the merger but in any event within 10 business days after the effective time of the merger, Medco will cause an exchange agent selected by Medco with Accredo’s approval to provide appropriate transmittal materials, which will be reasonably agreed upon by Medco and Accredo, to holders of record of Accredo common stock, advising such holders of the procedure for surrendering their share certificates to the exchange agent.

Upon the surrender of a certificate, the holder of the certificate will be entitled to receive in exchange therefor:

•	a certificate representing that number of whole shares of Medco common stock that such holder is entitled to receive pursuant to the merger, as described in “—Conversion of Accredo Common Stock” above;

•	a check in an aggregate amount, after giving effect to any required tax withholdings, equal to the sum of (a) the cash consideration, (b) any cash in lieu of fractional shares and (c) any cash dividends or other distributions; and

•	any other dividends or distributions that such holder has the right to receive.

Distributions with Respect to Unexchanged Shares; Voting. All shares of Medco common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger and whenever a dividend or other distribution is declared by Medco in respect of Medco common stock, the record date for which is at or after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of Medco common stock will be paid to any holder of any unsurrendered certificate until the unsurrendered certificate is surrendered for exchange. Holders of unsurrendered certificates will be entitled to vote after the effective time of the merger at any meeting of Medco stockholders the number of whole shares of Medco common stock represented by such certificates, regardless of whether such holders have exchanged their certificates.

Transfers. At or after the effective time of the merger, there will be no transfers on the stock transfer books of Accredo of shares of Accredo common stock that were outstanding immediately prior to the effective time.

Fractional Shares. No fractional share of Medco common stock will be issued and any holder of Accredo common stock entitled to receive a fractional share of Medco common stock will be entitled to receive a cash payment in lieu thereof, which payment will be calculated by the exchange agent and will represent that holder’s proportionate interest in a share of Medco common stock based on the average closing price.

Lost, Stolen or Destroyed Certificates. Upon the making of an affidavit that a certificate representing shares of Accredo common stock has been lost, stolen or destroyed, and, if required by Medco, upon the delivery of an indemnity bond, the exchange agent will issue in exchange for the lost, stolen or destroyed certificate the shares of Medco common stock and any cash, dividends or other distributions in respect thereof that would have been payable or deliverable had the lost, stolen or destroyed certificate been surrendered.

Uncertified Shares. In the case of any shares of Accredo common stock that are not represented by certificates, the exchange agent will issue at the effective time of the merger the shares of Medco common stock to which the holders of the uncertificated shares are entitled without any action by those holders.

Dissenters’ Rights. No holder of a dissenting share of Accredo common stock will be entitled to any stock consideration, cash consideration, cash in lieu of fractional shares or dividends or other distributions in respect of the dissenting share unless and until the holder has failed to perfect or has effectively withdrawn or lost its right to dissent from the merger, and any holder of dissenting Accredo shares will be entitled to receive only the payment provided by section 262 of the DGCL in respect of such holder’s dissenting shares. If any person who otherwise would be deemed a dissenting Accredo stockholder has failed to properly perfect or has effectively withdrawn or lost the right to dissent with respect to any dissenting Accredo shares, such shares will thereupon be treated as though they had been converted into the merger consideration. Accredo will not, except with the prior written consent of Medco, voluntarily make any payment with respect to any demands for appraisals of dissenting Accredo shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Adjustments to Prevent Dilution. If, between the date of the merger agreement and the effective time of the merger, Accredo changes the number of its issued and outstanding shares of common stock or securities convertible or exchangeable into or exercisable for its shares of common stock, or Medco changes the number of its issued and outstanding shares of common stock or securities convertible or exchangeable into or exercisable for its shares of common stock, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, repurchase or redemption, or other similar transaction, the merger consideration and the conversion number will be equitably adjusted.

Accredo Stock Options and Other Stock-Based Awards. At the effective time of the merger, each outstanding option to purchase shares of Accredo common stock under Accredo’s stock plans, whether vested or unvested, will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Accredo option, a number of shares of Medco common stock (rounded down to the nearest whole number) equal to the product of:

•	the number of shares for which such Accredo option would otherwise be exercisable and

•	the sum of (a) the conversion number (as it may be adjusted as described above) and (b) the quotient of $22.00 divided by the average closing price,

at a price per share (rounded up to the nearest whole cent) equal to the quotient of:

•	the exercise price per share of Accredo common stock of such Accredo option divided by

•	the sum of (a) the conversion number and (b) the quotient of $22.00 divided by the average closing price,

in each case, subject to adjustment where necessary to satisfy certain provisions of the Internal Revenue Code.

Withholding Rights. Each of Merger Sub and Medco will be entitled to deduct and withhold from the merger consideration otherwise payable to any holder of Accredo common stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Merger Sub or Medco, as the case may be, the withheld amounts will be treated as having been paid to the holders of Accredo common stock in respect of the deduction.

Representations and Warranties

The merger agreement contains various representations and warranties of Accredo, Merger Sub and Medco.

Accredo. The representations and warranties of Accredo relate generally to:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority, approval and fairness matters;

•	governmental filings, absence of violations and certain contracts;

•	Accredo’s SEC filings and financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	employee benefits;

•	compliance with laws and regulations and permits;

•	takeover statutes;

•	environmental matters;

•	tax matters;

•	taxes;

•	labor matters;

•	insurance;

•	intellectual property;

•	contracts and commitments;

•	Accredo’s stockholder rights agreement;

•	key employee agreements; and

•	brokers and finders.

Medco and Merger Sub. The representations and warranties of Medco and Merger Sub relate generally to:

•	organization, good standing and qualification;

•	capital structure of Medco;

•	capitalization of Merger Sub;

•	corporate authority;

•	governmental filings, absence of violations;

•	Medco’s SEC filings and financial statements;

•	litigation and liabilities;

•	compliance with laws;

•	absence of changes;

•	taxes;

•	ownership of Accredo’s common stock; and

•	available funds.

Certain representations and warranties of Accredo and Medco are qualified as to materiality or “material adverse effect.” When used with respect to Accredo or Medco, “material adverse effect” means an effect that (i) is materially adverse to the business, financial condition or results of operations of Accredo or Medco, as applicable, and its subsidiaries taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of Accredo or Medco, as applicable, to consummate the merger, excluding any such effect to the extent attributable to or resulting from:

•	any change in laws, regulations or applicable interpretations of laws or regulations;

•	any change in U.S. GAAP generally;

•	the effects of the actions required or expressly contemplated by the merger agreement or that are taken with the prior informed consent of the other party in contemplation of the transactions contemplated by the merger agreement or that are not taken because such actions are prohibited by the merger agreement;

•	the announcement or pendency of the merger agreement or any of the transactions contemplated by the merger agreement;

•	the failure to meet internal or analysts’ expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded as described in these bullet points); and

•	any change in Accredo’s or Medco’s stock price, as applicable (it being understood, however, that the underlying circumstances giving rise to such change may be taken into account unless otherwise excluded as described in these bullet points).

Covenants and Agreements

Conduct of Accredo Pending the Merger. The merger agreement provides that, from the date of the merger agreement until the effective time of the merger, unless Medco otherwise approves in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by the merger agreement or as required by law or contracts existing as of the date of the merger agreement, the business of Accredo and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, Accredo and its subsidiaries will use reasonable best efforts, when in the best interests of Accredo and its subsidiaries, to preserve their business organizations intact and maintain their existing relations and goodwill with governmental entities with jurisdiction over health-care related matters, customers, manufacturers (which will not include the payment of additional money or concessions other than pursuant to existing contractual terms), suppliers, distributors, creditors, lessors and employees and keep available the services of the present employees and agents of Accredo and its subsidiaries.

The merger agreement also provides that from the date of the merger agreement until the effective time of the merger, except as otherwise expressly contemplated by the merger agreement or as required by contracts existing as of the date of the merger agreement, or as Medco may approve in writing (such approval not to be unreasonably withheld or delayed), and subject to certain other exceptions, Accredo will not and will not permit its subsidiaries to:

•	adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or amend any term of the Accredo common stock, other than in furtherance of the merger agreement;

•	merge or consolidate Accredo or any of its subsidiaries with any other person, except for any such transactions among wholly-owned subsidiaries of Accredo that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

•	acquire assets outside of the ordinary course of business from any other person with an aggregate value or purchase price in excess of $750,000, subject to certain exceptions;

•	enter into any material line of business other than the line of business in which Accredo and its subsidiaries are currently engaged, or, subject to certain exceptions, distribute products other than the products that Accredo and its subsidiaries were currently distributing as of the date of the merger agreement;

•	issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Accredo or any of its subsidiaries (other than the issuance of shares by a wholly-owned subsidiary of Accredo to Accredo or another wholly-owned subsidiary of Accredo), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any rights, other than the issuance of shares pursuant to Accredo’s employee stock purchase plan or pursuant to Accredo options granted prior to the date of the merger agreement and subject to certain other exceptions;

•	other than in the ordinary course of business, create or incur any lien (other than permitted liens, as defined in the merger agreement) material to Accredo or any of its subsidiaries on any assets used in the businesses of Accredo or any of its subsidiaries having a value in excess of $500,000;

•	make any loans, advances or capital contributions to, or investments in, any person (other than Accredo or any direct or indirect wholly-owned subsidiary of Accredo) in excess of $500,000 in the aggregate;

•	declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) with respect to any shares of capital stock of any subsidiary, except for dividends or distributions by any direct or indirect wholly-owned subsidiaries of Accredo and pro rata dividends or distributions payable to holders of interests in non-wholly-owned subsidiaries;

•	reclassify, split (including a reverse split), recapitalize, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or rights;

•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Accredo or any of its subsidiaries, except for:

•	in the ordinary course of business not to exceed $500,000 in the aggregate or indebtedness for borrowed money incurred under existing credit facilities;

•	refinancings on commercially reasonable terms; or

•	guarantees by Accredo of indebtedness of wholly-owned subsidiaries of Accredo or guarantees by subsidiaries of indebtedness of Accredo;

•	make or authorize any capital expenditure in excess of $750,000, subject to certain exceptions;

•	other than in the ordinary course of business, enter into any contract that would have been a “material contract” for purposes of the merger agreement had it been entered into prior to the date of the merger agreement, subject to certain exceptions;

•	make any changes with respect to accounting policies or procedures, except as required by changes in U.S. GAAP or except as Accredo, based upon the advice of its independent auditors after consultation with Medco, determines in good faith is advisable to conform to best accounting practices;

•	subject to certain exceptions, provide an indemnity in respect of any pending or threatened civil, criminal or administrative actions, suits, claims, litigations, arbitrations, investigations or other proceedings for an amount to be paid by Accredo or any of its subsidiaries in excess of, or that would reasonably be expected to be in excess of, $250,000 or which would be reasonably likely to have any adverse impact on the operations of Accredo or any of its subsidiaries, or indemnify any person other than pursuant to a contractual obligation to do so;

•	enter into any consent decree, enter a guilty or nolo contendre plea, settle any civil, criminal or administration actions, suits, claims, litigations, arbitrations, investigations or other proceedings for an amount in excess of $1,000,000 or enter into any settlement that would reasonably be expected to change in any material respect Accredo’s or any of its subsidiaries’ current methods of operations;

•	other than in the ordinary course of business, (a) amend or modify in any material respect, or terminate or waive any material right or benefit under, any “material contract” (other than as permitted as described in one of the other bullet points in this subsection) or (b) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $500,000;

•	except as required by law, make any material tax election or take any material position on any material tax return filed on or after the date of the merger agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods or settle or compromise any material tax liability;

•	sell, lease, license or otherwise dispose of any material assets of Accredo or its subsidiaries except in the ordinary course of business or obsolete assets;

•	terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify any benefit plans, except new hire grants committed to in writing prior to the date of the merger agreement in the ordinary and usual course of business;

•	increase the salary, wage, bonus or other compensation payable or to become payable to the directors, officers or employees of Accredo or any of its subsidiaries, except in the ordinary and usual course of business; or

•	agree or commit to do any of the foregoing.

Conduct of Medco Pending the Merger. From the date of the merger agreement until the effective time of the merger, except as otherwise expressly required by the merger agreement or other contract existing on the date of the merger agreement or as Accredo may approve in writing (such approval not to be unreasonably withheld or delayed), and subject to certain other exceptions, Medco will not, and will not permit its subsidiaries to:

•	adopt or propose any material change in Medco’s certificate of incorporation or by-laws or amend any term of the shares of Medco common stock;

•	enter into any agreement with respect to, or consummate, any acquisition by Medco or its subsidiaries of any person or assets, the consummation of which would require the filing of a current report on Form 8-K pursuant to Item 2.01 thereof with the SEC and which would reasonably be expected to materially hinder or delay the transactions contemplated by the merger agreement;

•	other than the issuance of shares of Medco common stock issued for fair value in arm’s–length transactions and other than the issuance of shares in the ordinary course of business consistent with past practices pursuant to Medco employee benefit plans, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Medco or any of its subsidiaries (other than the issuance of shares by a wholly-owned subsidiary of Medco to Medco or another wholly-owned subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Medco or any of its subsidiaries to issue or sell any shares of such capital stock or such convertible or exchangeable securities;

•	declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on any shares of Medco common stock or on any shares of capital stock of any subsidiary, other than (a) by wholly-owned subsidiaries and pro rata dividends or distributions payable to holders of interests in non wholly-owned subsidiaries and (b) Medco’s regular quarterly dividend, including any increases thereof, at record and payment dates consistent with past practices;

•	reclassify, split (including a reverse split), recapitalize, subdivide or repurchase, redeem or otherwise acquire at prices above fair market value, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock; or

•	agree or commit to do any of the foregoing.

Acquisition Proposals. The merger agreement provides that none of Accredo, any of its subsidiaries or any of the officers, directors, employees, agents and representatives (including any investment bankers, attorneys and accountants) of Accredo or any of its subsidiaries will knowingly:

•	initiate, solicit, encourage or facilitate any inquiries or the making or implementation of any proposal or offer, by any person (other than Medco or Merger Sub) with respect to any of the following (each of these is referred to in this document as an acquisition proposal):

•	a merger, consolidation, share exchange, reorganization or other business combination transaction involving Accredo;

•	any acquisition of any equity or other ownership interests in Accredo representing, in the aggregate, 15% or more of the total voting power or economic interest of all the outstanding equity in Accredo or any equity or other ownership interests in any of Accredo’s subsidiaries having a fair market value equal to 15% or more of the market value of the outstanding shares of Accredo common stock (based on the last closing price for Accredo shares prior to the date of the merger agreement); or

•	any acquisition of assets of Accredo or any of its subsidiaries representing 15% or more of the total assets of Accredo and its subsidiaries, taken as a whole; or

•	provide any confidential or non-public information or data to, or engage or participate in any discussions or negotiations with, any person relating to an acquisition proposal.

The merger agreement provides that these restrictions would not prevent Accredo or its board of directors from complying with its disclosure obligations under the Exchange Act with regard to an acquisition proposal. However, if such disclosure has the substantive effect of withdrawing, modifying or qualifying in any manner adverse to Medco, Accredo’s board recommendation to the stockholders to adopt the merger agreement or Accredo’s board approval of the merger agreement, the merger, or the other transactions contemplated by the merger agreement, Medco will have the right to terminate the merger agreement. See “—Termination” below.

The restrictions described above would not prevent Accredo or its board of directors, at any time prior to, but not after, the time the merger agreement is adopted by holders of a majority of the outstanding shares of Accredo common stock from:

•	providing confidential or non-public information in response to a request therefor by a person who has made an unsolicited bona fide written qualifying acquisition proposal (which is an acquisition proposal with the acquisition thresholds that are referred to in the definition described above being 40% instead of 15%) which did not result from a knowing breach of the provision of the merger agreement concerning acquisition proposals;

•	discussing (but not negotiating) the material terms of a qualifying acquisition proposal with the person who made it to the extent necessary to understand and clarify it sufficiently to be able to make a determination as to whether it is a superior proposal (which term is described below);

•	engaging or participating in any discussions other than those set forth in the preceding bullet point or any negotiations with any person who has made a qualifying acquisition proposal; or

•	approving or recommending to the holders of Accredo shares a qualifying acquisition proposal (or agreeing to take any such action);

if and only to the extent that:

•	prior to taking any action described in the four bullet points of the previous paragraph, after consulting with outside legal counsel the board of directors of Accredo determines in good faith that it must take such action in order to comply with its fiduciary duties under law;

•	prior to taking any action described in the first and third bullet points of the previous paragraph, Accredo and the other person referred to in such bullet points execute and deliver a written confidentiality agreement on terms not materially less favorable to Accredo than those contained in the confidentiality agreement between Medco and Accredo;

•	prior to taking any action described in the last two bullet points of the previous paragraph, after consulting with its financial advisors and outside counsel the board of directors of Accredo determines in good faith that the qualifying acquisition proposal is a superior proposal, meaning that it:

•	is more favorable from a financial point of view to Accredo’s stockholders than the merger taking into account any revised terms to the merger agreement offered by Medco before such action is taken and all other factors deemed to be relevant by the board of directors (including but not limited to the time likely to be required to consummate such qualifying acquisition proposal); and

•	is reasonably likely to be consummated taking into account all legal, financial, regulatory and other factors deemed relevant in the good faith judgment of Accredo’s board of directors;

•	prior to taking any action described in the last two bullet points of the previous paragraph, Accredo shall have provided written notice to Medco of Accredo’s or the Accredo board of director’s intention to take such action and at least five days have elapsed since the date on which Medco received such notice, and Accredo shall have complied with the provisions described in the second paragraph following this paragraph. Once Accredo has given five days’ notice to Medco pursuant to this provision or related provisions of the merger agreement, any further notice pursuant to this provision or those related provisions will require two business days’ notice.

Accredo must have immediately ceased and cause to be terminated any existing activities, discussions or negotiations with any person conducted with respect to any acquisition proposal on or prior to the date of the merger agreement.

The merger agreement provides that Accredo must notify Medco as promptly as practicable (and, in any event, within 24 hours) after it receives any bona fide acquisition proposal indicating, in connection with such notice, the name of the person making the proposal and the material terms and conditions of the acquisition proposal and thereafter must keep Medco promptly informed as to any material changes to the acquisition proposal. Accredo also agreed to provide or make available any due diligence information to Medco that it is providing or making available to another person at the same time it provides it or makes it available to such other person (unless it has previously been provided or made available to Medco). Accredo agreed that during the applicable five day or two business day notice periods described above, Accredo will negotiate in good faith with Medco with respect to any revisions to the terms of the transactions contemplated by the merger agreement that are proposed by Medco. Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal (but, for the avoidance of doubt, will require a two-business-day notice period referred to in the second preceding paragraph rather than five days).

Stockholders Meeting. Accredo must call and hold a stockholders meeting to vote upon adoption of the merger agreement as promptly as practicable after the date that the registration statement of which this document forms a part became effective and in any event use its reasonable best efforts to convene such meeting within 120 days after the date of the merger agreement (or, if later, not more than 60 days after the effectiveness of the registration statement), and to cause the vote to be taken at such a meeting within such time. Additionally, the board of directors of Accredo has agreed to recommend to Accredo’s stockholders that they vote in favor of adoption of the merger agreement, unless the board of directors of Accredo has determined in good faith, after consulting with its outside legal counsel and financial advisors and taking into account any revised terms to the merger agreement that may be proposed by Medco, that it must change its recommendation in order to comply with its fiduciary duties under law, and if the change in recommendation is being made primarily as a result of an acquisition proposal by another person, such acquisition proposal is a superior proposal. The board of directors of Accredo may not change its recommendation of the merger unless Accredo shall have provided written notice to

Medco that Accredo intends to make the change of recommendation and two business days or five days (depending on the circumstances) shall have elapsed since the date that Medco received the notice.

Efforts to Obtain Necessary Approvals. Accredo and Medco must cooperate with each other and use (and will cause its respective subsidiaries to use) its respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under the merger agreement and law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain prior to the closing all material consents, registrations, approvals, permits and authorizations necessary to be obtained from any governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement. Neither Medco nor Accredo may take any action that would reasonably be expected to materially adversely affect the ability of any party to perform its covenants and obligations under the merger agreement, materially delay the effective time of the merger or materially hinder consummation of the merger.

Each of Medco, Merger Sub and Accredo agreed to use its best efforts, and to take any and all steps necessary, to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any U.S. governmental antitrust authority or any other party, so as to enable the parties to the merger agreement to close the transactions contemplated by the merger agreement as promptly as practicable, and in no event later than November 30, 2005, including, if the applicable waiting period under the HSR Act shall not have previously expired or been terminated, proposing and negotiating, committing to and effecting at the effective time, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of such of the assets, properties or businesses to be acquired by Medco pursuant to the merger agreement, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by the merger agreement.

In the event that any legal, administrative, arbitral or other proceeding, claim, suit or action is instituted (or threatened to be instituted) by a governmental entity or private party challenging any of the transactions contemplated by the merger agreement or in the event that any governmental entity otherwise objects to any of the transactions contemplated by the merger agreement, each of Medco, Merger Sub and Accredo must cooperate with each other and use best efforts to (i) vigorously defend, contest and resist any such proceeding, claim, suit or action instituted by a private party and (ii) have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement.

The efforts required to obtain necessary approvals that are described above, however, do not require (i) Medco to sell, divest or dispose of, or to take or to refrain from taking any action or to agree to any restriction which, in either case, in the sole judgment of Medco, is adverse to Medco with respect to, any assets, properties or businesses of Medco or any of its subsidiaries, or to cause any of its subsidiaries to do or agree to do any of the foregoing, or (ii) Merger Sub or Accredo to sell, divest or dispose of all or substantially all of the assets or operations of Accredo and its subsidiaries, taken as a whole.

Medco has agreed to use its best efforts to obtain the ruling or opinion of legal counsel referred to in Section 4.02(d)(i) and (ii), respectively, of the Tax Responsibility Allocation Agreement between Merck and Medco, dated as of August 12, 2003, or to otherwise obtain the consent of Merck to the merger and the other transactions contemplated by the merger agreement, to the extent required under such agreement.

Taxation. The merger agreement provides that neither Medco nor Accredo will take or cause to be taken any action, whether before or after the effective time of the merger, that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Notice and Access to Information. The parties have agreed to notify each other of certain written communications, notices and proceedings related to the merger. In addition, the parties have agreed to provide each other’s representatives (including, for this purpose, environmental consultants) with reasonable access to its and its subsidiaries’ information concerning its business, properties and personnel as may be reasonably requested.

Stock Exchange Listing and De-listing. Medco will use its reasonable best efforts to cause the shares of Medco common stock to be issued in the merger to be authorized for listing on the NYSE, subject to official notice of issuance, prior to the closing date. Merger Sub will use its reasonable best efforts to cause the shares of Accredo common stock to be no longer quoted on the Nasdaq national market system and de-registered under the Exchange Act as soon as practicable following the effective time of the merger.

Publicity. Accredo and Medco have agreed to consult with each other prior to issuing any press releases or public announcements with respect to the transactions contemplated by the merger agreement and prior to making any filings with any third party or governmental entity with respect thereto, except as may be required by applicable law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any governmental entity.

Employee Matters. Medco has agreed that, from the effective time of the merger until December 31, 2007, the employees of Accredo and its subsidiaries will continue to be provided with benefits under certain identified Accredo employee benefit plans that are no less favorable in the aggregate than those currently provided by Accredo and its subsidiaries to such employees or those provided to comparably situated employees of Medco. For purposes of eligibility, vesting and benefit level, but not benefit accrual, Medco will grant employees of Merger Sub and its subsidiaries credit for all service with Accredo and its subsidiaries prior to the effective time to the extent such service was recognized by Accredo and its subsidiaries. Medco may, however, terminate any Accredo benefit plan or limit participation in such plans by highly compensated employees to the extent necessary to comply with applicable discrimination requirements of the Internal Revenue Code. Medco will, and will cause Merger Sub to, honor paid time off obligations accrued by employees of Accredo and its subsidiaries prior to the effective time of the merger, but only to the extent such obligations are reported as a liability on Accredo’s balance sheet as of the effective time.

Medco will, and will cause Merger Sub to, honor Accredo’s bonus program currently in place for the fiscal year ending June 30, 2005 to the extent bonuses are due and owing under that program after the effective time. The bonus program will be based on targets previously established by Accredo’s board of directors up to the maximum available, but not to exceed the amount accrued in accordance with U.S. GAAP at June 30, 2005, as approved by Medco’s controller and reviewed by its outside auditor. For the partial performance year ending December 31, 2005, Medco will cause Merger Sub to provide pro rated bonus opportunities consistent with Accredo’s bonus program and based on performance during such partial year; provided, however, that bonus payments for such partial year will not exceed the amount accrued by Accredo in respect of such partial year, such accrual to be reviewed and approved by Medco’s controller and reviewed by its outside auditor. For this pro rated bonus, eligibility and bonus opportunity will be set consistent with Accredo’s past practice. For calendar year 2006, Medco will cause Accredo to maintain a bonus program for its employees that provides for eligibility and bonus opportunities that are consistent with Accredo’s past practice.

Following the effective time of the merger, Medco will make a 2005 annual stock option grant to employees of Accredo and its subsidiaries consistent with Accredo’s historical annual grant practices. For 2006, Medco will provide an annual stock option grant from the share pool available under Accredo’s stock plan that will be assumed by Medco to eligible employees of Accredo and its subsidiaries (determined based on Accredo’s historic grant practice) using the value of awards made to similarly situated Medco employees determined as if Medco awards were made exclusively in stock options. For performance years beginning on or after January 1, 2006, annual stock option grants to employees of Accredo and its subsidiaries will be made at the time Medco makes annual awards to its employees; provided, however, that any grant made in 2006 will be pro rated to take into account any such award made by Medco in 2005. In addition, Medco and Accredo agree that Accredo may make binding commitments for new hire and promotion grants of options to purchase Medco common stock from the date of the merger agreement through the effective time conditional upon the closing of the merger without violating the merger agreement, provided such grants are consistent with past practice and Accredo’s new hire and promotion guidelines, and contain terms and conditions and are in an amount agreed to by Medco in advance. Such grants will be made only after the effective time of the merger and will be made at the time of, and on the same terms and conditions as, the 2005 annual grants. Medco will not be obligated to honor any promised awards that have not been approved in advance or that exceed the above guidelines. The approval may be made by Medco’s chief executive officer, chief operating officer or senior vice president, human resources.

Following the effective time of the merger through the earlier of December 31, 2007 or the date on which there are no shares remaining for issuance under the Accredo employee stock purchase plan, and subject to any requirement to obtain stockholder approval of the employee stock purchase plan, employees of Accredo and its subsidiaries will be eligible to participate in the employee stock purchase plan to purchase shares of Medco common stock to the same extent that they were entitled to participate in the such plan prior to the effective time of the merger. If Medco amends its employee stock purchase plan to increase the shares available for purchase under such plan or adopts a new employee stock purchase plan, in each case that is submitted to stockholders for approval, Medco will either provide that employees of Merger Sub and its subsidiaries are eligible to participate in such plan, subject to the terms and conditions applicable to Medco’s employees, or adopt a separate plan for employees of Merger Sub and its subsidiaries with terms and conditions no less favorable than those applicable to Medco’s employees.

After the effective time of the merger, Medco will cause Accredo and its subsidiaries to provide 2005 merit salary adjustments to their employees consistent with the historical practices of Accredo and its subsidiaries. For performance years beginning on or after January 1, 2006, annual merit increases will be made at the time Medco provides annual merit increases to its employees; provided, however, that any merit increase in 2006 will be pro rated to take into account any such increase made by Accredo or its subsidiaries in 2005.

After the effective time of the merger through December 31, 2006, Medco will adopt and maintain or cause Merger Sub to maintain for the benefit of employees of Merger Sub and its subsidiaries Accredo’s executive deferred compensation plan; provided, however, that this obligation will not extend to any additional matching contribution for senior executives except to the extent provided in Accredo key employee and retention agreements entered with certain individuals.

Accredo will cooperate with Medco to obtain waivers of existing employment agreements that do not have a specific term with, and to obtain confidentiality agreements and covenants against competition and solicitation from, certain key employees identified by Medco.

Accredo will not agree to amend or terminate any of the agreements with key employees that were entered into in connection with the execution of the merger agreement, which are described in “Interests of Accredo Executive Officers and Directors in the Merger” above, without the prior written approval of Medco.

Expenses. Whether or not the merger is consummated, except as otherwise agreed by the parties, the parties will pay all of their own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, except that expenses incurred in connection with the printing and mailing of this document and the registration statement of which this document forms a part will be shared equally by Medco and Accredo.

Indemnification and Directors’ and Officers’ Insurance. Medco has agreed that, from and after the effective time of the merger, Merger Sub will indemnify and hold harmless current and former directors and officers of Accredo and its subsidiaries or any of its or their predecessors against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that Accredo would have been permitted under its certificate of incorporation or by-laws to indemnify such persons. In addition, Medco has committed to keep any pre-existing indemnification agreements with these persons that have been disclosed in Accredo’s SEC reports prior to the date of the merger agreement in full force and effect without amendment. Merger Sub will maintain directors’ and officers’ liability insurance for six years following the effective time of the merger so long as the annual premium therefor is not in excess of 200% of the last premium paid prior to the date of the merger agreement. Medco has agreed to guarantee the above obligations of Merger Sub.

Financing. Medco will take all actions necessary to ensure that it has available to it, at the effective time of the merger, all funds necessary for the payment of the merger consideration.

Conditions to the Merger

Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the merger is subject to the satisfaction or waiver at or prior to the effective time of the merger of each of the following conditions:

•	the merger agreement shall have been duly adopted by holders of a majority of the outstanding shares of Accredo common stock;

•	the shares of Medco common stock issuable to Accredo stockholders pursuant to the merger agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•	the waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated;

•	subject to certain exceptions, all notices, reports, applications and other filings required to be made prior to the effective time of the merger by Accredo or Medco or any of their respective subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the effective time by Accredo or Medco or any of their respective subsidiaries from, any governmental entity in connection with the execution and delivery of the merger agreement and the consummation of the merger by Accredo, Medco and Merger Sub shall have been made or obtained (as the case may be), except for any failures to obtain such consents that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect with respect to Accredo;

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, order, writ, injunction, decree or award (whether temporary, preliminary or permanent) that is in effect and enjoins or prohibits consummation of the merger; and

•	The registration statement of which this document forms a part shall have become effective under the Securities Act. No stop order suspending its effectiveness shall have been issued, and no proceedings for that purpose shall have been initiated or threatened and, in each case, be continuing.

Conditions to Obligations of Medco and Merger Sub. The obligations of Medco and Merger Sub to effect the merger also are subject to the satisfaction or waiver by Medco at or prior to the effective time of the merger of the following conditions:

•

certain specified representations and warranties made by Accredo in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); any failure of any of the other representations and warranties of Accredo set forth in the merger agreement (without giving effect to any materiality or material adverse effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) shall not have had, or reasonably be expected to have, a material adverse effect with respect to Accredo; and Medco shall have received a certificate signed on behalf of Accredo by the chief executive officer or chief financial officer of Accredo as to the foregoing matters;

•	Accredo shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and Medco shall have received a certificate signed on behalf of Accredo by the chief executive officer or chief financial officer of Accredo to such effect;

•	Medco shall have received the opinion of Sullivan & Cromwell LLP, counsel to Medco, dated the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that each of Medco, Merger Sub and Accredo will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order that shall have become final and non-appealable for the debarment or exclusion of Accredo or any of its subsidiaries under Medicare or any Medicaid program; and

•	since the date of the merger agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect with respect to Accredo.

Conditions to Obligations of Accredo. The obligation of Accredo to effect the merger also is subject to the satisfaction or waiver by Accredo at or prior to the effective time of the merger of the following conditions:

•	certain specified representations and warranties made by Medco and Merger Sub in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); any failure of any of the other representations and warranties made by Medco and Merger Sub in the merger agreement (without giving effect to any materiality or material adverse effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) shall not have had, or reasonably be expected to have, a material adverse effect with respect to Medco; and Accredo shall have received a certificate signed on behalf of Medco and Merger Sub by the chief executive officer or chief financial officer of Medco as to the foregoing matters;

•	each of Medco and Merger Sub shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and Accredo shall have received a certificate signed on behalf of Medco and Merger Sub by the chief executive officer or chief financial officer of Medco to such effect;

•	Accredo shall have received the opinion of Alston & Bird LLP, counsel to Accredo, dated the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that each of Medco, Merger Sub and Accredo will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	since the date of the merger agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect with respect to Medco.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after Accredo stockholder adoption of the merger agreement, by mutual written consent of Accredo and Medco by action of their respective boards of directors.

The merger agreement may be terminated and the merger may be abandoned by action of the board of directors of either Accredo or Medco if:

•	the merger has not been consummated by November 30, 2005;

•	a vote on the adoption of the merger agreement by the stockholders of Accredo shall have been taken and completed and approval of adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Accredo common stock shall not have been obtained; or

•	any statute, law, ordinance, rule, regulation, judgment, order, writ, injunction, decree or award of a governmental entity permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable.

The merger agreement may be terminated and the merger may be abandoned by action of the board of directors of Accredo if:

•	prior to adoption of the merger agreement by Accredo’s stockholders, Accredo’s board of directors approves a superior proposal in accordance with the terms of the merger agreement and authorizes Accredo to enter into a binding written agreement providing for such superior proposal and Accredo pays to Medco the termination fee that is described below; or

•	there has been a breach of any representation, warranty, covenant or agreement made by Medco or Merger Sub in the merger agreement, or any such representation or warranty becomes untrue or incorrect on any date subsequent to the date of the merger agreement, in each case in a manner that would cause the closing conditions of Accredo regarding the representations, warranties and covenants of Medco and Merger Sub not to be satisfied (assuming any such subsequent date was the closing date) and such breach or failure to be true and correct is not curable or, if curable, is not cured within 30 days after Accredo gives written notice thereof to Medco.

The merger agreement may be terminated and the merger may be abandoned by action of the board of directors of Medco if:

•	prior to adoption of the merger agreement by Accredo’s stockholders, Accredo’s board of directors withdraws, modifies or qualifies or agrees to withdraw, modify or qualify its recommendation to the holders of Accredo common stock that they adopt the merger agreement or its approval and declaration of the advisability of the merger agreement, the merger or other transactions contemplated by the merger agreement, in any such case in a manner adverse to Medco;

•	there has been a breach of any representation, warranty, covenant or agreement made by Accredo in the merger agreement, or any such representation or warranty becomes untrue or incorrect on any date subsequent to the date of the merger agreement, in each case in a manner that would cause the closing conditions of Medco regarding the representations, warranties and covenants of Accredo not to be satisfied (assuming any such subsequent date was the closing date) and such breach or failure to be true or correct is not curable or, if curable, is not cured within 30 days after Medco gives written notice thereof to Accredo;

•	Accredo breaches its obligation to take all action necessary to convene the special meeting of Accredo’s stockholders as promptly as practicable after the registration statement of which this document forms a part is declared effective, and in any event to use its reasonable best efforts to convene the stockholders meeting not later than 120 days after the date of the merger agreement (or, if later, not more than 60 days after the effectiveness of the registration statement of which this document forms a part), to consider and vote upon the adoption of the merger agreement and to cause such vote to be taken and completed; or

•	to the knowledge of Accredo or any member of its board of directors and with the acquiescence or approval of any of its directors or certain other specified persons deemed to have knowledge of matters relating to Accredo for purposes of the merger agreement, Accredo breaches, prior to its stockholders’ adoption of the merger agreement, any of its obligations relating to acquisition proposals under the merger agreement in any respect that is materially adverse to Medco’s interests under the merger agreement.

Effect of Termination

If the merger agreement is terminated and the merger is abandoned as described above, the merger agreement will be void and of no effect (subject to certain exceptions), with no liability on the part of any party to the merger agreement (or of any of its directors, officers or other representatives), other than for liability or damages resulting from any breach of the merger agreement prior to such termination.

Termination Fees and Expenses

In the event that:

•	a bona fide acquisition proposal as described in “—Acquisition Proposals” above (but substituting 40% for the 15% thresholds in the definition of that term), has been made to Accredo or any of its subsidiaries and its existence becomes publicly known or any person publicly announces an intention (whether or not conditional) to make such an acquisition proposal with respect to Accredo or any of its subsidiaries and:

•	either Medco or Accredo terminates the merger agreement because the merger has not been consummated by November 30, 2005 and all other conditions to closing have been satisfied or waived with the exception of the condition that the merger agreement shall have been duly adopted by the holders of a majority of the outstanding shares of Accredo common stock;

•	either Medco or Accredo terminates the merger agreement because a vote on the adoption of the merger agreement by the stockholders of Accredo shall have been taken and completed and approval of adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Accredo common stock shall not have been obtained (and such proposal or publicly announced intention has not been withdrawn at the time of the Accredo stockholders meeting);

•	Medco terminates the merger agreement because prior to adoption of the merger agreement by Accredo’s stockholders, Accredo’s board of directors has withdrawn, modified or qualified or agreed to withdraw, modify or qualify its recommendation to the holders of Accredo common stock that they adopt the merger agreement or its approval and declaration of the advisability of the merger agreement, the merger or other transactions contemplated by the merger agreement, in any such case in a manner adverse to Medco; or

•

Medco terminates the merger agreement because Accredo has breached its obligation to take all action necessary to convene the special meeting of Accredo’s stockholders as promptly as practicable after the registration statement of which this document forms a part is declared effective, and in any event to use its reasonable best efforts to convene the stockholders meeting not later than

120 days after the date of the merger agreement (or, if later, not more than 60 days after effectiveness of the registration statement of which this document forms a part), to consider and vote upon the adoption of the merger agreement and to cause such vote to be taken and completed;

•	Medco terminates the merger agreement because to the knowledge of Accredo or any member of its board of directors and with the acquiescence or approval of any of its directors or certain other specified persons deemed to have knowledge of matters relating to Accredo for purposes of the merger agreement, Accredo has breached, prior to its stockholders’ adoption of the merger agreement, any of its obligations relating to acquisition proposals under the merger agreement in any respect that is materially adverse to Medco’s interests under the merger agreement; or

•	Accredo terminates the merger agreement prior to adoption of the merger agreement by Accredo’s stockholders because Accredo’s board of directors has approved a superior proposal in accordance with the terms of the merger agreement and authorized Accredo to enter into a binding written agreement providing for such superior proposal, then Accredo must promptly, but in no event later than the date of termination (in the case of a termination by Accredo described in the last bullet point above) or two business days after the date of termination (in all the other cases), pay Medco a termination fee of $60 million and (if in the case of a termination pursuant to the first bullet point above, there shall be no condition to closing that, as of the time of such termination, will not have been satisfied as a result of a breach of the merger agreement by Medco) shall promptly, but in no event later than two days after being notified of such by Medco, pay all of the documented out-of-pocket expenses, including those of the exchange agent, incurred by Medco or Merger Sub in connection with the merger agreement and the transactions contemplated by the merger agreement up to a maximum amount of $15 million, in each case payable by wire transfer of same day funds.

No termination fee will be payable to Medco in the case described in the first bullet point above and no payment of expenses incurred by Medco or Merger Sub will be payable as a result of the termination of the merger agreement by either Medco or Accredo in the case described in the first sub-bullet point of the first bullet point above, in each case, unless and until Accredo consummates, or enters into a definitive agreement providing for, any covered acquisition proposal as described in the first bullet point above with any person (other than Medco or its affiliates) within 12 months after the date on which the merger agreement is so terminated.

If Accredo fails to promptly pay the termination fee and/or related expenses, and, in order to obtain such payment, Medco or Merger Sub commences a suit that results in a judgment against Accredo for such fees, charges or expenses, Accredo will pay to Medco or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. If the termination fee and/or out-of-pocket expenses become payable and are paid by Accredo, such amounts will be Medco’s and Merger Sub’s sole and exclusive remedy for monetary damages under the merger agreement.

Amendment, Extension and Waiver

At any time prior to the effective time of the merger, the parties to the merger agreement may amend, modify or supplement the merger agreement in writing by action of the boards of directors of the respective parties. The conditions to each of the parties’ obligations to consummate the merger may be waived by such party in whole or in part to the extent permitted by law.

DISSENTERS’ RIGHTS OF APPRAISAL

Under Delaware law, if you do not wish to accept the merger consideration provided for in the merger agreement, you have the right to dissent from the merger and to receive payment in cash for the fair value of your shares of Accredo common stock. Accredo stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Accredo will require strict compliance with the statutory procedures. A copy of Section 262 is included as Annex C of this document.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is included as Annex C of this document.

Section 262 requires that stockholders be notified that appraisal rights will be available not less than 20 days before the special meeting to vote on the merger. A copy of Section 262 must be included with such notice. This document constitutes Accredo’s notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 that is included as Annex C of this document since failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

•	you must deliver to Accredo a written demand for appraisal of your shares before the vote with respect to the merger is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against adoption of the merger agreement. Voting against or failing to vote for adoption of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262; and

•	you must not vote in favor of adoption of the merger agreement. A vote in favor of the adoption of the merger agreement, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of Accredo common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Accredo common stock.

All demands for appraisal should be addressed to the secretary at Accredo Health, Incorporated, 1640 Century Center Parkway, Memphis, Tennessee 38134, before the vote on the merger is taken at the special meeting, and should be executed by, or on behalf of, the record holder of the shares of Accredo common stock. The demand must reasonably inform Accredo of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of Accredo common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the registered owner submit the required demand in respect of those shares.

If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If you hold your shares of Accredo common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within 10 days after the effective date of the merger, Medco must give written notice that the merger has become effective to each Accredo stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. At any time within 60 days after the effective date, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the payment specified by the merger agreement for his or her shares of Accredo common stock. Within 120 days after the effective date, either Medco or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. Medco has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to Medco, Medco will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Court of Chancery may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of Accredo common stock, the Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing those shares.

In determining fair value, the Court of Chancery is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more, the same, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon Medco and the stockholders participating in the appraisal proceeding by the Court of Chancery as the Court of Chancery deems equitable in the circumstances. Upon the application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after the effective date, be entitled to vote its shares for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date; however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after the effective date of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the cash payment for shares of his, her or its Accredo common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of the surviving corporation and must, to be effective, be made within 120 days after the effective date.

In view of the complexity of Section 262, Accredo stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Accredo stockholders who may wish to dissent and pursue appraisal rights may be subject to materially different tax treatment than Accredo stockholders participating in the merger. See “Material U.S. Federal Income Tax Consequences of the Merger—Cash Received on Exercise of Appraisal Rights” on page 62.

THE COMPANIES

Accredo

Accredo was incorporated in 1996 under the laws of the State of Delaware. Its principal executive offices are located at 1640 Century Center Parkway, Suite 101, Memphis, Tennessee 38134, and its telephone number at that address is 901-385-3688. Accredo maintains an Internet website at http://www.accredohealth.com. (This website address is for information only and is not intended to be an active link or to incorporate any website information into this document.)

Accredo is one of the nation’s largest specialty retail pharmacy services providers, offering a limited number of high cost drugs for the recurring treatment of chronic and potentially life threatening diseases and related services. Accredo’s services include specialty retail pharmacy services, clinical services, reimbursement services and delivery services. It primarily provides overnight, temperature-controlled delivery of all drugs and supplies necessary for patients to self-administer their drug dosages safely and effectively in the privacy of their homes. It also provides services to patients who require intravenous infused drugs. Its pharmacists and customer service staff talk with patients over the telephone, help them comply with prescribed treatment schedules and educate them about ways to manage their diseases more effectively. Accredo’s reimbursement specialists manage the paperwork that is required to collect payment for the patient’s medication from insurance companies, managed care plans and governmental payors.

Accredo mainly focuses its services on injectable drugs that:

•	are used on a recurring basis to treat chronic and potentially life-threatening diseases;

•	are expensive, with annual costs generally ranging from approximately $8,000 to $300,000 per patient;

•	are complex and clinically challenging with the potential for side effects or adverse reactions; and

•	require temperature control or other specialized handling.

Accredo has agreements with seventeen biopharmaceutical manufacturers to buy drugs and to provide varying degrees of specialty retail pharmacy services for its twenty-three primary product lines. Although most of its agreements that involve specialty retail pharmacy services are not exclusive, it generally is a recommended provider of the manufacturer’s drug to payors, patients and physicians.

Medco

Medco. Medco was formed as a limited liability company on August 26, 1996, but its predecessor was formed in 1983 and was acquired by Merck in 1993. Medco converted from a limited liability company to a corporation on May 21, 2002 and was spun off by Merck as a separate publicly traded enterprise on August 19, 2003. Its principal executive offices are located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417, and its telephone number at that address is 201-269-3400. Medco maintains an Internet website at http://www.medco.com. (This website address is for information only and is not intended to be an active link or to incorporate any website information into this document.)

Medco ranks among the largest pharmacy benefit managers in the U.S. and provides prescription drug benefit services to its clients and the members of their prescription benefit plans, as well as physicians and pharmacies the members use. Medco has clients in each of the major industry categories, including: Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans.

Medco endeavors to help its clients reduce prescription drug costs primarily by obtaining discounts and rebates from pharmaceutical manufacturers, securing discounts from retail pharmacies, applying its utilization management programs and administering prescriptions dispensed through its mail order pharmacies. It further seeks to contain costs for its clients and their members by encouraging the use of medically appropriate generic drugs through its generic education and substitution programs.

Medco’s services focus on:

•	providing customized plan design;

•	offering cost-saving mail order services;

•	actively increasing the utilization of available generic drugs;

•	enhancing formulary compliance through physician, client and member communications and education programs;

•	offering a specialty pharmacy program; and

•	managing drug utilization through a wide range of trend management tools.

Medco also has been actively engaged in supporting the Medicare discount card program.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Financial Statements presented below are derived from the historical consolidated financial statements of Medco and Accredo. The Unaudited Pro Forma Condensed Combined Financial Statements are prepared using the purchase method of accounting, with Medco treated as the acquiror and as if the acquisition of Accredo had been completed on December 28, 2003, the first day of Medco’s 2004 fiscal year, for statement of income purposes, and as of March 26, 2005 for balance sheet purposes. For a summary of the business combination, see “The Merger” beginning on page 45.

The Unaudited Pro Forma Condensed Combined Financial Statements are based upon the historical financial statements of Medco and Accredo adjusted to give effect to the acquisition of Accredo. The pro forma amounts have been developed from (a) the audited consolidated financial statements of Medco contained in its Annual Report on Form 10-K for the fiscal year ended December 25, 2004, and the unaudited consolidated financial statements of Medco contained in its quarterly report on Form 10-Q for the three months ended March 26, 2005, and (b) the audited consolidated financial statements of Accredo contained in its Annual Report on Form 10-K/A for the year ended June 30, 2004 and the unaudited consolidated financial statements of Accredo contained in its quarterly reports on Form 10-Q for the six months ended December 31, 2004 and for the nine months ended March 31, 2005, all of which are incorporated by reference in this document.

As of the date of this document, Medco has not yet performed the detailed final valuation studies necessary to arrive at the final required estimates of the fair market value of the Accredo assets to be acquired and the Accredo liabilities to be assumed and the related allocations of purchase price as the transaction has not yet occurred. Accordingly, Medco has not yet identified all of the adjustments which would result from conforming Accredo critical accounting policies to those of Medco. However, as indicated in Note (J) to the Unaudited Pro Forma Condensed Combined Financial Statements, Medco has made certain adjustments to the historical book values of the assets and liabilities of Accredo to reflect preliminary estimates of the fair value of intangible assets acquired with the residual excess of the purchase price over the historical net assets of Accredo recorded as goodwill and intangible assets. Actual results may differ from those reflected in the pro forma financial statements once Medco has determined the final purchase price for Accredo and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes or other acquisition-related adjustments for Accredo. There can be no assurance that such finalization will not result in material changes.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Medco would have been had the acquisition of Accredo occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position. The results for the quarter ended March 26, 2005 are not indicative of the results to be expected for the full 2005 fiscal year.

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition of Accredo.

Accredo’s fiscal year ends on June 30, and its reported results have been aligned to match Medco’s December 25, 2004 fiscal year by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results. The effect of the differences between Accredo’s fiscal period ends of December 31, 2004 and March 31, 2005, and Medco’s fiscal period ends of December 25, 2004 and March 26, 2005 is not material. See Note (A) to the Unaudited Pro Forma Condensed Combined Financial Information. In addition, certain amounts from Accredo’s balance sheet and income statement have been reclassified to conform to Medco’s presentation. These reclassifications had no effect on Accredo’s net income or financial condition.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes contained in Medco’s Form 10-K and Form 10-Q and Accredo’s Form 10-K/A and Forms 10-Q that are incorporated by reference in this document.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 25, 2004

	HISTORICAL FISCAL YEAR ENDED
	MEDCO 12/25/2004		ACCREDO 12/31/2004 (A)	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
	($ in millions, except per share data)
Product net revenues	$35,024.4	(1)	$1,674.0	$(174.4	)(B)	$36,524.0
Service revenues	327.5		39.0	—		366.5

Total net revenues	35,351.9		1,713.0	(174.4)		36,890.5

Cost of operations:
Cost of product net revenues	33,496.6	(1)	1,413.6	(174.4	)(B)	34,735.8
Cost of service revenues	132.8		—	—		132.8

Total cost of revenues	33,629.4		1,413.6	(174.4)		34,868.6
Selling, general and administrative expenses	676.4		157.4	—		833.8
Amortization of intangibles	179.9		4.8	45.2	(C)	229.9
Interest and other (income) expense, net	59.9		13.5	(1.4	)(D)	72.0

Total cost of operations	34,545.6		1,589.3	(130.6)		36,004.3

Income before provision for income taxes	806.3		123.7	(43.8)		886.2
Provision for income taxes	324.7		47.6	(17.0	)(E)	355.3

Net income	$481.6		$76.1	$(26.8)		$530.9

Earnings Per Common Share:
Basic	$1.77		$1.57			$1.80	(F)

Diluted	$1.75		$1.54			$1.78	(F)

Shares Used In Computing Earnings Per Common Share:
Basic	271.9		48.6			295.6	(F)

Diluted	274.7		49.3			298.8	(F)

(1)	Includes retail co-payments of $6,773.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 26, 2005

	HISTORICAL FISCAL PERIOD ENDED
	MEDCO 3/26/2005		ACCREDO 3/31/2005	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
	($ in millions, except per share data)
Product net revenues	$8,655.9	(1)	$507.9	$(72.4	)(B)	$9,091.4
Service revenues	87.4		8.6	—		96.0

Total net revenues	8,743.3		516.5	(72.4)		9,187.4

Cost of operations:
Cost of product net revenues	8,270.8	(1)	439.6	(72.4	)(B)	8,638.0
Cost of service revenues	25.0		—	—		25.0

Total cost of revenues	8,295.8		439.6	(72.4)		8,663.0
Selling, general and administrative expenses	174.9		39.2	—		214.1
Amortization of intangibles	45.0		1.2	11.3	(C)	57.5
Interest and other (income) expense, net	10.1		3.3	1.0	(D)	14.4

Total cost of operations	8,525.8		483.3	(60.1)		8,949.0

Income before provision for income taxes	217.5		33.2	(12.3)		238.4
Provision for income taxes	86.3		13.0	(4.8	)(E)	94.5

Net income	$131.2		$20.2	$(7.5)		$143.9

Earnings Per Common Share:
Basic	$0.48		$0.41			$0.48	(F)

Diluted	$0.47		$0.40			$0.47	(F)

Shares Used In Computing Earnings Per Common Share:
Basic	275.2		49.1			299.2	(F)

Diluted	280.1		50.2			304.6	(F)

(1)	Includes retail co-payments of $1,836.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	MEDCO 3/26/2005	ACCREDO 3/31/2005	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$1,498.6	$78.2	$(1,089.9)	(D)	$861.8
			(848.7)	(G)
			1,243.6	(G)
			(20.0)	(H)
Short-term investments	65.3	—	—		65.3
Accounts receivable, net	1,453.2	437.0	(10.7)	(B)	1,879.5
Inventories, net	1,130.0	153.1	—		1,283.1
Prepaid expenses and other	95.7	12.8	(0.7)	(G)	107.8
Deferred tax assets	180.5	13.4	—		193.9

Total current assets	4,423.3	694.5	(726.4)		4,391.4
Property and equipment, net	640.1	45.4	—		685.5
Goodwill, net	3,310.2	554.0	(554.0	)(I)	5,257.7
			1,947.5	(J)
Intangible assets, net	2,095.6	18.4	(18.4	)(I)	2,795.6
			700.0	(C)
Other noncurrent assets	87.2	7.7	(0.5	)(G)	94.4

Total assets	$10,556.4	$1,320.0	$1,348.2		$13,224.6

Liabilities and stockholders’ equity
Current liabilities:
Claims and other accounts payable	$2,170.4	$227.3	$(10.7)	(B)	$2,387.0
Accrued expenses and other	405.6	23.8	(5.9)	(L)	423.5
Current portion of long-term debt	100.0	4.6	(9.6)	(D)	95.0
Short-term debt	—	—	450.0	(D)	450.0

Total current liabilities	2,676.0	255.7	423.8		3,355.5
Noncurrent liabilities:
Long-term debt, net	885.9	344.1	(43.0)	(D)	1,187.0
Deferred tax liabilities	1,002.2	31.2	(24.1)	(I)	1,287.1
			277.8	(J)
Other noncurrent liabilities	62.1	2.7	—		64.8

Total liabilities	$4,626.2	$633.7	$634.5		$5,894.4

Stockholders’ equity:
Common stock	$2.8	$0.5	$(0.5)	(I)	$3.0
			0.2	(M)
Additional paid-in-capital	5,193.5	464.9	(464.9)	(I)	6,602.4
			1,296.9	(M)
			112.0	(K)
Unearned compensation	(50.2)	—	—		(50.2)
Retained earnings	784.1	220.9	(220.9)	(I)	775.0
			(2.6)	(I)
			(2.3)	(G)
			(4.2)	(H)

Total stockholders’ equity	5,930.2	686.3	713.7		7,330.2

Total liabilities and stockholders’ equity	$10,556.4	$1,320.0	$1,348.2		$13,224.6

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

BASIS OF PRO FORMA PRESENTATION

On February 23, 2005, Medco and Accredo announced the execution of the merger agreement, pursuant to which Medco will acquire Accredo. Pursuant to the merger agreement, if the proposed merger is completed, Accredo will merge with and into Raptor Merger Sub, a wholly-owned subsidiary of Medco, and Accredo’s operations will continue as a wholly-owned subsidiary of Medco. If the merger is completed, each outstanding share of Accredo common stock will be converted into the right to receive $22.00 in cash plus 0.49107 of a share of Medco common stock, subject to adjustment in certain circumstances based on the value of Medco’s common stock as described in this document. Under the merger agreement, an adjustment to the 0.49107 conversion ratio will be made if the Medco common stock ten day average closing price is greater than $50.91 on the second-to-last trading day prior to the merger. On April 11, 2005 the Medco common stock ten day average closing price exceeded $50.91 for the ten trading days ended April 11, 2005. Prior to April 11, 2005, the ten day average closing price of Medco common stock had not exceeded $50.91. Subsequent to April 11, 2005, the Medco common stock price has been relatively consistent. The actual measurement date of this transaction cannot be determined until the closing of the merger due to the terms of the merger agreement. As a result, for purposes of the pro forma presentation, the adjusted conversion ratio and the preliminary purchase price are based on a measurement date of April 11, 2005. Pursuant to the merger agreement the revised conversion ratio would be the quotient of $25.00 divided by the Medco common stock ten day average closing price. Additionally, each outstanding option to acquire Accredo common stock will be adjusted to represent an option to purchase shares of Medco common stock pursuant to a formula provided in the merger agreement. See “The Merger Agreement—Merger Consideration” on page 65.

The Unaudited Pro Forma Condensed Combined Statement of Income data for the year ended December 25, 2004, and three months ended March 26, 2005, give effect to the proposed merger of Medco and Accredo as if the merger had occurred on December 28, 2003, the first day of Medco’s fiscal 2004. The Unaudited Pro Forma Condensed Combined Balance Sheet data as of March 26, 2005 give effect to the merger as if it had occurred on March 26, 2005. The effect of the differences between Accredo’s fiscal period end dates of December 31, 2004 and March 31, 2005 and Medco’s fiscal period end dates of December 25, 2004 and March 26, 2005 is not material.

Certain amounts in Accredo’s financial statements have been reclassified to conform to Medco’s presentation. For the Unaudited Pro Forma Condensed Combined Statement of Income, these include the reclassification of minority interest in income of consolidated joint venture to interest and other (income) expense net and the reclassification of equity in net income of joint ventures from a component of revenue to interest and other (income) expense, net and the reclassification of certain elements of depreciation to selling, general and administrative expenses. Additionally, bad debt expense was reclassified to cost of product net revenues. For the Unaudited Pro Forma Condensed Combined Balance Sheet, Accredo’s other accounts receivable was reclassified to accounts receivable, net.

PRELIMINARY PURCHASE PRICE AND PURCHASE PRICE ALLOCATION

The pro forma purchase price which would have been paid to Accredo stockholders under the computation specified in the merger agreement is as follows (in millions, except ratios and per share amounts):

Purchase price allocated to Accredo net assets:
Number of shares of Accredo common stock outstanding at April 11, 2005	49.5
Adjusted conversion ratio ($25.00 divided by the ten traded days ended April 11, 2005 Medco common stock average close price of $51.12)	0.48902
Number of shares of Medco common stock to be issued	24.2
Average closing price per share of Medco common stock for the five trading days ended April 13, 2005	$53.54

Fair value of Medco common stock to be issued (Note (M))	$1,297.1
Cash to be paid to Accredo stockholders ($22.00 per Accredo share)	1,089.9
Fair value of stock options to be acquired (Note (K))	112.0
Transaction fees and other costs (Note (H))	13.0

Total purchase price	$2,512.0

The purchase price was computed using the information available on April 11, 2005, and reflects the fair value of Medco common stock to be issued in connection with the merger based on the Medco common stock average closing price for the five trading days including April 11, 2005 and the two trading days prior and the two trading days after April 11, 2005, which is $53.54. However, the actual purchase price will fluctuate with the market price of Medco’s common stock until the effective time of the merger. Using the April 11, 2005 adjusted conversion ratio, a $1.00 increase or decrease will result in an approximate $26.7 million increase or decrease in the total purchase price, respectively.

Under the purchase method of accounting, the combined company will allocate the purchase price paid by Medco to the fair value of the Accredo assets acquired and liabilities assumed. The pro forma purchase price allocation below is based on the balances disclosed in Accredo’s March 31, 2005 Form 10-Q. The pro forma purchase price allocation is preliminary as the transaction has not yet occurred. Therefore, the pro forma presentation presumes that the historical value of Accredo’s tangible assets and liabilities approximates their fair value. Additionally, the allocation of purchase price to acquired intangible assets is preliminary and subject to the final outcome of management analyses, with the assistance of valuation advisors, to be conducted as of the completion of the merger. The residual amount of the purchase price after preliminary allocation to identifiable intangibles has been allocated to goodwill. The actual amounts recorded when the merger is completed may differ materially from the pro forma amounts presented as follows (in millions):

Tangible assets acquired:
Current assets	$694.5
Property and equipment, net	45.4
Other noncurrent assets	7.7
Deferred debt costs	4.3

Total tangible assets acquired	751.9
Value assigned to intangible assets acquired	700.0
Liabilities assumed	(609.6)
Deferred tax liability related to acquired intangible assets	(277.8)

Total assets acquired in excess of liabilities assumed	$564.5
Goodwill	1,947.5

Total purchase price	$2,512.0

PRO FORMA ADJUSTMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A) Alignment of Historical Results of Accredo with Medco’s Fiscal Year. Given the fact that Medco had a fiscal year end of December 25, 2004 and Accredo had a fiscal year end of June 30, 2004, Accredo’s historical results have been aligned to match Medco’s fiscal year. Actual results reported by Accredo for the period used to compute the pro forma amounts for the year ended December 25, 2004 were as follows (in millions):

	Year Ended December 31, 2004
	Fiscal Year Ended June 30, 2004	Subtract: Six Months Ended Dec. 31, 2003	Add: Six Months Ended Dec. 31, 2004	Calendar Year Ended Dec. 31, 2004	Presentation Re-classifications		Accredo
Product net revenues	$1,475.0	$704.3	$903.3	$1,674.0	$—		$1,674.0
Service revenues	38.7	18.9	19.2	39.0	—		39.0
Equity in net income of joint ventures	3.1	1.6	1.2	2.7	(2.7	)(3)	—

Total revenues	1,516.8	724.8	923.7	1,715.7	(2.7)		1,713.0

Cost of operations:
Cost of product net revenues	1,197.8	568.8	756.8	1,385.8	27.8	(1)	1,413.6
Cost of service revenues	—	—	—	—	—		—

Total cost of revenues	1,197.8	568.8	756.8	1,385.8	27.8		1,413.6
Selling, general and administrative expenses	138.5	69.0	78.1	147.6	9.8	(1)	157.4
Amortization of intangibles	—	—	—	—	4.8	(2)	4.8
Interest and other (income) expense, net	—	—	—	—	14.6	(3)	13.5
					1.6	(3)
					(2.7	)(3)
Bad debts	29.8	14.4	12.4	27.8	(27.8	)(1)	—
Depreciation and Amortization	12.9	6.1	7.8	14.6	(9.8	)(1)	—
					(4.8	)(2)

Total cost of operations	1,379.0	658.3	855.1	1,575.8	13.5		1,589.3

Interest expense, net	8.1	4.4	10.9	14.6	(14.6	)(3)	—
Minority interest in income of consolidated joint venture	2.3	1.1	0.4	1.6	(1.6	)(3)	—

Income before provision for income taxes	127.4	61.0	57.3	123.7	—		123.7
Provision for income taxes	49.1	23.6	22.1	47.6	—		47.6

Net income	$78.3	$37.4	$35.2	$76.1	$—		$76.1

(1)	Depreciation expense has been reclassified to selling, general and administrative expenses. This represents the selling, general and administrative expense portion of depreciation expense. There also is a component of depreciation expense in cost of product net revenues. Additionally, bad debt expense has been reclassified to cost of product net revenues. These reclassifications have been made to conform to Medco’s presentation and have no impact on Accredo’s results of operations.
(2)	Intangible amortization, which Accredo has historically included in amortization expense, has been reclassified to conform to Medco’s presentation. This reclassification had no impact on Accredo’s results of operations.
(3)	Equity in net income of joint ventures and minority interest in income of consolidated joint venture and interest expense, net have been reclassified to interest and other (income) expense, net to conform to Medco’s presentation. This reclassification had no impact on Accredo’s income before provision for income taxes.

The number of basic and diluted shares of Accredo common stock used to compute earnings per share for the twelve months ended December 31, 2004 represents the mathematical average of the quarterly amounts reported by Accredo for each fiscal quarter in the fiscal year.

(B) Intercompany Transactions. To eliminate Medco’s cost of revenue and Accredo’s revenue, as well as Medco’s accounts payable and Accredo’s accounts receivable, for transactions associated with the current contract between the companies for the year ended December 25, 2004 and the three months ended March 26, 2005. There is no intercompany profit in inventory that needs to be eliminated at December 25, 2004 and March 26, 2005.

(C) Intangible Assets. The preliminary allocation of purchase price to identifiable intangible assets is as follows:

Estimated Fair Value (in millions)
Manufacturer relationships	$250
Payor relationships	210
Patient relationships	40
Trade names	200

Total	$700

The preliminary weighted average estimated useful life of the $700 million of identifiable intangible assets is 14 years based on the weighted average useful life of the above components. The pro forma adjustment to the intangible amortization reflects the impact of the merger as follows (in millions):

	Year Ended December 25, 2004	Three Months Ended March 26, 2005
Elimination of historical Accredo intangible amortization expense	$(4.8)	$(1.2)
Amortization of identifiable intangible asset over 14 year estimated life	50.0	12.5

Total pro forma adjustment	$45.2	$11.3

For the purposes of the Unaudited Pro Forma Condensed Combined Statements of Income, Medco has assumed that the value and useful life of each of the identifiable intangible assets recorded as if the transaction were completed on December 28, 2003 would be identical to those which Medco would have recorded at March 26, 2005. The purchase price allocation for identifiable intangible assets is preliminary and was made only for the purpose of presenting the pro forma combined financial information.

In accordance with Statement of Financial Accounting Standards No. 141, Medco will perform a detailed analysis of the fair value of the assets acquired and liabilities assumed resulting from the acquisition of Accredo for purpose of allocating the purchase price. Medco has retained independent valuation advisors to conduct analyses of the assets acquired and liabilities assumed to assist Medco with the purchase price allocation.

(D) Transaction Debt and Interest Expense. Based on the cash balances reported by Medco and Accredo at March 26, 2005 and March 31, 2005, respectively, as well as the working capital requirements of the combined company, funding the cash necessary to close the merger would have required incurring additional indebtedness. In the pro forma financial statements, Medco has assumed that this borrowing would be made through a restructuring of the current debt outstanding and additional debt.

With respect to Medco’s and Accredo’s outstanding debt and debt agreements, the pro forma presentation assumes the following:

•

Medco’s existing term loan, with a balance $500.0 million principal ($100.0 million included in current portion of long-term debt) outstanding at March 26, 2005, is expected to be extinguished with the expected establishment of a new $750 million five year floating rate term loan at a rate of LIBOR plus 75 basis points. The planned paydown schedule is expected to be $19 million at the end of each calendar quarter with the balance due at the end of five years;

•	Accredo’s existing senior credit facility and other subordinated debt, with a balance of approximately $348.7 million ($4.6 million included in current portion of debt) outstanding at March 31, 2005, is expected to be terminated and repaid;

•	Medco’s accounts receivable financing facility is expected to be drawn down by approximately $450.0 million at a rate of Commercial Paper plus 42.5 basis points;

•	Medco’s revolving credit facility is expected to be replaced with a new revolving credit facility, increased to $500.0 million, and approximately $46.1 million is expected to be drawn down at a rate of LIBOR plus 75 basis points; and

•	Medco’s 7.25% senior notes due 2013 are expected to remain outstanding.

Actual amounts to be borrowed in connection with funding of the completion of the merger, if any, may differ significantly from the pro forma amounts used to derive the amount to be borrowed, the related debt issuance costs and the pro forma adjustments to interest expense. Factors which may influence the actual amount borrowed include, but are not limited to: (1) the cash flows of Medco and Accredo from the pro forma balance sheet date through the completion of the merger, (2) the actual purchase price paid, (3) amounts of borrowing capacity under, and interest rates applicable to, available funding sources and (4) the availability of alternative sources of funds. Additionally, the actual interest rate applicable to borrowings made in connection with the merger will bear interest at a rate based on the then current creditworthiness of the combined company and prevailing market conditions on the date of the merger.

Sources of funds:
Medco cash	$636.8
Accredo cash	78.2

Cash available for purchase	$715.0

New term loan	750.0
Accounts receivable financing facility	450.0
Revolving credit facility	46.1

Cash from new borrowings	$1,246.1

Total funds	$1,961.1

Uses of funds:
Total cash purchase price	$1,089.9
Accredo debt extinguishment	348.7
Medco term loan extinguishment	500.0
Medco transaction costs	13.0
Accredo transaction costs	7.0
New debt issuance costs	2.5

Total	$1,961.1

The pro forma adjustment to the interest expense reflects the impact of the merger and the debt restructuring as follows (in millions):

	Year Ended December 25, 2004	Three Months Ended March 26, 2005
Elimination of historical Accredo interest expense	$(14.6)	$(4.4)
Elimination of historical Medco term loan interest expense	(30.0)	(5.9)
Interest expense related to $1,246.1 million in borrowings	43.2	11.3

Total pro forma adjustment	$(1.4)	$1.0

For the year ended December 25, 2004 the $30.0 million of historical Medco term loan interest expense includes $5.9 million from a deferred debt cost write-off related to a restructuring of the term loans in the first fiscal quarter of 2004. A  1/8% change in the interest rate used to compute the pro forma interest expense adjustments would result in a $1.5 million and $0.4 million adjustment to the pro forma interest expense for the year ended December 25, 2004 and three months ended March 26, 2005 pro forma annual interest expense, respectively.

(E) Income Taxes. The pro forma adjustment to provision for income taxes (38.8% for the year ended December 25, 2004 and 39.4% for the three months ended March 26, 2005) represents the application of Medco’s and Accredo’s statutory tax rates to each company’s respective share of the pro forma adjustments impacting pretax income.

(F) Average Number of Shares of Accredo Common Stock Outstanding. Both the basic and diluted average number of shares of Accredo common stock outstanding have been adjusted to reflect the impact of the merger by applying the conversion number to amounts historically reported by Accredo.

(G) Debt Restructuring. As part of the pro forma presentation a debt restructuring is assumed whereby the Medco term loan of $500.0 million outstanding at March 26, 2005, and the Accredo outstanding debt of $348.7 million at March 31, 2005, will be terminated and repaid. In order to fund the cash necessary to close the transaction, Medco has assumed cash funding of $1,243.6 million from additional debt consisting of a new $750.0 million term loan, $450.0 million under the existing accounts receivable facility, $46.1 million under the new revolving credit facility, net of $2.5 million of associated debt issuance costs. The accounts receivable facility is collateralized by Medco’s pharmaceutical manufacturer accounts receivable.

Deferred debt costs associated with the Medco term loan of $500.0 million and revolving credit facility at March 26, 2005 equaled $3.7 million ($1.2 million included in prepaid expenses and other, and $2.5 million included in other noncurrent assets). These deferred debt costs ($2.3 million, net of tax) are assumed to be written off against retained earnings on the Unaudited Pro Forma Condensed Combined Balance Sheet. Additional deferred debt costs associated with the presumed new term loan of $750.0 million and the new revolving credit facility at March 26, 2005 equals $2.5 million ($0.5 million included in prepaid expenses and other, and $2.0 million included in other noncurrent assets).

(H) Transaction Fees. Various transaction fees and other costs, estimated to total approximately $13.0 million, have been or are expected to be incurred by Medco in connection with the merger and will be considered part of the purchase price (and have been reflected as such). These costs are estimated to be as follows (in millions): Investment banking—$10.0 million, Legal—$1.7 million and Other—$1.3 million.

Various transaction fees and other costs, estimated to total approximately $7.0 million ($4.2 million net of tax), have been or are expected to be incurred by Accredo in connection with the merger and will be expensed. The actual amounts incurred for the three months ended March 2005 are not considered significant. The estimated transaction fees and other costs of $7.0 million have not been included in the pro forma condensed combined statement of income and are assumed to be written off against the retained earnings in the Unaudited Pro Forma Condensed Combined Balance Sheet. These costs are estimated to be as follows (in millions): Investment banking—$5.5 million, Legal—$1.0 million and Other—$0.5 million.

(I) Elimination of Historical Accredo Amounts. Under the purchase method of accounting, the historical goodwill (approximately $554.0 million), other intangible assets (approximately $14.1 million), associated deferred tax liability (approximately $24.1 million) and deferred financing costs (included in other intangible assets, approximately $4.3 million) recorded by Accredo, as well as the historical stockholders’ equity of Accredo, will be eliminated upon the completion of the merger. Intangible assets will be reevaluated as described in Note (B) above, and the total stockholders’ equity of the combined company will be increased over the pre-merger Medco amounts by the fair value of the equity consideration received by Accredo stockholders. As a result of the debt restructuring, the deferred debt costs of approximately $4.3 million ($2.6 million, net of tax) are assumed to be written off against the retained earnings on the Unaudited Pro Forma Condensed Combined Balance Sheet.

(J) Purchase Price Allocation Goodwill and Related Adjustments. Under the purchase method of accounting, the combined company will allocate the purchase price paid by Medco to the fair value of the Accredo tangible and intangible assets acquired and liabilities assumed. The pro forma purchase price allocation is preliminary as the transaction has not yet taken place. Therefore, the pro forma presentation assumes that the historical value of Accredo’s tangible assets and liabilities approximates fair value. Additionally, the allocation of purchase price to acquired intangible assets is preliminary and subject to the final outcome of management analyses to be conducted upon the completion of the merger. The residual amount of the purchase price has been allocated to goodwill. The actual amounts recorded when the merger is completed may differ materially from the pro forma amounts presented herein.

The preliminary pro forma purchase price allocation is summarized as follows (in millions):

Excess of Accredo tangible assets acquired over liabilities assumed at March 26, 2005	$142.3
Identifiable intangible assets acquired, net (see Note (C))	700.0
Deferred tax liability for non-deductible identifiable intangible assets	(277.8)
Goodwill	1,947.5

Total Purchase Price	$2,512.0

(K) Fair Value of Stock Options. At the effective time of the merger, each outstanding option to purchase shares of Accredo common stock under Accredo’s stock plans, whether vested or unvested, will fully vest (if unvested) and will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Accredo option, a number of shares of Medco common stock. The conversion will be based on the formula described in the “The Merger Agreement—Merger Consideration—Accredo Stock Options and Other Stock-Based Awards” on page 68.

The fair value of the options issued to Accredo option holders represents an additional cost incurred by Medco to acquire Accredo. The aggregate fair value of these options, for the purposes of the pro forma balance sheet, was calculated using the following assumptions as inputs to the Black-Scholes option valuation formula:

Weighted average expected term (years)	0.66
Weighted average risk-free interest rate	3.24%
Weighted average expected volatility	35%
Weighted average per-share fair value	$24.41
Number of shares underlying options * (in millions)	4.6
Aggregate fair value—allocated to purchase price (in millions)	$112.0

*	Computed using Accredo options outstanding at April 11, 2005, on a post-conversion basis.

These amounts are preliminary, and the actual amounts to be recorded upon completion of the merger may be significantly different than the pro forma amounts. The aggregate fair value of the stock options following the merger will fluctuate with the market price of Medco’s common stock as well as with periodic changes to the other Black-Scholes assumptions.

(L) Represents the effect on current taxes payable for items written off to retained earnings on the Unaudited Condensed Combined Balance Sheet. It is comprised of Accredo transaction fees of $7.0 million (tax impact is $2.8 million), Medco deferred debt costs of $3.7 million (tax impact is $1.4 million) and Accredo deferred debt costs of $4.3 million (tax impact is $1.7 million).

(M) The preliminary estimated number of shares of Medco common stock to be issued in the merger is 24.2 million shares. The Unaudited Pro Forma Condensed Combined Balance Sheet assumes a fair value of Medco common stock of $53.54 per share at the time of the merger. The resulting effect on stockholders equity is $1,296.9 million reflected in additional paid-in-capital, and $0.2 million reflected in common stock.

INFORMATION ABOUT THE ACCREDO SPECIAL MEETING

You should read this section along with the information contained under the heading “Questions and Answers about the Merger and the Accredo Special Meeting”. Together they are intended to answer the questions you may have about how you may vote your shares of Accredo common stock at the Accredo special meeting.

Date, Time and Place of the Accredo Special Meeting

The Accredo special meeting is scheduled to be held at 10:00 a.m., central time, on Wednesday, August 17, 2005, at the Accredo offices at 7420 Goodlett Farms Parkway, Suite 110, Cordova, Tennessee 38016.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon adoption of the merger agreement. At the Accredo special meeting, Accredo stockholders also may consider and vote on any other business incident to the conduct of the special meeting that may properly come before the special meeting.

Record Date and Shares Entitled to Vote

Accredo stockholders of record at the close of business on June 30, 2005, the record date for the Accredo special meeting, are entitled to receive notice of and to vote on matters that come before the special meeting and any adjournments or postponements of the special meeting. However, an Accredo stockholder may only vote his or her shares if he or she is either present in person or represented by proxy at the Accredo special meeting. Each share of Accredo common stock that you own as of the record date entitles you to one vote. On June 30, 2005, there were 49,708,365 outstanding shares of Accredo common stock, held by approximately 1,043 holders of record. As of the record date, Accredo directors and executive officers and their affiliates owned approximately 2.3% of the outstanding shares of Accredo common stock.

Quorum; Vote Required; Abstentions and Broker Non-Votes

In accordance with Delaware law and Accredo’s by-laws, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Accredo common stock entitled to vote at the special meeting is necessary to constitute a quorum, which is required before any action can be taken at the special meeting. The affirmative vote of the holders of a majority of the outstanding shares of Accredo common stock is required to adopt the merger agreement.

The shares of Accredo common stock represented by proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement, if either:

•	an Accredo stockholder returns a properly executed proxy card and has abstained from voting on the adoption of the merger agreement; or

•	an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on whether to approve the adoption of the merger agreement.

Because the affirmative vote required to adopt the merger agreement is based upon the total number of shares of Accredo common stock outstanding, abstentions and broker non-votes by Accredo stockholders will have the same effect as a vote against approval of the adoption of the merger agreement.

Voting of Proxies

All Accredo stockholders may vote by mail. Registered Accredo stockholders who own their shares in their own name and most beneficial Accredo stockholders who own shares through a bank or broker also may vote by telephone or the Internet. If one of these options is available to you, Accredo strongly encourages you to use it because it is faster and less costly. Registered Accredo stockholders can vote by telephone or on the Internet by following the instructions on the enclosed proxy card. (The website address is for information only and is not intended to be an active link or to incorporate any website information into this document.) Please have your proxy card in hand when calling or going online. To vote by mail, please sign, date and mail your proxy card in the envelope provided. If no instructions are indicated on a properly executed proxy card, the shares of Accredo common stock will be voted FOR approval of the adoption of the merger agreement.

If you own your Accredo shares through a bank or broker, you should follow the separate instructions it provides you. Although most banks and brokers offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements.

Attendance of the Accredo Special Meeting in Person

In order to attend the special meeting, you must come to the Accredo offices at 7420 Goodlett Farms Parkway, Suite 110, Cordova, Tennessee 38016 at 10:00 a.m., central time, on Wednesday, August 17, 2005. If you attend the meeting, you may be asked to present valid government-issued photo identification, such as a driver’s license or passport, before being admitted. If your shares are held in the name of your bank, broker or other nominee, you need to bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on June 30, 2005, the record date for voting. Cameras, recording devices and other electronic devices will not be permitted, and attendees may be subject to security inspections or other security precautions.

If you attend the special meeting in person, you may request a ballot when you arrive. You may revoke a previously submitted proxy by voting at the special meeting.

Other Business; Adjournments

Accredo is not currently aware of any other business to be acted upon at the Accredo special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment of the special meeting, the person named as your proxy will have discretion to vote or act on those matters according to his or her best judgment, which includes the discretion to adjourn the meeting.

Adjournments of the special meeting may be made, among other reasons, to solicit additional proxies. In the absence of a quorum at the Accredo special meeting, any officer entitled to preside at, or act as secretary of, the meeting will have the power to adjourn the meeting from time to time until a quorum will be constituted, without notice other than announcement at the special meeting. Accredo does not currently intend to seek an adjournment of the special meeting.

Expenses of Solicitation

Accredo and Medco will share the expenses incurred in connection with printing and mailing this document. Accredo will pay its own costs in connection with its solicitation of proxies. In addition to the mailing of this document, proxies may be solicited by directors, officers or employees of Accredo in person or by telephone or electronic transmission. Accredo has hired Georgeson Shareholder to assist it in the distribution of proxy statements and the solicitation of proxies. Accredo will pay a fee of $9,000, plus expenses, for these services. The extent to which these proxy soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should submit your proxy, without delay.

Householding

In accordance with a notice sent to eligible Accredo stockholders that share a single address, Accredo is sending only one set of proxy materials, which includes a proxy card for each household member, to that address unless Accredo receives instructions to the contrary from any Accredo stockholder at that address. This practice, known as householding, is used to reduce Accredo’s printing and postage costs.

Board Recommendation

Accredo’s board of directors has approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by it are advisable, fair to and in the best interests of the stockholders of Accredo. This approval was unanimous by the members of the Accredo board of directors present at the meeting. Accordingly, Accredo’s board of directors recommends that Accredo stockholders vote FOR the adoption of the merger agreement.

DESCRIPTION OF MEDCO CAPITAL STOCK

The following description of the material terms of the capital stock of Medco does not purport to be complete and is qualified in its entirety by reference to the amended and restated certificate of incorporation and amended and restated by-laws of Medco, which documents are incorporated by reference as exhibits to the registration statement of which this document is a part, and to the applicable provisions of the DGCL.

The authorized capital stock of Medco currently consists of 1,000,000,000 shares of Medco common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, which is referred to as Medco preferred stock in this document. As of the close of business on June 30, 2005, there were 279,950,546 shares of Medco common stock outstanding, with no additional shares issued and held in treasury. There are no shares of Medco preferred stock outstanding as of the date of this document.

Medco Common Stock

The holders of Medco common stock are entitled to one vote per share for each share held of record on all matters voted on, including the election of directors, and are entitled to participate equally in dividends when and as such dividends may be declared by the Medco board of directors out of funds legally available therefor. As a Delaware corporation, Medco is subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of Medco, holders of Medco common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of Medco’s indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of Medco preferred stock. The holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of Medco common stock are, and the shares of Medco common stock to be issued in the merger will be, validly issued, fully paid and non-assessable.

The transfer agent and registrar for Medco common stock is The Bank of New York.

Medco Preferred Stock

The Medco board of directors is permitted, without approval of Medco stockholders, to issue shares of preferred stock in one or more series, on one or more occasions, subject to the maximum number of shares authorized in Medco’s certificate of incorporation. Medco’s board of directors is authorized to fix the designation and powers, preferences and rights and the qualifications, limitations and restrictions of the shares of each series of preferred stock that Medco issues.

For each series of preferred stock, Medco’s board of directors is able to specify the following:

•	the number of shares of the series;

•	the rate of any dividends;

•	whether any dividends shall be cumulative or non-cumulative;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of Medco;

•	the terms of any redemption right;

•	the terms of any conversion or exchange right;

•	any voting rights, in addition to voting rights provided by law; and

•	other terms and provisions permitted by law.

Medco Equity Compensation Plans

As of December 25, 2004, the last day of Medco’s fiscal 2004, there were 24,076,280 shares to be issued upon exercise of outstanding options, warrants and rights under equity compensation plans approved by Medco’s stockholders. Of such amount, 24,029,710 stock options were then exercisable under Medco’s 2002 Stock Incentive Plan, at a weighted exercise price of $28.81, and 46,570 stock options were then exercisable under Medco’s Employee Stock Purchase Plan, at a weighted exercise price of $40.08.

As of December 25, 2004, there were 26,276,026 shares remaining available for future issuance under Medco’s equity compensation plans.

No Stockholder Rights Plan

Medco currently does not have a stockholder rights plan.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Accredo stockholders are currently governed by the DGCL, the amended and restated certificate of incorporation of Accredo, as amended (which is referred to in this document as the certificate of incorporation of Accredo), and the amended and restated by-laws of Accredo (which are referred to in this document as the by-laws of Accredo). The rights of Medco stockholders are currently governed by the DGCL, the second amended and restated certificate of incorporation of Medco (which is referred to in this document as the certificate of incorporation of Medco) and the amended and restated by-laws of Medco (which are referred to in this document as the by-laws of Medco). Like all Medco stockholders, the rights of Accredo stockholders who become stockholders of Medco upon completion of the merger will be governed by the DGCL and the certificate of incorporation and by-laws of Medco.

This section summarizes the material provisions of the DGCL and the material differences between Accredo’s certificate of incorporation and by-laws, on the one hand, and Medco’s certificate of incorporation and by-laws, on the other hand.

This section does not include a complete description of all differences among the rights of Accredo and Medco stockholders, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist.

You are urged to carefully review the relevant provisions of the DGCL and the certificate of incorporation and by-laws of each of Accredo and Medco. Copies of the certificates of incorporation and by-laws of Accredo and Medco are available to you on the Internet or upon request. See “Where You Can Find More Information” on page 120.

Classes and Series of Capital Stock

Accredo. The authorized capital stock of Accredo consists of:

•	100,000,000 shares of Accredo common stock, having a par value of $0.01 per share; and

•	5,000,000 shares of Accredo preferred stock, having a par value of $1.00 per share.

Medco. The authorized capital stock of Medco consists of:

•	1,000,000,000 shares of Medco common stock, having a par value of $0.01 per share; and

•	10,000,000 shares of Medco preferred stock, having a par value of $0.01 per share.

Annual Meeting of Stockholders

The DGCL provides that annual meetings of stockholders of a corporation shall be held for the election of directors and the transaction of other proper business on a date and at a time designated by or in the manner provided in the by-laws of the corporation. The DGCL also requires notices of stockholders meetings to be sent to all stockholders of record entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting, except with regard to a meeting where the stockholders are asked to vote upon a business combination or a sale of all or substantially all of the corporation’s assets, in which case notice shall be delivered not less than twenty nor more than sixty days before the date of the meeting, with certain exceptions.

The DGCL also provides that if, for a period of thirty days after the date designated by the by-laws for the annual meeting of stockholders, or, if no date has been designated, for a period of thirteen months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, there is a failure to hold an annual meeting or to take action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Accredo. The by-laws of Accredo provide that the annual meeting of stockholders for the election of directors and the transaction of other business shall be held on such date and at such place as may be designated by the board of directors. The by-laws of Accredo also provide that written notice of each meeting of stockholders, whether annual or special, shall be given not less than ten days or more than sixty days before the date on which the meeting is to be held, to each stockholder of record entitled to vote at the meeting.

Medco. The by-laws of Medco provide that an annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the board of directors from time to time. The by-laws of Medco also provide that written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Special Meetings of Stockholders

The DGCL provides that a special meeting of stockholders may be called only by the board of directors or by any persons authorized in the certificate of incorporation or the by-laws.

Accredo. The by-laws of Accredo provide that a special meeting of the stockholders, or of any class thereof entitled to vote, for any purpose or purposes, may be called at any time by the chairman of the board of directors, if any, or the chief executive officer or by order of the board of directors and shall be called by the secretary upon the written request of stockholders holding of record not less than two-thirds of the outstanding shares of stock entitled to vote at such meeting. Such written request shall state the purpose or purposes for which such meeting is to be called. The only business which may be conducted at such a meeting, other than procedural matters and matters relating to the conduct of the meeting, shall be the matter or matters described in the notice of the meeting.

Medco. The certificate of incorporation of Medco provides that special meetings of stockholders of any class or series of capital stock for any purpose or purposes may be called only by the chairman of the board of directors, the president, the chief executive officer or a majority of the board of directors pursuant to a resolution stating the purpose or purposes thereof. The certificate of incorporation of Medco specifically denies any power of stockholders to call a special meeting, and no business other than that stated in the notice shall be transacted at any special meeting. The by-laws of Medco provide that each special meeting of stockholders shall be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

Quorum of Stockholders

The DGCL provides that a quorum consists of a majority of shares entitled to vote present in person or represented by proxy at a meeting of stockholders, unless the charter or by-laws provide otherwise, provided that a quorum may be no less than one-third of the outstanding shares entitled to vote at a meeting of stockholders.

Accredo. The by-laws of Accredo provide that at each meeting of the stockholders, the holders of record of a majority of the issued and outstanding stock entitled to vote at such meeting, present in person or by proxy, shall constitute a quorum for the transaction of business, except where otherwise provided by law, the certificate of incorporation or the by-laws. In the absence of a quorum, any officer entitled to preside at, or act as secretary of, such meeting shall have the power to adjourn the meeting from time to time until a quorum shall be constituted.

Medco. The by-laws of Medco provide that at each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or the by-laws, the holders of one-third of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum of the holders of any class of stock entitled to vote on a matter, the chairman of the meeting may, or the holders of such class so present or represented, acting by majority vote, may, adjourn the meeting of such class from time to time until a quorum of such class shall be so present or represented.

Stockholder Action Without a Meeting

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

Accredo. The certificate of incorporation of Accredo provides that any action required by law, Accredo’s certificate of incorporation or by-laws to be taken at a meeting of stockholders may be taken without a meeting only if a consent in writing setting forth the action so taken shall be signed by all stockholders entitled to vote on the action.

Medco. The certificate of incorporation of Medco provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Stockholder Nominations and Proposals

Accredo. The by-laws of Accredo provide that nominations of candidates for election as directors at any annual or special meeting of stockholders may be made:

•	by, or at the direction of, a majority of the board of directors; or

•	by any stockholder of record entitled to vote at such meeting.

Nominations of directors by stockholders shall be made pursuant to timely notice in writing to the secretary. To be timely, a stockholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of Accredo not less than 60 days nor more than 90 days prior to the date of the scheduled annual or special meeting, regardless of postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if less than 70 days’ notice or prior public disclosure of the date of the scheduled annual or special meeting is given or made, notice by the stockholder to be timely must be so delivered or received no later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual or special meeting was mailed or the day on which such public disclosure was made.

To be in proper form, such stockholder’s notice shall set forth:

•	as to the person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business address and residence address of such person;

•	the principal occupation or employment of such person;

•	the class and number of shares of Accredo’s equity securities which are beneficially owned by such person on the date of such stockholder notice; and

•	any other information relating to such person that would be required to be disclosed pursuant to Regulation 13D under the Exchange Act in connection with the acquisition of shares, and pursuant to Regulation 14A under the Exchange Act, in connection with the solicitation of proxies with respect to nominees for election as directors; and

•	as to the stockholder giving the notice:

•	the name and address, as they appear on Accredo’s books, of such stockholder and any other stockholder who is a record or beneficial owner of any equity securities of Accredo and who is known by such stockholder to be supporting such nominee(s); and

•	the class and number of shares of Accredo’s equity securities which are beneficially owned and owned of record by such stockholder on the date of such stockholder notice and the number of shares of Accredo’s equity securities beneficially owned and owned of record by any person known by such stockholder to be supporting such nominee(s) on the date of such stockholder notice.

A majority of the directors may reject any nomination by a stockholder not timely made in accordance with the requirements set forth above if such deficiency is not cured as provided in the by-laws of Accredo.

The by-laws of Accredo also provide that, at an annual or special meeting of stockholders, only such new business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the annual or special meeting:

•	by, or at the direction of, the majority of the board of directors; or

•	by any stockholder upon timely notice thereof in writing to the secretary. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of Accredo not less than 60 days nor more than 90 days prior to the scheduled annual or special meeting, regardless of any postponement, deferrals or adjournments of that meeting to a later date; provided, however, that if less than 70 days’ notice or prior public disclosure of the date of the scheduled annual or special meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual or special meeting was mailed or the day on which such public disclosure was made.

A stockholder’s notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual or special meeting:

•	a brief description of the proposal desired to be brought before the annual or special meeting and the reasons for conducting such business at the annual or special meeting;

•	the name and address, as they appear on Accredo’s books, of the stockholder proposing such business and any other stockholder who is the record or beneficial owner of any equity security of Accredo known by such stockholder to be supporting such proposal;

•	the class and number of shares of Accredo’s equity securities which are beneficially owned and owned of record by the stockholder giving the notice on the date of such stockholder notice and by any other record or beneficial owners of Accredo’s equity securities known by such stockholder to be supporting such proposal on the date of such stockholder notice; and

•	any financial or other interest of the stockholder in such proposal.

A majority of the directors may reject any stockholder proposal not timely made in accordance with the terms set forth above if such deficiency is not cured as provided in the by-laws of Accredo.

Medco. The by-laws of Medco establish procedures that must be followed for a stockholder to submit a proposal to be considered and voted on by the stockholders of Medco at its annual meeting of stockholders and a substantially similar procedure to be followed for the nomination and election of directors. The stockholder must have given timely notice in writing to the secretary and any proposal must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of Medco not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting;

provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by Medco. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice of a nomination or proposed action as described above.

To be in proper form, such stockholder’s notice shall set forth:

•	as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in a solicitation of proxies subject to Rule 14a-12(c) of Regulation 14A under the Exchange Act, or that is otherwise required pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named as a nominee and to serving as a director if elected;

•	as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of any of such stockholder’s affiliates and of any person who is the beneficial owner, if any, of such stock; and

•	as to the stockholder giving the notice and each beneficial owner, if any, of such stock:

•	the name and address of such stockholder, as they appear on Medco’s stock ownership records;

•	the name and address of each beneficial owner of such stock; and

•	the class and number of shares of capital stock of Medco which are owned of record or beneficially by each such person.

The by-laws of Medco also provide that nominations of persons for election to the board of directors at a special meeting of stockholders at which directors are to be elected pursuant to Medco’s notice of meeting may be made only:

•	by or at the direction of the board of directors; or

•	provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder who is a stockholder of record at the time of giving the notice of the meeting, who shall be entitled to vote. Any such stockholder must give notice of the nomination to the secretary at the principal executive offices of Medco containing the information for a nomination to be made by a stockholder at an annual meeting of stockholders, not later than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice of a nomination.

Access to Corporate Records, Financial Statements and Related Matters

The DGCL provides that any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during usual business hours to inspect for any proper purpose, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, its other books and records and a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records or the corporation could obtain such records through the exercise of control over such subsidiary, with certain limitations.

Accredo. Neither the certificate of incorporation nor the by-laws of Accredo contain any express provision regarding access to corporate records and stockholders list, so the default rule described above applies.

Medco. Neither the certificate of incorporation nor the by-laws of Medco contain any express provision regarding access to corporate records and stockholders list, so the default rule described above applies.

Amendments to Certificate of Incorporation

Under the DGCL, after a corporation has received payment for its capital stock, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation requires a declaration by the board of directors of the amendment’s advisability and, except with respect to a certificate of designations or a short form merger of a 90%-owned subsidiary, an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote and a majority of the voting power of the outstanding stock of each class entitled to vote.

Accredo. The certificate of incorporation of Accredo provides that Accredo reserves the right at any time and from time to time to amend, alter, change or repeal any provisions contained in the certificate of incorporation. Any such amendment, alteration, change or repeal shall require the affirmative vote of both (a) a majority of the members of the board of directors and (b) a majority of the voting power of all of the outstanding shares of capital stock then entitled to vote at an election of directors. The affirmative vote of the holders of not less than two-thirds of all of the outstanding shares of capital stock then entitled to vote at an election of directors shall be required to alter, amend or adopt any provision inconsistent with or repeal Article V (Stockholder Action), VI (Board of Directors), VIII (Indemnification) or this provision of the certificate of incorporation.

Medco. The certificate of incorporation of Medco does not contain any express provision regarding amendments to the certificate of incorporation as a whole, so the default rule described above applies. The certificate of incorporation of Medco does provide, however, that:

•	no amendment, modification or repeal of Article IX (Limitation of Personal Liability of Directors) of the certificate of incorporation shall adversely affect any right or protection of a director with respect to events occurring prior to such amendment, modification or repeal;

•	Article X (Certain Transactions with Merck & Co., Inc). may not be amended, modified or repealed except by the affirmative vote of the holders of not less than 80% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, considered as a single class.

By-Law Amendments

Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation rests concurrent power in the board of directors.

Accredo. The certificate of incorporation and by-laws of Accredo provide that the by-laws may be amended, altered, changed or repealed and new by-laws may be adopted:

•	at any annual or special meeting of stockholders by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat; provided, however, that any proposed amendment, alteration, change or repeal of, or the adoption of any by-laws by such vote of the stockholders that is inconsistent with, Sections 3 (Special Meetings), 4 (Notice of Meetings), 11 (Nomination of Directors) or 12 (New Business) of Article II or Section 3 (Number of Directors) of Article III of the by-laws shall require the affirmative vote of the holders of not less than two-thirds of the voting power of all of the capital stock then outstanding, and provided, further, that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed amendment, alteration, change, repeal or adoption of the new by-laws must be contained in the notice of such special meeting; or

•	by the affirmative vote of a majority of the board of directors; provided, however, that the stockholders entitled to vote may prescribe that any by-laws adopted by the stockholders may not be amended, altered, changed or repealed by the board of directors; and provided, further, that no by-laws shall invalidate any prior act of the directors that would have been valid if such new by-laws had not been adopted.

Medco. The certificate of incorporation and by-laws of Medco provide that the by-laws may be amended or repealed, and new by-laws adopted, by the board of directors, but the stockholders entitled to vote may adopt additional by-laws and may amend or repeal any by-laws whether or not adopted by them at a meeting duly called for that purpose by an affirmative vote of the holders of not less than 80% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors, considered as a single class.

Vote on Mergers, Consolidations, Sales or Leases of Assets or Certain Other Transactions

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by a majority of the outstanding stock of the corporation entitled to vote. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding stock of a corporation surviving a merger if:

•	the merger agreement does not amend in any respect its certificate of incorporation;

•	each share of its stock outstanding prior to the merger will be an identical outstanding or treasury share of stock following the merger; and

•	the merger will not result in the issuance of shares representing more than 20% of the surviving corporation’s common stock outstanding immediately prior to the merger.

Stockholder approval is not required for either the acquired or, in most cases, the acquiring corporation in a merger if the corporation surviving the merger is at least the 90% parent of the acquired corporation. If the 90% parent is not the surviving corporation, however, the vote of at least a majority of the parent’s outstanding stock entitled to vote is required to approve the merger. No vote of the holders of the subsidiary’s outstanding stock is required in these circumstances. In addition, unless required by its certificate of incorporation, approval of the holders of a corporation will not be required to approve a holding company reorganization of the corporation pursuant to the merger of that corporation with or into a single direct or indirect wholly-owned subsidiary of that corporation, if the merger complies with certain provisions of the DGCL applicable to “holding company” mergers.

Accredo. Neither the certificate of incorporation nor by-laws of Accredo contain any express provision regarding votes on mergers, consolidations or sales or leases of assets, so the default rules described above apply.

Medco. Neither the certificate of incorporation nor by-laws of Medco contain any express provision regarding votes on mergers, consolidations or sales or leases of assets, so the default rules described above apply.

Preemptive Rights

The DGCL provides that no stockholder of a corporation incorporated after July 3, 1967 has any preemptive rights to purchase additional securities of a corporation unless the corporation’s certificate of incorporation expressly grants those rights.

Accredo. Neither the certificate of incorporation nor by-laws of Accredo contains any express provision regarding preemptive rights, so the default rule described above applies.

Medco. Neither the certificate of incorporation nor by-laws of Medco contains any express provision regarding preemptive rights, so the default rule described above applies.

Dividends

Under the DGCL, a board of directors may authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the corporation’s certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

Accredo. The certificate of incorporation of Accredo provides that the holders of shares of common stock shall be entitled to receive such dividends as from time to time may be declared by the board of directors subject to the provisions of any outstanding preferred stock. (Currently there are no shares of Series A preferred stock outstanding). The by-laws of Accredo provide that the board of directors may, out of funds legally available therefore, at any regular or special meeting declare dividends upon the capital stock of Accredo as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of Accredo available for dividends such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the board of directors shall deem conducive to the interests of Accredo.

Medco. The certificate of incorporation and by-laws of Medco do not provide any restrictions beyond the foregoing statutory provisions.

Appraisal Rights

The DGCL grants stockholders who dissent from a merger or consolidation of a corporation the right to demand and receive payment of the fair value of their stock as appraised by the Delaware Court of Chancery in certain circumstances. Stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either:

•	listed on a national securities exchange or designated as a Nasdaq national market security; or

•	held of record by more than 2,000 stockholders.

Those stockholders, however, will have appraisal rights if the merger agreement requires that they receive for their shares of stock anything other than:

•	stock of the surviving corporation;

•	stock of another corporation which is either listed on a national securities exchange or designated as a Nasdaq National market security or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares; or

•	some combination of the above.

Accredo. The certificate of incorporation and by-laws of Accredo do not contain any provisions relating to appraisal rights.

Medco. The certificate of incorporation and by-laws of Medco do not contain any provisions relating to appraisal rights.

Number and Qualification of Directors

The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, that number may not be changed without amending the certificate of incorporation. The DGCL also permits the certificate of incorporation of a corporation or a by-law adopted by the stockholders to provide that directors be divided into one, two or three classes, with staggered terms of office usually of three years each. The DGCL also permits the certificate of incorporation to confer upon holders of any class or series of stock the right to elect one or more directors to serve for the terms and have the voting powers as are stated in the certificate of incorporation. The terms of office and voting powers of directors so elected may be greater or less than those of any other director or class of directors.

Furthermore, under the DGCL, a director need not be a stockholder unless the certificate of incorporation or by-laws so require.

Accredo. The certificate of incorporation of Accredo provides that the number of directors shall be not less than five or more than twelve. The exact number of directors shall be determined by resolution adopted by an affirmative vote of at least two-thirds of the total number of directors then in office. The certificate of incorporation of Accredo also provides that the directors shall be divided by the board of directors into three classes, designated class I, class II and class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors, with one class standing for election each year for a three-year term. A director shall be elected by a plurality of the votes cast by holders of shares of the class of stock represented at the annual meeting of stockholders at which the director stands for election and entitled to elect such director. If the number of directors is changed, any increase or decrease shall be apportioned by the board of directors among the classes so as to maintain the number of directors in each class as nearly equal as possible. In no case shall a decrease in the number of directors have the effect of shortening the term of an incumbent director. Each director shall serve until his or her successor is elected and qualified or until his or her earlier resignation, retirement, disqualification, removal from office or death.

Neither the certificate of incorporation nor the by-laws of Accredo contains a provision requiring that a director must be a stockholder.

Medco. The certificate of incorporation of Medco provides that the number of directors constituting the entire board of directors shall be not less than three or more than fifteen, as may be fixed from time to time by resolutions duly adopted by the board of directors. The directors shall be divided into three classes, designated class I, class II and class III, with one class standing for election each year for a three-year term. The number of directors in each of the classes shall be equal or as nearly equal as possible. Each director shall hold office until their successor has been duly elected and qualified or until their earlier resignation or removal. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

The by-laws of Medco state that directors need not be stockholders.

Filling Vacancies on the Board of Directors

Under the DGCL, unless otherwise provided in the certificate of incorporation or by-laws of a corporation, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. In the case of a classified board of directors, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which those directors have been chosen or until their successors have been duly elected and qualified. In addition, under the DGCL, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

Accredo. The certificate of incorporation of Accredo provides that a vacancy occurring on the board of directors, however occurring, whether by increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise, may be filled, until the next stockholder election of the class for which the director shall have been designated, by the affirmative vote of at least two-thirds of the total number of directors then remaining in office, though they may constitute less than a quorum of the board of directors.

Medco. The certificate of incorporation of Medco provides that newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director in office. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified or until his or her earlier resignation or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Removal of Directors

The DGCL provides that a director or directors of a corporation may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors, except that:

•	members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and

•	in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which the director is a part.

Accredo. The certificate of incorporation of Accredo provides that the entire board of directors or any individual director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors. Removal action may be taken at any stockholders’ meeting with respect to which notice of such purpose has been given, and a removed director’s successor may be elected at the same meeting to serve the unexpired term.

Medco. The certificate of incorporation of Medco provides that a director may be removed from office only for cause and by the affirmative vote of the holders of not less than 80% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors, considered as a single class.

Limitation of Personal Liability of Directors and Officers

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•	breach of the duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends, certain stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Accredo. The certificate of incorporation of Accredo provides that no person shall be personally liable to Accredo or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to Accredo or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Medco. The certificate of incorporation of Medco provides that a director of Medco shall not be liable to Medco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

Indemnification of Directors and Officers

The DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director or officer of the corporation against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.

Accredo. The certificate of incorporation of Accredo provides that each person who was or is made a party to or is otherwise involved in any action suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Accredo, or that he or she, being at the time a director or officer of Accredo, is or was serving at Accredo’s request as a director, trustee, officer, employee or agent of another enterprise, shall be indemnified and held harmless by Accredo, to the fullest extent not prohibited by Section 145 of the DGCL, against all expense, liability and loss (including without limitation attorneys’ fees and expenses, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, against such director or officer. Accredo may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of Accredo or to any person who is or was a director, officer, employee or agent of any of Accredo’s affiliates, predecessor or subsidiary corporations or a constituent corporation absorbed by Accredo in a consolidation or merger or who is or was serving at the request of such affiliate, predecessor or subsidiary corporation or of such constituent corporation as a director, officer, employee or agent of another enterprise, in each case as determined by the Accredo board of directors.

Medco. The by-laws of Medco provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or officer of Medco or is or was serving at the request of Medco as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Medco, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Medco to the fullest extent authorized by the DGCL as amended (but, in the case of any amendment, only to the extent that such amendment permits Medco to provide broader indemnification rights than said law permitted Medco to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Medco may, to the extent authorized from time to time by the Medco board of directors, grant rights to indemnification, and rights to be paid by Medco the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent with respect to the indemnification and advancement of expenses of directors and officers.

Derivative Action

The DGCL provides that in any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Accredo. Neither the certificate of incorporation nor by-laws of Accredo contain any express provision regarding derivative actions, so the rule described above applies without further restriction.

Medco. Neither the certificate of incorporation nor by-laws of Medco contains any express provision regarding derivative actions, so the rule described above applies without further restriction.

Anti-Takeover and Ownership Provisions

The DGCL contains a business combination moratorium statute that helps protect Delaware corporations from hostile takeovers and from actions following such takeovers by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. The DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors of the corporation has approved, before the acquisition date, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this provision of the DGCL, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by the provision of the DGCL and the amendment is duly approved by the stockholders entitled to vote on the amendment, provided, however, that such an amendment will not become effective for 12 months after the date of its adoption, except in certain circumstances, and will not apply to any business combination with any person who became an interested stockholder on or prior to the date of adoption of the amendment.

Accredo. Accredo has not opted out of this provision of the DGCL, and therefore is subject to it.

Medco. Medco has not opted out of this provision of the DGCL, and therefore is subject to it.

Voluntary Dissolution

The DGCL provides that:

•	if it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote on the dissolution of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution;

•	at the meeting a vote shall be taken upon the proposed dissolution, and if holders of a majority of the outstanding stock of the corporation entitled to vote on the proposed dissolution vote for the proposed dissolution, a certification of dissolution shall be filed with the Secretary of State of the State of Delaware; and

•	dissolution of a corporation may also be authorized without action of the directors if all of the stockholders entitled to vote on the dissolution shall consent in writing and a certificate of dissolution shall be filed with the Secretary of State of the State of Delaware.

Accredo. Neither the certificate of incorporation nor by-laws of Accredo contains any express provision regarding voluntary dissolution, so the rules described above apply without modification.

Medco. Neither the certificate of incorporation nor by-laws of Medco contains any express provision regarding voluntary dissolution, so the rules described above apply without modification.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to Medco’s Annual Report on Form 10-K for the year ended December 25, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of Accredo as of June 30, 2004 and 2003 and for the two years in the period ended June 30, 2004, which are incorporated in this document by reference from Accredo’s Annual Report on Form 10-K/A for the year ended June 30, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedule for Accredo for the year ended June 30, 2002, appearing in Accredo’s Annual Report on Form 10-K/A for the year ended June 30, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Medco common stock to be issued pursuant to the merger will be passed upon for Medco by Sullivan & Cromwell LLP. As of the date of this document, the partner signing such opinion and her children owned a de minimis number of shares of Medco common stock that were distributed to them pursuant to Medco’s spin-off from Merck. Sullivan & Cromwell LLP, counsel to Medco, and Alston & Bird LLP, counsel to Accredo, each will deliver an opinion concerning certain U.S. federal income tax consequences of the merger.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this document and in the documents incorporated by reference into this document are forward-looking statements, within the meaning of the Securities Act and the Exchange Act, which involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Medco and Accredo and the synergies expected to result from the merger set forth under “The Merger—Accredo’s Reasons for the Merger,” “—Opinions of Accredo’s Financial Advisor” and “—Medco’s Reasons for the Merger.” These statements are based on the current expectations of management of both companies. Readers are cautioned that the following important factors, in addition to those discussed elsewhere in this document, and in the documents incorporated by reference into this document, could have material adverse effects on future results of Medco and Accredo:

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the failure of Accredo stockholders to adopt the merger agreement;

•	the risk that the transaction may involve unexpected costs;

•	the risk that the businesses of Medco and Accredo may suffer as a result of uncertainty surrounding the merger;

•	the risk that the businesses of Medco and Accredo will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected;

•	potential disruption from the merger making it more difficult to maintain relationships with customers, payors, employees or manufacturers;

•	loss of key personnel in connection with any actual or perceived uncertainty associated with the merger;

•	competition and its effect on pricing, spending, third-party relationships and revenues;

•	final outcomes of various state and federal regulatory proceedings and changes in existing state or federal laws and regulations or enactment of additional laws and regulations governing prescription drug pricing, health care services, mandated benefits or any other aspect of the business of Medco or Accredo;

•	adverse results in litigation and regulatory matters, the adoption of adverse legislation or regulations, more aggressive enforcement of existing legislation or regulations or a change in the interpretation of existing legislation or regulations;

•	changes in general economic, business, market or industry conditions;

•	changes in pharmaceutical manufacturer pricing and distribution policies;

•	changes in political and social conditions and corresponding laws and regulations;

•	changes in governmental support of, and reimbursement for, pharmaceutical products and healthcare services;

•	difficulty of forecasting sales at various times in various markets;

•	disruptions of established supply channels;

•	degree of acceptance of new products;

•	acquisitions and dispositions; and

•	the availability, terms and deployment of capital.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, neither Medco nor Accredo has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

FUTURE STOCKHOLDER PROPOSALS

Medco’s 2005 annual meeting of stockholders took place on May 31, 2005. Medco’s stockholders wishing to present proposals to be considered at the 2006 annual meeting of stockholders are required to submit their proposals to Medco in accordance with all applicable laws and all applicable rules and regulations of the SEC and Medco’s certificate of incorporation and by-laws by March 1, 2006.

Accredo’s 2004 annual meeting of stockholders took place on November 22, 2004. Due to the contemplated completion of the merger, Accredo does not currently expect to hold a 2005 annual meeting of stockholders. If the merger is not completed and an annual meeting is held, Accredo stockholders wishing to present proposals to be considered at the 2005 annual meeting of stockholders are required to submit their proposals to Accredo in a timely manner and in accordance with all applicable laws and all applicable rules and regulations of the SEC and Accredo’s certificate of incorporation and by-laws as described in Accredo’s proxy statement for its 2004 annual meeting of stockholders, which is incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

Medco and Accredo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information they file at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Medco and Accredo filings with the SEC are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov. You also may inspect reports, proxy statements and other information about Medco at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and obtain other information about Accredo at the website for the Nasdaq national market system, http://www.nasdaq.com.

Medco has filed a registration statement on Form S-4 to register with the SEC the shares of Medco common stock being offered to holders of Accredo common stock in the merger. This document is a part of that registration statement. As allowed by SEC rules, this document does not contain all of the information included in the registration statement or the exhibits to the registration statement. You may obtain copies of the full registration statement (and any amendments to it) in the manner described above.

The SEC allows Medco and Accredo to “incorporate by reference” information into this document, which means that important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the documents set forth below that Medco and Accredo have filed previously with the SEC. These documents contain important information about Medco and Accredo and their financial condition.

The following documents are incorporated by reference into this document:

Medco SEC Filings	Period
Annual Report on Form 10-K	Year ended December 25, 2004

Quarterly Report on Form 10-Q	Quarter ended March 26, 2005

Current Reports on Form 8-K	Filed January 28, 2005, February 8, 2005, February 23, 2005 and May 6, 2005

Proxy Statement on Schedule 14A for 2005 Annual Meeting of Stockholders	Filed April 14, 2005

The description of Medco’s common stock contained in Amendment No. 5 to Medco’s Form 10, filed on August 7, 2003

Accredo SEC Filings	Period
Annual Report on Form 10-K/A	Year ended June 30, 2004

Quarterly Reports on Form 10-Q	Quarters ended September 30, 2004, December 31, 2004 and March 31, 2005

Current Reports on Form 8-K	Filed September 20, 2004, October 19, 2004, November 1, 2004, November 3, 2004, January 31, 2005, February 23, 2005, February 24, 2005, February 28, 2005, April 8, 2005 and May 2, 2005

Proxy Statement on Schedule 14A for 2004 Annual Meeting of Stockholders	Filed October 15, 2004

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

All documents filed by Medco and Accredo pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date of the special meeting (other than the portions of those documents not deemed to be filed) shall also be deemed to be incorporated herein by reference.

You may obtain copies of other filings containing information about Medco and Accredo free of charge at the SEC’s Internet website, http://www.sec.gov.

You also may obtain copies of any document incorporated in this document, free of charge, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Accredo Health, Incorporated 1640 Century Center Parkway Memphis, Tennessee 38134 (901) 381-7442 KFinney@AccredoHealth.com	Medco Health Solutions, Inc. 100 Parsons Pond Drive Franklin Lakes, New Jersey 07417 (201) 269-3400 investor_relations@medco.com

Neither Medco nor Accredo has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, the information that is contained in this document or in any of the materials that are incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

MEDCO HEALTH SOLUTIONS, INC.,

RAPTOR MERGER SUB, INC.

and

ACCREDO HEALTH, INCORPORATED

Dated as of February 22, 2005

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of February 22, 2005, among ACCREDO HEALTH, INCORPORATED, a Delaware corporation (the “Company”), MEDCO HEALTH SOLUTIONS, INC., a Delaware corporation (“Parent”), and RAPTOR MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub being hereinafter sometimes collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective Boards of Directors of each of Parent, Merger Sub and the Company have adopted resolutions approving and declaring advisable this Agreement and the merger of the Company with and into Merger Sub upon the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company is entering into key employee and retention agreements with the individuals named on Exhibit A (collectively, the “Key Employee Agreements”);

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) the Company will be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Merger Sub, with all its rights, privileges, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2. Closing. Unless otherwise agreed in writing by the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. on the first business day (the “Closing Date”) following the first business day on which all of the conditions set forth in Article VII are satisfied or waived in accordance with this Agreement (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).

1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and By-Laws of the Surviving Corporation

2.1. The Certificate of Incorporation. The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”), until duly amended as provided therein or by Law (as defined in Section 5.1(i)). The name of the Surviving Corporation shall be “Accredo Health, Incorporated”.

2.2. The By-Laws. The by-laws of Merger Sub as in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until duly amended as provided therein or by Law.

ARTICLE III

Officers and Directors of the Surviving Corporation

3.1. Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

3.2. Officers. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the common stock, $0.01 par value per share, of the Company (the “Shares”) issued and outstanding at the Effective Time, other than Excluded Shares (as defined below), shall be converted into and become exchangeable for (i) $22.00 in cash (the “Cash Consideration”) and (ii) 0.49107 shares (the “Conversion Number”) of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). Notwithstanding the foregoing, if the average of the per share closing prices of Parent Common Stock as reported on the New York Stock Exchange, Inc. (the “NYSE”) composite transactions reporting system for the ten (10) trading days ending on the second-to-last trading day prior to the Closing Date (as defined in Section 6.4) (the “Average Closing Price”) is (i) greater than $50.91, then the Conversion Number shall be adjusted to be the quotient of (a) $25.00 divided by (b) the Average Closing Price, (ii) less than $38.69 but equal to or greater than $34.00 then the Conversion Number shall be adjusted to be equal to the quotient of (a) $19.00 divided by (b) the Average Closing Price, or (iii) less than $34.00 then the Conversion Number shall be adjusted to 0.55882. At the Effective Time, all Shares (other than Excluded Shares) shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) representing any of such Shares shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive cash in lieu of fractional shares pursuant to Section 4.2(e) and any dividends or other distributions with respect to shares of Parent Common Stock pursuant to Section 4.2(c).

As used in this Agreement, the following terms shall have the meanings set forth below:

“Excluded Shares” means any (i) Shares owned by (a) Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent (collectively, the “Parent Companies”) or (b) the Company or any direct or indirect wholly-owned Subsidiary of the Company and, in each case described in clause (a) or (b), not held on behalf of third parties or (ii) Shares as to which the record holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Shares” and “Dissenting Stockholders”, respectively).

“Subsidiary” means, with respect to any Person, any entity (whether or not incorporated) of which such Person, any of its other Subsidiaries or any combination of any of the foregoing (i) owns or controls, directly or indirectly, at least a majority of the capital stock or other ownership interests that by their terms have the voting power to elect a majority of the board of directors of such entity (or, if such entity is not a corporation, of the other Persons who perform a similar function for such entity) or (ii) otherwise is entitled to elect or appoint a majority of such board of directors (or, if such entity is not a corporation, such other Persons). Without limiting the foregoing, Children’s Hemophilia Services, Texas Health Pharmaceutical Resources, Teddy Bear Home Care/Drug Therapies, Childrens Home Services, Childrens Biotech Pharmacy Services and Childrens National Hemophilia Care (collectively, the “Partnerships”) shall be deemed “Subsidiaries” of the Company solely for purposes of Sections 5.1(g), 5.1(i) and 6.1(a) (subject to the limitation contained in Section 6.1(a)) of this Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

(b) Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist without payment of any consideration therefor (except to the extent that such cancellation of any Excluded Shares held by Parent, the Company or any of their respective wholly-owned Subsidiaries would result in U.S. federal income tax to Parent, the Company or any of such Subsidiaries, in which case such Excluded Shares shall not be considered “Excluded Shares” for any purpose under this Agreement).

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and each certificate therefor shall continue to evidence one share of common stock of the Surviving Corporation.

(d) Adjustment of Merger Consideration. Parent and the Company agree that if the aggregate Stock Consideration excluding fractional shares for which cash is to be received pursuant to this Agreement (“Net Stock Consideration”) (based on the last closing price per share of Parent Common Stock as reported on the NYSE composite transactions reporting system prior to the Closing) is less than 40% of the aggregate Base Merger Consideration (as defined below), then the aggregate Net Stock Consideration shall be increased to equal 40% of the aggregate Base Merger Consideration and the aggregate Cash Consideration, when combined with any cash paid in respect of Dissenting Shares (computed as set forth below) and any cash deemed paid in lieu of fractional shares, shall be decreased to 60% of the aggregate Base Merger Consideration, in each case determined by reference to such closing price, and such adjustments to the aggregate Merger Consideration shall be applied pro rata to the Merger Consideration payable in respect of each Share. For purposes of this Agreement, (i) the aggregate “Base Merger Consideration” shall mean the aggregate Merger Consideration (including any cash paid in lieu of fractional shares) plus cash paid in respect of Dissenting Shares, and (ii) the cash paid in respect of Dissenting Shares shall be deemed to be the aggregate market value (based on the last closing price per share of Parent Common Stock as reported on the NYSE composite transactions reporting system prior to the Closing) of the Merger Consideration that would have been paid in respect of such Dissenting Shares if the holders thereof had not elected to exercise their appraisal rights in respect of such Dissenting Shares. For the avoidance of doubt, in no event shall the provisions of this Section 4.1(d) cause the value of the aggregate Merger Consideration (with the aggregate Stock Consideration to be valued based on the last closing price per share of Parent Common Stock as reported on the NYSE composite transactions reporting system prior to the Closing) after giving effect to this Section 4.1(d) to exceed the aggregate Merger Consideration that would be paid absent the provisions of this Section 4.1(d).

4.2. Exchange of Certificates for Shares.

(a) Exchange Fund. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and previously approved by the Company, which approval shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Shares cash and certificates evidencing the shares of Parent Common Stock representing the Cash Consideration and Stock Consideration, respectively, to be paid in the Merger and any cash payable in lieu of fractional shares pursuant to Section 4.2(e). In addition, from and after the Effective Time, Parent will deposit with the Exchange Agent any dividends or other distributions with respect to the Parent Common Stock to be paid or to be issued pursuant to Section 4.2(c). All such cash and certificates for shares of Parent Common Stock, together with the amount of any cash payable pursuant to Section 4.2(e) in lieu of fractional shares and dividends or other distributions payable with respect thereto pursuant to Section 4.2(c), are hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures. As soon as practicable after the Effective Time, but in any event within ten (10) business days following the Effective Time, Parent shall cause the Exchange Agent to provide appropriate transmittal materials, which will be reasonably agreed upon by Parent and the Company, to holders of record of Shares as of the Effective Time advising such holders of the effectiveness of the Merger and the procedure for surrendering the Certificates to the Exchange Agent. Upon the surrender of a Certificate to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, (y) a check in an aggregate amount (after giving effect to any required tax withholdings) equal to the sum of (A) the Cash Consideration, (B) any cash in lieu of fractional shares and (C) any cash dividends or other distributions and (z) any other dividends or distributions, in each case that such holder has the right to receive pursuant to the provisions of this Article IV, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any consideration or other property payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.

(c) Distributions with Respect to Unexchanged Shares; Voting. (i) All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement, but no dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV. Subject to the effect of Laws, following surrender of any such Certificate, there shall be issued and/or paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange for such Certificate, in each case without interest, (A) at the time of such surrender, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender which have not been paid or delivered and (B) at the appropriate payment date, the dividends or other distributions payable or deliverable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment or delivery date subsequent to the date of such surrender.

(ii) Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional share of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Average Closing Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 270 days after the Effective Time shall be delivered to Parent. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of the Merger Consideration and payment of any cash, dividends and other distributions in respect thereof payable or deliverable pursuant to Section 4.1, Section 4.2(c) and Section 4.2(e) upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any cash, dividends or other distributions in respect thereof that would have been payable or deliverable in respect thereof pursuant to this Agreement if such lost, stolen or destroyed Certificate been surrendered.

(h) Uncertificated Shares. In the case of any Shares that are not represented by Certificates, the Exchange Agent shall issue at the Effective Time Parent Common Stock to the holders of such Shares without any action by such holders, and the parties shall make appropriate adjustments to this Section 4.2 to assure the equivalent treatment thereof.

4.3. Dissenters’ Rights. No Dissenting Stockholder shall be entitled to any Stock Consideration, Cash Consideration, cash in lieu of fractional shares thereof or any dividends or other distributions pursuant to this Article IV in respect of the Dissenting Shares owned by such Dissenting Stockholder unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Shares had been converted into the Merger Consideration pursuant to Section 4.1 hereof. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Law received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, repurchase or redemption, or other similar transaction, the Merger Consideration and the Conversion Number shall be equitably adjusted.

4.5. Company Options and Other Stock-Based Awards.

(a) At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans (as defined in Section 5.1(b)), whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, a number of shares of Parent Common Stock equal to product of (i) the number of Shares for which such Company Option would otherwise be exercisable but for this Section 4.5 and (ii) the sum of (a) the Conversion Number (as it may be adjusted pursuant to Section 4.1(a)) and (b) the quotient of the Cash Consideration divided by the Average Closing Price (such sum, the “Adjusted Conversion Number”) (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to the quotient of the exercise price per Share of such Company Option but for this Section 4.5 divided by the Adjusted Conversion Number; provided, however, that in the case of any Company Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the Company shall make all necessary arrangements with respect to the Stock Plans to permit the amendment of the unexercised Company Options and the assumption thereof by Parent pursuant to this Section and to provide for the acceleration of all vesting requirements under all such Company Options effective as of the Effective Time. Effective at the Effective Time, Parent shall assume each Company Option in accordance with the terms of this Section and the Stock Plan under which it was issued and the stock option agreement by which it is evidenced and each Stock Plan shall be amended to reflect such assumption by Parent.

(b) At or prior to the Effective Time, to effectuate the provisions of this Agreement, (i) the Company shall adopt appropriate amendments to the Stock Plans and Company Benefit Plans and (ii) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock. At or prior to the Effective Time, Parent shall have filed with the Securities and Exchange Commission (the “SEC”) and caused to become effective a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to such interests or Parent Common Stock, and to maintain the effectiveness of such registration statements (and to maintain the current status of the prospectus or prospectuses contained therein) for so long as the relevant Stock Plans remain in effect.

(c) The Company shall take all actions with respect to the Company Employee Stock Purchase Plan (the “ESPP”), including, if appropriate, amending the terms of the ESPP, that are necessary to (i) cause the ending date of the Offering Period (as such term is defined in the ESPP) under the ESPP that is in effect as of the date of this Agreement to occur on or before the last trading day prior to the Effective Time, if the Effective Time is prior to the end of such Purchase Period, (ii) cause all then-existing offerings under the ESPP to terminate immediately following the purchase on the earlier of the last trading day prior to the Effective Time or the ending date of the Purchase Period that is in effect as of the date of this Agreement (such earlier date, the “Final Purchase Date”), (iii) suspend all future offerings that would otherwise commence under the ESPP following the Final Purchase Date and (iv) cease all further payroll deductions under the ESPP effective as of the Final Purchase Date. On the Final Purchase Date, the Company shall apply the funds credited as of such date under the

ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP, which shares shall be treated in the manner described in Section 4.1.

(d) Without limiting the foregoing, the Company shall take all actions reasonably necessary to ensure that from and after the Effective Time the Surviving Corporation will not be bound by any options, rights, awards or arrangements that would entitle any Person, other than Parent or Merger Sub, to beneficially own shares of the Surviving Corporation or Parent or to receive any payments (other than as set forth in this Section) in respect of such options, rights, awards or arrangements.

4.6. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Shares in respect of such deduction.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the disclosure letter (subject to Section 9.13(c) of this Agreement) delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the Company Reports (as defined in Section 5.1(e)) filed on or after July 1, 2004 and prior to the date hereof (excluding any disclosures included in any such Company Report that are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority when taken together with all other such failures, would not reasonably be expected to result in a Company Material Adverse Effect (as defined below). The Company has made available to Parent a complete and correct copy of the certificate of incorporation and by-laws (or other comparable governing instruments) of the Company and each of its Subsidiaries, each as amended to the date of this Agreement, and each certificate of incorporation or by-laws (or other comparable governing instruments) so delivered is in full force and effect.

As used in this Agreement, the term “Company Material Adverse Effect” means an effect that (i) is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of the Company to consummate the Merger; provided, that in determining whether a Company Material Adverse Effect has occurred there shall be excluded any effect to the extent attributable to or resulting from (A) any change in Laws, regulations or applicable interpretations of Laws or regulations, (B) any change in U.S. generally accepted accounting principles (“GAAP”) generally, (C) the effects of the actions required or expressly contemplated by this Agreement or that are taken with the prior informed consent of Parent in contemplation of the transactions contemplated by this Agreement or that are not taken because such actions are prohibited by this Agreement, (D) the announcement or pendency of this Agreement or any of the transactions contemplated by this Agreement, (E) the failure to meet internal or analysts’ expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded pursuant to this paragraph) and (F) any change in the Company’s stock price (it being understood, however, that the underlying circumstances giving rise to such change may be taken into account unless otherwise excluded pursuant to this paragraph).

(b) Capital Structure. The authorized capital stock of the Company consists of 100,000,000 Shares, of which 48,960,309 Shares were outstanding as of the close of business on February 17, 2005, and 5,000,000 shares of Preferred Stock, $1.00 par value per share (the “Preferred Shares”), of which no shares were outstanding as of the close of business on February 17, 2005, and no Shares or Preferred Shares have been issued from such time to and including the date of this Agreement (other than pursuant to the exercise of Company Options (as defined below) issued prior to such time). All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no Shares or Preferred Shares reserved for issuance, except that, as of February 17, 2005, there were 7,740,823 Shares reserved for issuance pursuant to the Company’s Amended and Restated Stock Option and Restricted Stock Purchase Plan, 1999 Long-Term Incentive Plan, 2002 Long-Term Incentive Plan and the ESPP (collectively, the “Stock Plans”) and Shares reserved for issuance pursuant to the Stockholder Protection Rights Agreement, dated as of April 17, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”). Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list of each outstanding option to purchase Shares under the Stock Plans (each a “Company Option”) including, in each case, the holder, date of grant, exercise price and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities or interests of each of the Company’s Subsidiaries held by the Company or a Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance (collectively, “Liens”). Except as set forth above and pursuant to the Rights Agreement, as of the date of this Agreement, there are no preemptive rights or other outstanding options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries (“Rights”), and no securities or obligations evidencing Rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company does not own, directly or indirectly, any voting interest that would require a filing by Parent or any “Affiliate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares (the “Company Requisite Vote”). This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company has unanimously adopted resolutions (a) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby (the “Board Approval”) and (b) recommending that the holders of Shares adopt this Agreement (the “Board Recommendation”). The Board of Directors of the Company has received the opinion of its financial advisors, Raymond James & Associates, to the effect that the Merger Consideration to be received by the holders of the Shares (other than Excluded Shares) in the Merger is fair to such holders from a financial point of view.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, (C) required to be made with the Nasdaq National Market System (“Nasdaq”) and (D) set forth on Section 5.1(d)(i) of the Company Disclosure Letter, no material notices, reports, applications or other filings are required to be made by the Company with, nor are any material consents, registrations, approvals, permits, clearances or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, a termination (or right of termination) or a default under, the acceleration of any obligations or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (a “Contract”) binding upon the Company or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, acceleration or creation that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Section 5.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of Company Material Contracts (as defined in Section 5.1(q)) pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(e) Company Reports; Financial Statements. (i) The Company has made available to the Parent each registration statement, report, form, proxy or information statement or other document filed or furnished by the Company or any of its Subsidiaries with or to the SEC since June 30, 2004 (the “Company Audit Date”), including (i) the Company’s Annual Report on Form 10-K for the year ended June 30, 2004 and (ii) the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30 and December 31, 2004, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively with each other, any such registration statements, reports, forms, proxy or information statements or other documents so filed or furnished subsequent to the date of this Agreement and any amendments to any of the foregoing, the “Company Reports”). The Company and its Subsidiaries have filed or furnished, as applicable, with or to the SEC all registration statements, reports, forms, proxy or information statements and other documents required to be so filed or furnished by them pursuant to applicable securities statutes, regulations, policies and rules since the Company Audit Date. Each of the Company Reports, at the time first filed with or furnished to the SEC, complied or will comply (as applicable) in all material respects with the applicable requirements of the Securities Act and Exchange Act and the rules and regulations thereunder. As of their respective dates, the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “SOX Act”), and, to the extent applicable, the internal control report and attestation of the Company’s outside auditors required by Section 404 of the SOX Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects or, in the case of Company Reports filed or furnished after the date of this Agreement, will fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of its date and each of the consolidated statements of income, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects or, in the case of Company Reports filed or furnished after the date hereof, will fairly present in all material respects the income, stockholders’ equity and cash flows, respectively, of the Company and its consolidated subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect and as permitted by Form 10-Q).

(iii) The Company is in compliance in all material respects with the applicable provisions of the SOX Act and the applicable listing and corporate governance rules and regulations of Nasdaq.

(iv) The Company and its Subsidiaries have designed and maintain disclosure controls and procedures (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) and, to the extent required by Law, internal controls over financial reporting (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities and, to the extent required by Law, the Company’s management evaluates, with the participation of the Company’s principal executive and principal financial officers, or Person performing similar functions, the effectiveness of such disclosure controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (1) any identified significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (2) any identified fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available or delivered to Parent a summary of any such disclosure made by management since January 1, 2002. Since the Company Audit Date, any material change in internal control over financial reporting required to be disclosed in any Company Report has been so disclosed.

(v) Since the Company Audit Date, (a) to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material written complaint, allegation or claim regarding the accounting practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls alleging that the Company or any of its Subsidiaries has engaged in inappropriate accounting practices and (b) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has made a report of the nature required by 17 CFR Part 205 to the Board of Directors of the Company or any committee thereof or, to the knowledge of the officers of the Company, to any director or officer of the Company.

As used in this Agreement, the term “knowledge of the Company” and any other phrase of similar import means, with respect to any matter in question, the actual knowledge of any of the Persons named in Section 5.1(e) of the Company Disclosure Letter.

(f) Absence of Certain Changes. Since the Company Audit Date, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such businesses. Since the Company Audit Date and on or prior to the date of this Agreement, there has not been any event, occurrence, discovery or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect. Since the Company Audit Date and on or prior to the date of this Agreement, there has not been, except as contemplated by this Agreement:

(i) any merger or consolidation of, or adoption of a plan of liquidation by, the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company that are not obligors or guarantors of third-party indebtedness;

(ii) any acquisition by the Company or any of its Subsidiaries of any (A) assets from any other Person having an aggregate value in excess of $2,000,000 other than the purchase of prescription drugs or devices for resale in the ordinary course of business consistent with past practice or (B) business from any other Person having a value in excess of $2,000,000;

(iii) any creation or incurrence of any material Liens (other than (A) any Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, (B) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (C) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and (D) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that would not, in any case, reasonably be expected to detract materially from the value of the property subject thereto (any of the foregoing a “Permitted Lien”)) on any assets used in the businesses of the Company and its Subsidiaries having an aggregate value in excess of $1,000,000;

(iv) any making of any material loan, advance or capital contribution to, or investment in, any Person by the Company or any of its Subsidiaries other than (A) loans, advances or capital contributions to, or investments in, wholly-owned Subsidiaries of the Company and (B) loans, advances or capital contributions to, or investments in, any other Person in an amount not in excess of $500,000 in the aggregate;

(v) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock, property or any combination thereof) with respect to any shares of capital stock of the Company or any of its Subsidiaries, except for (A) dividends or distributions by any direct or indirect wholly-owned Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company and (B) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries, directly or indirectly, of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(vi) any incurrence of indebtedness for borrowed money or issuance of any guarantee of indebtedness of another Person by the Company or any of its Subsidiaries, or issuance or sale of any debt securities or rights to acquire any debt security of the Company or any of its Subsidiaries, in each case other than borrowings under existing facilities and refinancings on commercially reasonable terms and other than incurrences, issuances or sales involving an aggregate principal amount or guaranteed amount not in excess of $1,000,000;

(vii) any issuance of Rights, Shares or other equity securities of the Company except pursuant to the Company Stock Plans;

(viii) any material change with respect to accounting policies or procedures or tax elections by the Company or any of its Subsidiaries, except for any such change required by changes in GAAP or by Law;

(ix) any increase in the compensation payable or to become payable to the directors or officers of the Company or any of its Subsidiaries other than in the ordinary course of business or as required by Contract, or any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or group of employees, except to the extent required by Law or pursuant to the terms of this Agreement or the consummation of the transactions contemplated by this Agreement;

(x) any sale, lease, license or other disposition of any assets of the Company or its Subsidiaries, except for (A) obsolete assets and (B) sales, leases, non-exclusive licenses or other dispositions of assets in the ordinary course of business or for a purchase price not in excess of, or with a fair market value not in excess of, $1,000,000 in any single transaction or series of related transactions; or

(xi) any agreement to do any of the foregoing.

(g) Litigation and Liabilities. (i) There are no civil, criminal or administrative actions, suits, claims, hearings, litigations, arbitrations, investigations or other proceedings pending (in each of the foregoing cases, of which the Company or any of its Subsidiaries or Affiliates has been given written notice) or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or Affiliates (A) by, before or with the Department of Health and Human Services (“HHS”), the Drug Enforcement Agency (the “DEA”), state Medicaid agencies and applicable state licensing agencies, in each case that, individually or in the aggregate, are, or would reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (B) by, before or with any other Governmental Entity or (C) by or with any other Person, except, in the case of clauses (B) and (C), for any such matters that, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Company Material Adverse Effect. None of the Company or any of its Subsidiaries or Affiliates is a party to, or subject to the provisions of, any material judgment, order, writ, injunction, decree or award of any Governmental Entity.

(ii) There are no liabilities or obligations of the Company or any Subsidiary of the Company, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, other than those:

(A) reflected or reserved against on the consolidated balance sheet of the Company or readily apparent in the notes thereto, in each case included in the Company’s quarterly report on Form 10-Q for the period ended December 31, 2004 (but only to the extent so reflected or readily apparent);

(B) incurred in the ordinary course of business since December 31, 2004;

(C) required to be performed after the date of this Agreement pursuant to the terms of Contracts or by Law; or

(D) that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

(h) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, Company stock based, incentive and bonus plans (the “Company Benefit Plans”) are listed in Section 5.1(h)(i) of the Company Disclosure Letter, and each Company Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Company Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to Parent.

(ii) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). All Company Benefit Plans are in substantial compliance with ERISA, the Code and other Laws. Each Company Benefit Plan which is subject to ERISA (the “Company ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries sponsors a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Company Benefit Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or would reasonably be expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 (b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”). The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Company ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.66, has been required to be filed for any Company Pension Plan or by any Company ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(iv) All contributions required to be made under each Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Benefit Plan have, to the extent required by GAAP, been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Company ERISA Affiliate has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Company Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each Company Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Company Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Company Pension Plan, and there has been no material change in the financial condition of such Company Pension Plan since the last day of the most recent plan year.

(vi) As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Company Benefit Plans. Except for obligations arising under Section 4980B of the Code or similar state Laws, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company ERISA Plan or collective bargaining agreement. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii) Except for actions taken after the date of this Agreement and prior to the Effective Time pursuant to the terms of this Agreement, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Benefit Plans or (z) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(viii) Substantially all of the employees of the Company and its Subsidiaries have executed the Company’s National Restrictive Covenant and Confidentiality Agreement, the form of which has been provided to Parent.

(i) Compliance with Laws and Regulations; Permits. (i) Other than with respect to the Laws described in Section 5.1(i)(ii) (which are addressed separately by such Section), the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in material violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (any of the foregoing, a “Law”, and, collectively, “Law” or “Laws”). To the knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures for them to continue to comply with such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement. Each of the Company and each of its Subsidiaries has obtained and are in substantial compliance with all material governmental licenses, permits, certificates, approvals and authorizations (“Permits”) required or necessary for the conduct of its business and the use of its properties and assets as presently conducted and used, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that any such Permit is subject to any material adverse action.

(ii) Each of the Company and each of its Subsidiaries is in compliance with (A) all applicable statutes, rules and regulations of the Medicare and Medicaid programs; (B) any and all state Laws relating to health care fraud and abuse; (C) any and all state Laws relating to Medicaid or any other state health care or health insurance programs; (D) any and all federal or state Laws relating to billing or claims for reimbursement submitted to any third party payor; (E) any and all other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; and (F) any and all federal and state Laws relating to privacy or confidentiality of health records or personal health information, except for any such failures to be in compliance with any of the matters described in the foregoing clauses (A) through (F) that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or that would reasonably be expected to result in the imposition of criminal penalties or exclusion from the Medicare or Medicaid Program.

(iii) To the knowledge of the Company, neither the Company nor any of its Subsidiaries (A) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (B) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act) or (C) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance.

(j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Shares, the Merger or the other transactions contemplated by this Agreement. The Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” with the Company as an “interested stockholder” (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(k) Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect: (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws (as defined below); (ii) no property currently owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance (as defined below) in a manner that is or would reasonably be expected to require any action pursuant to any Environmental Law, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability (as defined below); (iii) to the knowledge of the Company, the Company and its Subsidiaries have no information that any property formerly owned, leased or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold, or operation; (iv) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any prior owner or operator has incurred in the past or is now subject to any Environmental Liabilities; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance or any environmental, health or safety matter; (vii) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability; and (viii) the Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to the Company, its Subsidiaries or their current or former properties or operations.

As used herein, the term “Environmental Laws” means all Laws (including any common law) relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Environmental Liability” means (i) any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are related to environment, health or safety issues and includes, without limitation: (A) fines, penalties, judgments, awards, settlements, losses, damages (including consequential damages), costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental, health or safety matters; (B) defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental, health or safety matters; and (C) responsibility for any cleanup costs, injunctive relief, natural resource damages, and any other environmental compliance or remedial measures.

As used herein, the term “Hazardous Substance” means any substance that could pose a risk of harm to human health or the environment or is otherwise regulated pursuant to any Environmental Law including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, biological agent, medical waste, asbestos, lead paint, polychlorinated biphenyls (or PCBs), radon gas, mold and mycotoxins.

(l) Tax Matters. As of the date hereof, neither the Company nor any of its Affiliates has taken or agreed to take any action, nor do the officers of the Company have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Taxes. Each of the Company and each of its Subsidiaries (i) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) has paid all Taxes (as defined below) that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to collect or withhold from amounts owing to or payable from any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that would reasonably be expected to have a Company Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to Purchaser true and correct copies of the United States federal income Tax Returns (including all schedules and attachments thereto) filed by the Company and its Subsidiaries for each of its fiscal years ended June 30, 2004, June 30, 2003, June 30, 2002 and June 30, 2001. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or other Taxes that accrued on or before June 30, 2001 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries has been a party to the distribution of stock of a controlled corporation as defined in Section 355(a) of the Code in a transaction intended to qualify under Section 355 of the Code within the past two years. For any transaction in which the Company or any of its Subsidiaries entered into an agreement to treat a stock purchase as an asset purchase for United States federal income tax purposes, a valid election under Section 338 of the Code was timely filed with the U.S. Internal Revenue Service. None of the Company or any of its Subsidiaries has engaged in any transactions that are the same as, or substantially similar to, any transaction which is a “reportable transaction” for purposes of Treasury Regulation §1.6011-4(b) (including without limitation any transaction which the Internal Revenue Service has determined to be a “listed transaction” for purposes of Treasury Regulation §1.6011-4(b)(2)).

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the terms “Taxes”, and “Taxable”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and any other taxes, duties, escheat payments or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(n) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or other labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel any of them to bargain with any labor union or other labor organization nor has there been since January 1, 2000 or is there pending or, to the knowledge of the Company, threatened any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(o) Insurance. All material property, fire and casualty, general liability, managed care liability, employment practices liability, fiduciary liability, product liability, directors and officers liability and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

(p) Intellectual Property. (i) The Company and/or each of its Subsidiaries owns, is licensed or otherwise possesses legally enforceable rights to use all (A) trademarks, service marks, brand names, assumed names, fictitious names, trade names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress and other indicia of origin and all goodwill associated therewith and symbolized thereby, and registrations and applications therefor, including renewals; (B) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (C) published and unpublished works of authorship, whether copyrightable or not, including without limitation computer software programs, applications, source code and object code, and databases and other compilations of information, copyrights in and to the foregoing, including extensions, renewals, restorations and reversions, and registrations and applications therefor; (D) confidential and/or proprietary information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; and (E) all other intellectual property and proprietary rights ((A) through (E) collectively, “IP Rights”) that are used in the business of the Company and its Subsidiaries as currently conducted, except for any failures to own, be licensed or possess such rights that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

(ii) Except as for any such matters that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect:

(A) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, including the consummation of the Merger, in violation of any agreements concerning IP Rights to which the Company and/or any of its Subsidiaries are a party, including without limitation agreements granting the Company and/or any of its Subsidiaries rights to use the IP Rights, non-assertion agreements, settlement agreements, agreements granting rights to use Company IP Rights (as defined below), trademark coexistence agreements and trademark consent agreements;

(B) no lawsuit with respect to (I) the IP Rights owned by the Company or any of its Subsidiaries (collectively, the “Company IP Rights”); or (II) to the knowledge of the Company, any IP Rights owned by any other Person, including, but not limited to, such IP Rights that are licensed or otherwise made available exclusively to the Company or any of its Subsidiaries (the “Third-Party IP Rights”), is currently pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person;

(C) to the knowledge of the Company, all Company IP Rights and Third-Party IP Rights are valid and enforceable;

(D) the Company has taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by the Company, and to the Company’s knowledge, such trade secrets have not been used, disclosed to or discovered by any Person except pursuant to valid non-disclosure and/or license agreements; and

(E) the Company’s information technology and information services assets (including software, hardware and middleware) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business. To the knowledge of the Company, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recover technology consistent with industry practices. To the knowledge of the Company, none of the IT Assets contains any shareware, open source code, or other software whose use requires disclosure or licensing of IP Rights.

(q) Contracts and Commitments.

(i) Section 5.1(q)(i) of the Company Disclosure Letter sets forth as of the date of this Agreement a true, correct and complete list of the following Contracts (including every written amendment, modification or supplement thereto that is binding on the Company or any of its Subsidiaries) to which the Company or a Company Subsidiary is a party or by which any of their assets are bound:

(A) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) the largest Contracts that collectively represented 80% of the amounts received by the Company and its Subsidiaries, taken as a whole, as rebates or administrative fees from pharmaceutical manufacturers during the Company’s fiscal year ended June 30, 2004;

(C) any Contract (other than Contracts described in (B) above without regard to the percentage limitation contained therein) to provide services to pharmaceutical manufacturers that represented revenues in excess of $5,000,000 during the Company’s fiscal year ended June 30, 2004;

(D) any Contract (other than a Contract described in one of the other provisions of this Section 5.1(q)(i) without regard to any percentage or numerical limitation contained therein or any Contract with a pharmaceutical manufacturer) that involved annual expenditures during the Company’s fiscal year ended June 30, 2004 by the Company or any of its Subsidiaries in excess of $2,000,000 and that is not otherwise cancelable by the Company or such Subsidiary without any financial or other penalty on 180-days’ or less notice;

(E) to the extent not otherwise disclosed in any other provision of this Section 5.1(q) the largest Contracts that collectively represented 80% of annual revenue during the Company’s fiscal year ended June 30, 2004;

(F) any Contract that contains any express material restriction on the ability of the Company or any of its Subsidiaries to compete or to provide any products or services generally or in any market segment or any geographic area or that would obligate the Company or any of its Subsidiaries or Affiliates to provide its services or products to a counterparty on terms at least as favorable to such counterparty as, or otherwise by comparison to, those which are offered to any other counterparty;

(G) any Contract or arrangement (other than between or among the Company or any direct or indirect wholly-owned Subsidiaries of the Company) under which the Company or any of its Subsidiaries has (I) incurred any indebtedness for borrowed money that is currently outstanding or (II) given any guarantee in respect of indebtedness for borrowed money, in each case having an aggregate principal amount in excess of $1,000,000; and

(H) any Contract or license pursuant to which the Company obtains any IP Rights to intellectual property that are necessary for the marketing, distribution or sale of any of its products or pursuant to which the Company has granted exclusive rights to any Company IP Rights.

(ii) For purposes of this Agreement, each Contract described in the foregoing clauses (i) (A) through (H) is, individually, a “Company Material Contract” and such Contracts are collectively the “Company Material Contracts”.

(iii) Except as set forth in Section 5.1(q)(iii) of the Company Disclosure Letter, the Company has delivered or made available true, correct and complete copies of all such Contracts, arrangements and commitments to counsel to Parent.

(iv) Except as set forth in Section 5.1(q)(iv) of the Company Disclosure Letter, the Company Material Contracts are valid, binding and enforceable in accordance with their respective terms with respect to the Company and its Subsidiaries and, to the knowledge of the Company, with respect to each other party to any of such Company Material Contracts, except as such validity, binding nature and enforceability may be limited by the Bankruptcy and Equity Exception, and there are no existing material defaults or breaches by the Company or any of its Subsidiaries under any Company Material Contract (or events or conditions which, with notice or lapse of time or both, would constitute such a material default or breach) and, to the knowledge of the Company, there are no material defaults or breaches (or events or conditions which, with notice or lapse of time or both, would constitute a material default or breach) by any other party to any Company Material Contract. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written communications from any party to a Company Material Contract or on behalf of any such party that such party intends to cancel, terminate or fail to renew such Company Material Contract.

(r) Rights Agreement. The Company has taken all necessary action (including amending or terminating the Rights Agreement) so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will not result in any Person becoming able to exercise any Rights (as defined in the Rights Agreement) pursuant to the Rights Agreement or enabling or requiring the Rights to be separated from the Shares to which they are attached or to be triggered or to become exercisable. Immediately prior to the Effective Time, neither the Company nor Parent nor any of their respective Subsidiaries will have any obligations pursuant to the Rights Agreement or with respect to the Rights and the holders of the Rights will have no rights pursuant to the Rights Agreement or with respect to the Rights.

(s) Key Employee Agreements. Each of the Key Employee Agreements has been duly authorized, executed and delivered by the Company.

(t) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Raymond James & Associates as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure letter (subject to Section 9.13(c) of this Agreement) delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the Parent Reports (as defined in Section 5.2(f)) filed on or after December 28, 2003 and prior to the date hereof (excluding any disclosures included in any such Parent Report that are predictive or forward-looking in nature), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority when taken together with all other such failures, would not reasonably be expected to result in a Parent Material Adverse Effect (as defined below). Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws of each of Parent and Merger Sub, each as amended to the date of this Agreement, and each such certificate of incorporation and by-laws so delivered is in full force and effect.

As used in this Agreement, the term “Parent Material Adverse Effect” means an effect that (i) is materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of Parent to consummate the Merger; provided, that in determining whether a Parent Material Adverse Effect has occurred there shall be excluded any effect to the extent attributable to or resulting from (A) any change in Laws, regulations or applicable interpretations of Laws or regulations, (B) any change in GAAP generally, (C) the effects of the actions required or expressly contemplated by this Agreement or that are taken with the prior informed consent of the Company in contemplation of the transactions contemplated by this Agreement or that are not taken because such actions are prohibited by this Agreement, (D) the announcement or pendency of this Agreement or any of the transactions contemplated by this Agreement, (E) the failure to meet internal or analysts’ expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded pursuant to this paragraph) and (F) any change in Parent’s stock price (it being understood, however, that the underlying circumstances giving rise to such change may be taken into account unless otherwise excluded pursuant to this paragraph).

(b) Capital Structure of Parent. The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock, of which 274,883,337 shares were outstanding as of the close of business on February 17, 2005, and 10,000,000 preferred shares, par value $0.01 per share (the “Parent Preferred Shares”), of which no shares were outstanding as of the close of business on February 17, 2005, and no shares of Parent Common Stock or Parent Preferred Shares have been issued pursuant to the Parent Stock Plans (as defined below) from such time to and including the date of this Agreement (other than pursuant to the exercise of options issued prior to such time). All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Parent has no shares of Parent Common Stock or Parent Preferred Shares reserved for issuance, except that, as of December 25, 2004, there were 50,352,306 shares of Parent Common Stock reserved for issuance pursuant to employee or director benefit plans of Parent and its Subsidiaries (the “Parent Stock Plans”). As of the date of this Agreement, no additional shares of Parent Common Stock have been reserved for issuance pursuant to the Parent Stock Plans. Except as set forth above, as of the date of this Agreement, there are no preemptive rights or other outstanding options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate Parent to issue or sell any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. All shares of Parent Common Stock to be issued in the Merger will be, when issued in accordance with the terms of this Agreement, duly authorized and validly issued, fully paid and nonassessable and free and clear of all Liens.

(c) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(d) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of the Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(e) Governmental Filings; No Violations. (i) Other than the filings or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act and the Exchange Act and (C) required to be made with the NYSE, no material notices, reports, applications or other filings are required to be made by Parent or Merger Sub with, nor are any material consents, registrations, approvals, permits, clearances or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub, (B) a breach or violation of, a termination (or right of termination) or a default under, the acceleration of any obligations or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any material Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of such material Contracts, except, in the case of clause (B) or (C) above, for breach, violation, termination, default, acceleration or creation that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements. (i) Parent has made available to the Company each registration statement, report, form, proxy or information statement or other document filed or furnished by it with or to the SEC since December 27, 2003 (the “Parent Audit Date”), including (i) Parent’s Annual Report on Form 10-K for the year ended December 27, 2003 and (ii) Parent’s Quarterly Reports on Form 10-Q for the periods ended March 27, June 26 and September 25, 2004, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively with each other, any such registration statements, reports, forms, proxy or information statements or other documents so filed or furnished subsequent to the date of this Agreement and any amendments to any of the foregoing, the “Parent Reports”). Parent and its Subsidiaries have filed or furnished, as applicable, with or to the SEC all registration statements, reports, forms, proxy or information statements and other documents required to be so filed or furnished by them pursuant to applicable securities statutes, regulations, policies and rules since the Parent Audit Date. Each of the Parent Reports, at the time first filed with or furnished to the SEC, complied or will comply (as applicable) in all material respects with the applicable requirements of the Securities Act and Exchange Act and the rules and regulations thereunder. As of their respective dates, the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Parent Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the SOX Act, and the internal control report and attestation of Parent’s outside auditors required by Section 404 of the SOX Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects or, in the case of Parent Reports filed or furnished after the date of this Agreement, will fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of its date and each of the condensed consolidated statements of income, stockholders’ equity and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects or, in the case of Parent Reports filed or furnished after the date hereof, will fairly present in all material respects the income, stockholders’ equity and cash flows, respectively, of Parent and its consolidated subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect and as permitted by Form 10-Q).

(iii) Parent is in compliance in all material respects with the applicable provisions of the SOX Act and the applicable listing and corporate governance rules and regulations of the NYSE.

(iv) Parent and its Subsidiaries have designed and maintain disclosure controls and procedures (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) and internal controls over financial reporting (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to the management of Parent by others within those entities and Parent’s management evaluates, with the participation of Parent’s principal executive and principal financial officers, or Person performing similar functions, the effectiveness of such disclosure controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Board of Directors of Parent (1) any identified significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and (2) any identified fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent has made available or delivered to the Company a summary of any such disclosure made by management since January 1, 2002. Since the Parent Audit Date, any material change in internal control over financial reporting required to be disclosed in any Parent Report has been so disclosed.

(v) Since the Parent Audit Date, (a) to the knowledge of Parent, neither Parent nor any of its Subsidiaries nor any director of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material written complaint, allegation or claim regarding the accounting practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, alleging that Parent or any of its Subsidiaries has engaged in inappropriate accounting practices and (b) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has made a report of the nature required by 17 CFR Part 205 to the Board of Directors of Parent or any committee thereof or, to the knowledge of Parent, to any director or officer of Parent.

As used in this Agreement, the term “knowledge of Parent” and any other phrase of similar import means, with respect to any matter in question, the actual knowledge of any of the Persons named in Section 5.2(f) of the Parent Disclosure Letter.

(g) Litigation and Liabilities. (i) There are no civil, criminal or administrative actions, suits, claims, hearings, litigations, arbitrations, investigations or other proceedings pending (in each of the foregoing cases, of which Parent or any of its Subsidiaries or Affiliates has been given written notice) or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or Affiliates (A) by, before or with HHS, the DEA, state Medicaid agencies and applicable state licensing agencies, in each case that, individually or in the aggregate, are, or would reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, (B) by, before or with any other Governmental Entity or (C) by or with any other Person, except, in the case of clauses (B) and (C), for any such matters that, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries or Affiliates is a party to, or subject to the provisions of, any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(ii) There are no liabilities or obligations of Parent or any Subsidiary of Parent, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, other than those:

(A) reflected or reserved against on the consolidated balance sheet of Parent or readily apparent in the notes thereto, in each case included in Parent’s quarterly report on Form 10-Q for the period ended September 25, 2004 (but only to the extent so reflected or readily apparent);

(B) incurred in the ordinary course of business since September 25, 2004;

(C) required to be performed after the date of this Agreement pursuant to the terms of Contracts or by Law; or

(D) that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect.

(h) Compliance with Laws. The businesses of each of Parent and each of its Subsidiaries has not been, and is not being, conducted in material violation of any Laws. To the knowledge of Parent, no material change is required in Parent’s or any of its Subsidiaries’ processes, properties or procedures for them to continue to comply with such Laws, and Parent has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement. Each of Parent and each of its Subsidiaries has obtained and is in substantial compliance with all material Permits required or necessary for the conduct of its businesses and the use of its properties and assets as presently conducted and used, and neither Parent nor any of its Subsidiaries has received written notice from any Governmental Entity that any such Permit is subject to any material adverse action.

(i) Absence of Changes. Since the Parent Audit Date, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses. Since the Parent Audit Date and on or prior to the date of this Agreement, there has not been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(j) Taxes. Each of Parent and each of its Subsidiaries (i) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) has paid all Taxes that are shown as due on such filed Tax Returns or that Parent or any of its Subsidiaries is obligated to collect or withhold from amounts owing to or payable from any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the knowledge of Parent, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of Parent, any unresolved questions or claims concerning Parent’s or any of its Subsidiaries’ Tax liability that are reasonably expected to have a Parent Material Adverse Effect and are not disclosed or provided for in the Parent Reports. Neither Parent nor any of its Subsidiaries has any liability with respect to income, franchise or other Taxes that accrued on or before December 29, 2001 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Parent Reports filed on or prior to the date of this Agreement. None of Parent or any of its Subsidiaries has engaged in any transactions that are the same as, or substantially similar to, any transaction which is a “reportable transaction” for purposes of Treasury Regulation §1.6011-4(b) (including without limitation any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulation §1.6011-4(b)(2).

(k) Ownership of Company Shares. Neither Parent nor any of its Affiliates is an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company.

(l) Available Funds. Parent has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE VI

Covenants

6.1. Interim Operations. (a) The Company covenants and agrees as to itself and its Subsidiaries that from the date of this Agreement until the Effective Time, unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by this Agreement or as required by Law or Contracts existing as of the date of this Agreement, the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, the Company and its Subsidiaries shall use reasonable best efforts, when in the best interests of the Company and its Subsidiaries, to preserve their business organizations intact and maintain their existing relations and goodwill with Governmental Entities with jurisdiction over health-care related matters, customers, manufacturers (which shall not include the payment of additional money or concessions other than pursuant to existing contractual terms), suppliers, distributors, creditors, lessors and employees and keep available the services of the present employees and agents of the Company and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (i) as otherwise expressly contemplated by this Agreement or as required by Contracts existing as of the date of this Agreement, (ii) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (iii) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by laws or other applicable governing instruments or amend any term of the Shares, other than in furtherance of this Agreement;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

(iii) except as set forth in Section 6.1(a)(xi), acquire assets outside of the ordinary course of business from any other Person with an aggregate value or purchase price in excess of $750,000, other than capital expenditures within the Company’s capital expenditure budget as set forth in Section 6.1(a)(xi) of the Company Disclosure Letter;

(iv) enter into any material line of business other than the line of business in which the Company and its Subsidiaries is currently engaged as of the date of this Agreement or, except for the products set forth in Section 6.1(a)(iv) of the Company Disclosure Letter, distribute products other than the products that the Company and its Subsidiaries are currently distributing as of the date of this Agreement;

(v) other than the issuance of Shares (i) pursuant to the ESPP as contemplated by Section 4.5 or (ii) pursuant to Company Options granted prior to the date of this Agreement or as contemplated by Section 6.1(a)(xix), issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any Rights;

(vi) other than in the ordinary course of business, create or incur any Lien (other than Permitted Liens) material to the Company or any of its Subsidiaries on any assets used in the businesses of the Company or any of its Subsidiaries having a value in excess of $500,000;

(vii) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $500,000 in the aggregate;

(viii) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) with respect to any shares of capital stock of any Subsidiary, except for dividends or distributions by any direct or indirect wholly-owned Subsidiaries of the Company and pro rata dividends or distributions payable to holders of interests in non-wholly-owned Subsidiaries;

(ix) reclassify, split (including a reverse split), recapitalize, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or Rights;

(x) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (A) in the ordinary course of business not to exceed $500,000 in the aggregate or indebtedness for borrowed money incurred under existing credit facilities, (B) refinancings on commercially reasonable terms or (C) guarantees by the Company of indebtedness of wholly-owned Subsidiaries of the Company or guarantees by Subsidiaries of indebtedness of the Company;

(xi) except as set forth in Section 6.1(a)(xi) of the Company Disclosure Letter, make or authorize any capital expenditure in excess of $750,000;

(xii) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement (other than as permitted elsewhere in this Section 6.1(a));

(xiii) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or except as the Company, based upon the advice of its independent auditors after consultation with Parent, determines in good faith is advisable to conform to best accounting practices;

(xiv) except as set forth in Section 6.1(a)(xiv) of the Company Disclosure Letter, provide an indemnity in respect of any pending or threatened civil, criminal or administrative actions, suits, claims, litigations, arbitrations, investigations or other proceedings for an amount to be paid by the Company or any of its Subsidiaries in excess of, or that would reasonably be expected to be in excess of, $250,000 or which would be reasonably likely to have any adverse impact on the operations of the Company or any of its Subsidiaries, or indemnify any Person other than pursuant to a contractual obligation to do so;

(xv) enter into any consent decree, enter a guilty or nolo contendre plea, settle any civil, criminal or administration actions, suits, claims, litigations, arbitrations, investigations or other proceedings for an amount in excess of $1,000,000 or enter into any settlement that would reasonably be expected to change in any material respect the Company’s or any of its Subsidiaries’ current methods of operations;

(xvi) other than in the ordinary course of business, (A) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Material Contract (other than as permitted elsewhere in this Section 6.1(a)) or (B) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $500,000;

(xvii) except as required by Law, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods or settle or compromise any material tax liability;

(xviii) sell, lease, license or otherwise dispose of any material assets of the Company or its Subsidiaries except in the ordinary course of business or obsolete assets;

(xix) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify any Company Benefit Plans, except new hire grants committed to in writing prior to the date of this Agreement in the ordinary and usual course of business; or

(xx) increase the salary, wage, bonus or other compensation payable or to become payable to the directors, officers or employees of the Company or any of its Subsidiaries, except in the ordinary and usual course of business; or

(xxi) agree or commit to do any of the foregoing.

Notwithstanding anything to the contrary contained in this Section 6.1(a), to the extent they relate to the Partnerships, the Company’s obligations in this Section 6.1(a) shall be limited to taking such steps, such as the exercise of any veto rights, that are within the control of the Company and its Subsidiaries (other than the Partnerships).

(b) From the date of this Agreement until the Effective Time, except (i) as otherwise expressly required by this Agreement or other Contract existing on the date of this Agreement, (ii) as the Company may approve in writing (such approval not to be unreasonably withheld or delayed) or (iii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, Parent will not, and will not permit its Subsidiaries to:

(i) adopt or propose any material change in Parent’s certificate of incorporation or by laws or amend any term of the shares of Parent Common Stock;

(ii) enter into any agreement with respect to, or consummate, any acquisition by Parent or its Subsidiaries of any Person or assets, the consummation of which would require the filing of a current report on Form 8-K pursuant to Item 2.01 thereof with the SEC and which would reasonably be expected to materially hinder or delay the transactions contemplated by this Agreement;

(iii) other than the issuance of shares of Parent Common Stock issued for fair value in arm’s length transactions and other than the issuance of shares in the ordinary course of business consistent with past practices pursuant to Parent employee benefit plans, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Parent or any its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of Parent to Parent or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of such capital stock or such convertible or exchangeable securities;

(iv) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on any shares of Parent Common Stock or on any shares of capital stock of any Subsidiary, other than (A) by wholly-owned Subsidiaries and pro rata dividends or distributions payable to holders of interests in non-wholly-owned Subsidiaries and (B) Parent’s regular quarterly dividend, including any increases thereof, at record and payment dates consistent with past practices;

(v) reclassify, split (including a reverse split), recapitalize, subdivide or repurchase, redeem or otherwise acquire at prices above fair market value, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock; or

(vi) agree or commit to do any of the foregoing.

6.2. Acquisition Proposals. (a) The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors, employees, agents and representatives (any such Persons, including any investment banker, attorney or accountant, a “Representative”) shall knowingly initiate, solicit, encourage or facilitate any inquiries or the making or implementation of any proposal or offer by any Person (other than Parent or Merger Sub) with respect to (1) a merger, consolidation, share exchange, reorganization or other business combination transaction involving the Company, (2) any acquisition of any equity or other ownership interests in the Company representing, in the aggregate, 15% or more of the total voting power or economic interest of all of the outstanding equity in the Company or any equity or other ownership interests in any of the Company’s Subsidiaries having a fair market value equal to 15% or more of the market value of the outstanding Shares (based on the last closing price for such Shares prior to the date of this Agreement) or (3) any acquisition of assets of the Company or any of its Subsidiaries representing 15% or more of the total assets of the Company and its Subsidiaries, taken as a whole (any such inquiry, proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective Representatives shall provide any confidential or non-public information or data to, or engage or participate in any discussions or negotiations with, any Person relating to an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act with regard to an

Acquisition Proposal (but if any disclosure made to effect such compliance has the substantive effect of withdrawing, or modifying or qualifying in any manner adverse to Parent, the Board Recommendation or Board Approval (each, a “Change In Recommendation”), Parent shall have the right to terminate this Agreement pursuant to clause (a) of Section 8.4) and (ii) at any time prior to, but not after, the time this Agreement is adopted by the Company Requisite Vote, (A) providing confidential or non-public information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal (assuming, for this purpose only, that all references to “15%” in the definition of such term were changed to “40%”) which did not result from a knowing breach of this Section 6.2 (a “Qualifying Acquisition Proposal”); (B) discussing (but not negotiating) the material terms of a Qualifying Acquisition Proposal with the Person who made it to the extent (but only to the extent) necessary to understand and clarify it sufficiently to be able to make a determination as to whether it is a Superior Proposal (as defined below); (C) engaging or participating in any discussions other than those set forth in the preceding clause (B) or any negotiations with any Person who has made a Qualifying Acquisition Proposal; or (D) approving or recommending to the holders of Shares a Qualifying Acquisition Proposal (or agreeing to take any such action), if and only to the extent that, (1) prior to taking any action described in clause (A), (B), (C) or (D) above, after consulting with outside legal counsel the Board of Directors of the Company determines in good faith that it must take such action in order to comply with its fiduciary duties under Law; (2) prior to taking any action described in clause (A) or (C) above, the Company and the other Person referred to in such clauses execute and deliver a written confidentiality agreement on terms not materially less favorable to the Company than those contained in the Confidentiality Agreement (as defined in Section 9.8); (3) prior to taking any action described in clause (C) or (D) above, after consulting with its financial advisors and outside counsel the Board of Directors of the Company determines in good faith that the Qualifying Acquisition Proposal referred to in clauses (C) or (D) (x) is more favorable from a financial point of view to the Company’s stockholders than the Merger taking into account any Revised Terms (as defined below) offered by Parent before such action is taken and all other factors deemed to be relevant by the Board of Directors (including but not limited to the time likely to be required to consummate such Qualifying Acquisition Proposal) and (y) is reasonably likely to be consummated taking into account all legal, financial, regulatory and other factors deemed relevant in the good faith judgment of such Board (any such Qualifying Proposal as to which such Board makes such determination as to clauses (x) and (y) above, a “Superior Proposal”); and (4) prior to taking any action described in clause (C) or (D) above, the Company shall have provided written notice to Parent of the Company’s or its Board of Director’s intention to take such action, at least five days shall have elapsed since the date on which Parent received such notice and the Company shall have complied with the provisions of Section 6.2(c) in all material respects. Notwithstanding anything herein to the contrary, once the Company has given the first five days’ notice to Parent pursuant to any provision of this Section 6.2 or Section 6.4, any further notice pursuant to this Section 6.2 or Section 6.4 shall require two business days’ notice (such applicable notice period, the “Notice Period”), other than the 24-hour notice in Section 6.2(c).

(b) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. The Company will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition or other business combination transaction with the Company to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.2.

(c) The Company agrees that it will notify Parent as promptly as practicable (and, in any event, within 24 hours) after it receives any bona fide Acquisition Proposal indicating, in connection with such notice, the name of such Person and the material terms and conditions of such Acquisition Proposal and thereafter shall keep Parent promptly informed as to any material changes to such Acquisition Proposal. The Company also agrees to provide or make available any due diligence information to Parent that it is providing or making available to another Person pursuant to this Section 6.2 at the same time it provides it or makes it available to such other Person (unless it has previously been provided or made available to Parent). The Company agrees that during the Notice Periods described in subclause (4) of clause (ii) of the proviso in Section 6.2(a) and in Section 6.4, the

Company shall negotiate in good faith with Parent with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Any such revisions which Parent offers to make which, if accepted by the Company, would be legally binding on the parties to this Agreement are referred to herein as “Revised Terms”. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and Section 6.4, including the notice and Notice Periods referred to herein and therein (but, for the avoidance of doubt, shall require a two business day notice period rather than five days).

6.3. Information Supplied. Each of the Company and Parent agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the shares of Parent Common Stock in the Merger (including the prospectus and proxy statement (the “Prospectus/Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) and any amendment or supplement thereto will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting (as defined in Section 6.4), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder and the Company will cause all portions of the Prospectus/Proxy Statements related to the Company to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

6.4. Stockholders Meeting. The Company will take, in accordance with Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective, and in any event will use its reasonable best efforts (i) to convene the Stockholders Meeting not later than 120 days after the date of this Agreement (or, if later, not more than 60 days after effectiveness of the S-4 Registration Statement), (ii) to consider and vote upon the adoption of this Agreement and (iii) to cause such vote to be taken and completed (collectively, the “Stockholder Meeting Covenant”). The Board of Directors of the Company shall not make a Change In Recommendation unless (i) the Company shall have provided written notice to Parent that the Board of Directors of the Company intends to take such action, the Notice Period shall have elapsed since the date on which Parent received such notice (it being understood that the Notice Period in this circumstance shall be shortened by the minimum amount necessary for the Company or its Board of Directors to comply with any applicable time periods under Sections 14d-9 and 14e-2 of the Exchange Act, to the extent relevant) and the Company shall have complied in all material respects with the applicable provisions of Section 6.2(c), (ii) the Board of Directors of the Company shall have determined in good faith, after consulting with its outside legal counsel and financial advisors and taking into account any Revised Terms, that it must take such action in order to comply with its fiduciary duties under Law and (iii) if the Change In Recommendation is being made primarily as a result of an Acquisition Proposal, such Acquisition Proposal is a Superior Proposal. Unless and until the Board Recommendation has been withdrawn as permitted by this Agreement, the Board Approval and Board Recommendation shall be included in the Prospectus/Proxy Statement and the Board of Directors of the Company shall take all lawful action to solicit the adoption of this Agreement by the holders of Shares by the Company Requisite Vote. The Company shall submit this Agreement to the holders of Shares for adoption by them at the Stockholders Meeting (and shall use its reasonable best efforts to do so within the time period prescribed herein) whether or not the Board of Directors makes a Change In Recommendation after the date of this Agreement.

6.5. Filings; Other Actions; Notification. (a) Parent and the Company shall promptly after the date of this Agreement prepare and Parent shall file with the SEC the S-4 Registration Statement as promptly as practicable thereafter. Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall promptly thereafter mail the Prospectus/Proxy Statement to the holders of Shares. Parent and the Company shall timely and properly make all necessary filings with respect to the Merger under the Securities Laws, including filings required under SEC Rules 165, 425 and 14a-12. Parent shall promptly notify the Company of the receipt of all comments of the SEC with respect to the S-4 Registration Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide the Company copies of all correspondence between Parent and/or any of its Representatives and the SEC with respect to the S-4 Registration Statement. Parent and the Company shall each use reasonable best efforts to promptly provide responses to the SEC with respect to all comments received regarding the S-4 Registration Statement from the SEC. Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the S-4 Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 Registration Statement or for additional information.

(b) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than 10 business days after the date of this Agreement the notification and required form under the HSR Act, provided, however, that the failure to file within 10 business days will not constitute a breach of this Agreement) and to obtain prior to the Closing all material consents, registrations, approvals, permits and authorizations necessary to be obtained from any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Without limitation of the foregoing, neither Parent nor the Company shall take any action that would reasonably be expected to materially adversely affect the ability of any party to perform its covenants and obligations under this Agreement, materially delay the Effective Time or materially hinder consummation of the Merger. Without limitation of the foregoing, each of Parent, Merger Sub and the Company agrees to use its best efforts, and to take any and all steps necessary, to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any United States governmental antitrust authority or any other party, so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as practicable, and in no event later than the Termination Date, including, if the applicable waiting period under the HSR Act shall not have previously expired or been terminated, proposing and negotiating, committing to and effecting at the Effective Time, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of such of the assets, properties or businesses to be acquired by Parent pursuant to this Agreement, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement. In the event that any legal, administrative, arbitral or other proceeding, claim, suit or action is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any of the transactions contemplated by this Agreement or in the event that any Governmental Entity shall otherwise object to any of the transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company shall cooperate with each other and use best efforts to: (i) vigorously defend, contest and resist any such proceeding, claim, suit or action instituted by a private party; and (ii) have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Nothing in this Section 6.5 shall require, or be construed to require, (i) Parent to sell, divest or dispose of, or to take or to refrain from taking any action or to agree to any restriction which, in either case, in the sole judgment of Parent, is adverse to Parent with respect to, any assets, properties or businesses of Parent or any of its Subsidiaries, or to cause any of its Subsidiaries to do or agree to do any of the foregoing, or (ii) the Surviving Corporation or the Company to sell, divest or dispose of all or substantially all of the assets or operations of the Company and its Subsidiaries, taken as a whole. Subject to Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the S-4 Registration Statement). To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of Parent and the Company. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) To the extent permitted by Law, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d) Subject to Law and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent of any change, fact or condition of which any of its officers has knowledge that is reasonably expected to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger. Parent shall give prompt notice to the Company of any change, fact or condition of which any of its officers has knowledge that is reasonably expected to result in a Parent Material Adverse Effect or of any failure of any condition to the Company’s obligations to effect the Merger.

(e) Parent shall use its best efforts to obtain the ruling or opinion of legal counsel referred to in Section 4.02(d)(i) and (ii), respectively, of the Tax Responsibility Allocation Agreement between Merck & Co., Inc. (“Merck”) and Parent, dated as of August 12, 2003 or to otherwise obtain the consent of Merck to the Merger and the other transactions contemplated by this Agreement, to the extent required under such agreement.

6.6. Taxation. Subject to Section 6.2, neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

6.7. Access. Subject to Law, upon reasonable notice, the Company and Parent each shall (and shall cause its Subsidiaries to) afford the other’s Representatives (including, for this purpose, environmental consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub, and provided, further, that the foregoing shall not require the Company or Parent (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Parent, as the case may be, or any of its Subsidiaries. All requests for information made pursuant to this Section 6.7 shall be directed to an executive officer of the Company or Parent, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8. Stock Exchange Listing and De-listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be authorized for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its reasonable best efforts to cause the Shares to be no longer quoted on the Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.9. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.10. Employee Benefits. (a) Parent agrees that, during the period commencing at the Effective Time and ending on December 31, 2007, the employees of the Company and its Subsidiaries will continue to be provided with benefits under employee benefit plans listed in Section 6.10(a) of the Company Disclosure Letter that are no less favorable in the aggregate than (i) those currently provided by the Company and its Subsidiaries to such employees or (ii) those provided to comparably situated employees of Parent. For purposes of eligibility, vesting and benefit level, but not benefit accrual, Parent shall, and shall cause the Company to, grant employees of the Surviving Corporation and its Subsidiaries credit for all service with the Company and its Subsidiaries prior to the Effective Time to the extent such service was recognized by the Company and its Subsidiaries. Nothing herein shall preclude Parent (x) from terminating any Company Benefit Plan or (y) from limiting participation in such plans by highly compensated employees to the extent necessary to comply with applicable discrimination requirements of the Code. Parent shall, and shall cause the Surviving Corporation to, honor paid time off obligations accrued by employees of the Company and its Subsidiaries prior to the Effective Time, but only to the extent such obligations are reported as a liability on the Company’s balance sheet as of the Effective Time.

(b) Parent shall, and shall cause the Surviving Corporation to, honor the Company’s bonus program currently in place for the fiscal year ending June 30, 2005 to the extent bonuses are due and owing under that program after the Effective Time. The bonus program will be based on targets previously established by the Company’s Board of Directors up to the maximum available, but not to exceed the amount accrued in accordance with GAAP at June 30, 2005, as approved by Parent’s Controller and outside auditor. For the partial performance year ending December 31, 2005, Parent shall cause the Surviving Corporation to provide pro rated bonus opportunities consistent with the Company’s bonus program and based on performance during such partial year; provided, however, that bonus payments for such partial year shall not exceed the amount accrued by the Company in respect of such partial year, such accrual to be reviewed and approved by Parent’s Controller and outside auditor. For this pro rated bonus, eligibility and bonus opportunity will be set consistent with the Company’s past practice. For calendar year 2006, Parent shall cause the Company to maintain a bonus program for its employees that provides for eligibility and bonus opportunities that are consistent with the Company’s past practice.

(c) Following the Effective Time, Parent shall make a 2005 annual stock option grant to employees of the Company and its Subsidiaries consistent with the Company’s historical annual grant practices. For 2006, Parent shall provide an annual stock option grant from the share pool available under the Stock Plan assumed by Parent pursuant to Section 4.5 to eligible employees of the Company and its Subsidiaries (determined based on the Company’s historic grant practice) using the value of awards made to similarly situated Parent employees determined as if Parent awards were made exclusively in stock options. For performance years beginning on or after January 1, 2006, annual stock option grants to employees of the Company and its Subsidiaries shall be made at the time Parent makes annual awards to its employees; provided, however, that any grant made in 2006 shall be pro rated to take into account any such award made by Parent in 2005. In addition, Parent and the Company agree that the Company may make binding commitments for new hire and promotion grants of options to purchase Parent Common Stock from the date of this Agreement through the Effective Time conditional upon the closing of the Merger without violating this Agreement, provided such grants are consistent with past practice and the Company’s new hire and promotion guidelines as set forth on Section 6.10(c) of the Company Disclosure Letter, and contain terms and conditions and are in an amount agreed to by Parent in advance. Such grants shall be made only after the Effective Time and shall be made at the time of, and on the same terms and conditions as, the 2005 annual grants described in this Section 6.10(c). Parent shall not be obligated to honor any promised awards that have not been approved in advance or that exceed the above guidelines. The approval referred to in this Section 6.10(c) may be made by the Parent’s Chief Executive Officer, Chief Operating Officer or Senior Vice President, Human Resources.

(d) Following the Effective Time through the earlier of December 31, 2007 or the date on which there are no shares remaining for issuance under the ESPP, and subject to any requirement to obtain stockholder approval of the ESPP, employees of the Company and its Subsidiaries shall be eligible to participate in the ESPP to purchase shares of Parent Common Stock to the same extent that they were entitled to participate in the ESPP prior to the Effective Time. If the Parent amends its employee stock purchase plan to increase the shares available for purchase under such plan or adopts a new employee stock purchase plan, in each case that is submitted to stockholders for approval, Parent shall either (i) provide that employees of the Surviving Corporation and its Subsidiaries are eligible to participate in such plan, subject to the terms and conditions applicable to Parent’s employees, or (ii) adopt a separate plan for employees of the Surviving Corporation and its Subsidiaries with terms and conditions no less favorable than those applicable to Parent’s employees.

(e) Following the Effective Time, Parent shall cause the Company and its Subsidiaries to provide 2005 merit salary adjustments to their employees consistent with the historical practices of the Company and its Subsidiaries. For performance years beginning on or after January 1, 2006, annual merit increases shall be made at the time Parent provides annual merit increases to its employees; provided, however, that any merit increase in 2006 shall be pro rated to take into account any such increase made by the Company or its Subsidiaries in 2005.

(f) Following the Effective Time through December 31, 2006, Parent shall adopt and maintain or cause the Surviving Corporation to maintain for the benefit of employees of the Surviving Corporation and its Subsidiaries the Company’s Executive Deferred Compensation Plan; provided, however, that this obligation shall not extend to any additional matching contribution for senior executives except to the extent provided in a Key Employee Agreement.

(g) The Company agrees to cooperate with Parent to obtain waivers of existing employment agreements that do not have a specific term with, and to obtain confidentiality agreements and covenants against competition and solicitation from, certain key employees identified by Parent.

6.11. Expenses. Except as otherwise provided in Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the printing and mailing of the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company.

6.12. Indemnification; Directors’ and Officers’ Insurance. (a) Parent agrees that, from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each current and former director and officer of the Company or any of its Subsidiaries and any of its or their predecessors (in each case, for acts or failures to act in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under its certificate of incorporation or by-laws as in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation also shall advance expenses as incurred to the fullest extent permitted under Law, provided, however, that the Person to whom expenses are advanced provides an undertaking as required by Delaware Law).

(b) Parent and the Surviving Corporation agree that all rights to indemnification and all limitations on liability existing in favor of the directors and officers of the Company as provided in the certificate of incorporation and by-laws (or other comparable governing instruments) of the Company and its Subsidiaries as in effect on the date of this Agreement or in any indemnification agreement with such Persons in existence on the date of this Agreement that has been disclosed in Company Reports filed prior to the date of this Agreement shall remain in full force and effect, and Parent shall cause such rights to indemnification and limitations on liability to be honored by such entities or their respective successors, without any amendment thereto; provided that nothing in this Section 6.12(b) shall be deemed to preclude the liquidation, consolidation or merger of the Surviving Corporation, subject to paragraph (e) below.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof (it being understood that the Surviving Corporation has received notice of the matters set forth in Section 6.12(c) of the Company Disclosure Letter). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation does not elect to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall be obligated to pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, further, that the fewest number of counsel necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter; and (iii) the Surviving Corporation shall not be liable for any settlement effected without the prior written consent of Parent or the Surviving Corporation; provided, however, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by Law.

(d) The Surviving Corporation shall maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of this Agreement, which is set forth on Section 6.12 of the Company Disclosure Letter (the “Current Premium”); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period, the Surviving Corporation will use its reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium (such 200% amount, the “Maximum Annual Premium”). In addition, the Company may purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company; provided, that the amount paid by the Company shall not exceed six times the Maximum Annual Premium. If such “tail”

prepaid policy has been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder, and all other obligations under this Section 6.12(d) shall terminate.

(e) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

(f) The Indemnified Parties to whom this Section 6.12 applies shall be third party beneficiaries of this Section 6.12. The provisions of this Section 6.12 are intended to be for the benefit of and shall be enforceable by each Indemnified Party and his or her heirs and representatives.

(g) Parent hereby unconditionally guarantees all of the Surviving Corporation’s obligations that may arise pursuant to this Section 6.12 from and after the Effective Time.

6.13. Takeover Statute. If any Takeover Statute is or may become applicable to the Shares, the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Shares, the Merger or such other transactions, as applicable.

6.14. Key Employee Agreements. The Company shall not agree to amend or terminate any of the Key Employee Agreements without the prior written approval of Parent.

6.15. Financing. Parent shall take all actions necessary to ensure that is has available to it, at the Effective Time, all funds necessary for the payment of the Merger Consideration and all funds necessary to satisfy all of its and the Surviving Corporation’s obligations under Article IV of this Agreement. Further, Parent will give prompt notice to the Company (and subsequently keep the Company informed on a current basis) upon its becoming aware of any developments that are reasonably likely to cause or constitute a breach of Section 5.2(l) or the foregoing sentence of this Section 6.14 (and in any event within 48 hours of the time Parent becomes aware of such development).

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote (“Stockholder Approval”).

(b) NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) other than the filing provided for in Section 1.3, all notices, reports, applications and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the Merger by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be), except, in the case of clause (ii), (A) those consents set forth in Section 5.1(d) of the Company Disclosure Letter or (B) any failures to obtain such consents that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d) Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, order, writ, injunction, decree or award (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect and enjoins or prohibits consummation of the Merger.

(e) S-4 Registration Statement. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened and, in each case, be continuing.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d)(ii)(A), 5.1(j), 5.1(s) and 5.1(t) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) any failure of any of the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) shall not have had, or reasonably be expected to have, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company as to the matters set forth in clauses (i) and (ii) of this Section 7.2(a).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of Chief Financial Officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The Company and Parent (on behalf of itself and Merger Sub) shall execute and deliver to Sullivan & Cromwell LLP customary representation letters at such time or times as reasonably requested by Sullivan & Cromwell LLP in connection with its delivery of the opinion referred to in this Section 7.2(c).

(d) No Debarment or Exclusion. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that shall have become final and non-appealable for the debarment or exclusion of the Company or any of its Subsidiaries under Medicare or any Medicaid program.

(e) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Sections 5.2(a), 5.2(b), 5.2(c), 5.2(d), 5.2(e)(ii)(A) and 5.2(l) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) any failure of any of the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any materiality or Parent Material Adverse Effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), shall not have had, or reasonably be expected to have, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent as to the matters set forth in clauses (i) and (ii) of this Section 7.3(a).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received the opinion of Alston & Bird LLP, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The Company and Parent (on behalf of itself and Merger Sub) shall execute and deliver to Alston & Bird LLP customary representation letters at such time or times as reasonably requested by Alston & Bird LLP in connection with its delivery of the opinion referred to in this Section 7.3(c).

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, discovery or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after Stockholder Approval, by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or the Company if (a) the Merger shall not have been consummated by November 30, 2005 (the “Termination Date”), (b) a vote on the adoption of this Agreement by the stockholders of the Company shall have been taken and completed at the Stockholders Meeting or at any adjournment or postponement thereof and the Company Requisite Vote shall not have been obtained or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of the Company if (a) prior to the Stockholder Approval, the Board of Directors of the Company shall have approved a Superior Proposal in accordance in all material respects with the requirements of Section 6.2 and authorized the Company to enter into a binding written agreement providing for such Superior Proposal and the Company shall have paid to Parent the Termination Fee in accordance with Section 8.5(a) or (b) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of this Agreement, in each case in a manner that would cause the condition in Section 7.3(a) or 7.3(b), as the case may be, not to be satisfied (assuming any such subsequent date was the Closing Date) and such breach or failure to be true and correct is not curable or, if curable, is not cured with 30 days after the Company shall have given written notice thereof to Parent.

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of Parent if (a) prior to Stockholder Approval, the Board of Directors of the Company shall have made, or agreed to make, a Change In Recommendation, (b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of this Agreement, in each case in a manner that would cause the condition in Section 7.2(a) or 7.2(b), as the case may be, not to be satisfied (assuming any such subsequent date was the Closing Date) and such breach or failure to be true or correct is not curable or, if curable, is not cured within 30 days after Parent shall have given written notice thereof to the Company, (c) the Company shall have breached the Stockholder Meeting Covenant or (d) to the knowledge of the Company or any member of its Board of Directors and with the acquiescence or approval of any of its directors or any of the Persons listed in Section 5.1(e) of the Company Disclosure Letter, the Company shall have breached, prior the Stockholder Approval, any of its obligations under Section 6.2 of this Agreement in any respect that is materially adverse to Parent’s interests under this Agreement.

8.5. Effect of Termination and Abandonment. (a) In the event of the termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers or other Representatives); provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement prior to such termination.

(b) In the event that (i) a bona fide Acquisition Proposal (assuming, for this purpose only, that all references to “15%” in the definition of such term were changed to “40%”) (a “Covered Proposal”)) shall have been made to the Company or any of its Subsidiaries and its existence shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company or any of its Subsidiaries and thereafter this Agreement is terminated (A) by either Parent or the Company pursuant to Section 8.2(a) (where the only condition not satisfied or waived is the one set forth in Section 7.1(a)) or Section 8.2(b) (and such Covered Proposal or publicly announced intention shall not have been withdrawn at the time of the Stockholders Meeting) or (B) by Parent pursuant to Section 8.4(a) or Section 8.4(c), (ii) this Agreement is terminated by Parent pursuant to Section 8.4(d) or by the Company pursuant to Section 8.3(a), then the Company shall promptly, but in no event later than the date of termination (in the case of a termination pursuant to 8.3(a)) or two business days after the date of such termination (in the other cases specified in this Section 8.5(b)), pay Parent a termination fee of $60 million (the “Termination Fee”) and (if in the case of a termination pursuant to clause (i) of this paragraph (b), there shall be no condition contained in Article VII of this Agreement that, as of the time of such termination, shall not have been satisfied as a result of a breach of this Agreement by Parent) shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the documented out-of-pocket expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15 million, in each case payable by wire transfer of same day funds; provided, however, that (1) no Termination Fee shall be payable to Parent pursuant to clause (i) of this paragraph

(b) and (2) no payment of expenses incurred by Parent or Merger Sub shall be payable as a result of the termination of this Agreement by either Parent or the Company pursuant to Section 8.2(a), in each case, unless and until the Company consummates, or enters into a definitive agreement providing for, any Covered Proposal with any Person (other than Parent or its Affiliates) within 12 months after the date on which this Agreement is so terminated. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee, charges or expenses to which reference is made in this paragraph (b), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee and/or out-of-pocket expenses become payable and are paid by the Company pursuant to this Section 8.5(b), the Termination Fee and out-of-pocket expenses shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Sections 6.6 (Taxation), 6.8 (Stock Exchange Listing and De-listing), 6.10 (Employee Benefits), 6.11 (Expenses) and 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the Board of Directors of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by Law.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6. Specific Performance; Exclusive Remedies. The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof. Accordingly, the Parties shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to seek and obtain temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

9.7. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Parent or Merger Sub

Medco Health Solutions, Inc.,

100 Parsons Pond Drive,

Franklin Lakes, New Jersey 07417.

Attention: David S. Machlowitz, Esq.,

Senior Vice President,

General Counsel & Secretary,

fax: (201) 269-1005

(with a copy to Benjamin F. Stapleton, III, Esq.

and Duncan McCurrach, Esq.,

Sullivan & Cromwell LLP,

125 Broad Street, New York, NY 10004,

fax: (212) 558-3588).

if to the Company

Accredo Health, Incorporated,

1640 Century Center Parkway,

Suite 101,

Memphis, TN 38134.

Attention: Thomas W. Bell, Jr.,

fax: (901) 385-3689

(with a copy to Steven L. Pottle, Esq.,

Alston & Bird LLP,

One Atlantic Center,

1201 West Peachtree Street,

Atlanta, Georgia 30309,

fax: (404) 881-7777).

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.8. Entire Agreement; NO OTHER REPRESENTATIONS. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated February 2, 2005, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.9. No Third Party Beneficiaries. Except as provided in Section 6.12(e), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

9.10. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.11. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each of the Company and Parent has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of the Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the Person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement, that such item is material, that such item would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, or that such item is an admission of a violation of any Law. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or other similar terms in this Agreement.

9.14. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MEDCO HEALTH SOLUTIONS, INC.

By	/s/ DAVID B. SNOW, JR.
Name:	David B. Snow, Jr.
Title:	Chairman & CEO

RAPTOR MERGER SUB, INC.

By	/s/ EDWARD FARGIS
Name:	Edward Fargis
Title:	Secretary

ACCREDO HEALTH, INCORPORATED

By	/s/ DAVID D. STEVENS
Name:	David D. Stevens
Title:	CEO

ANNEX A

DEFINED TERMS

Terms	Section
Acquisition Proposal	6.2(a)
Adjusted Conversion Number	4.5(a)
Agreement	Preamble
Affiliate	5.1(b)
Average Closing Price	4.1(a)
Bankruptcy and Equity Exception	5.1(c)
Base Merger Consideration	4.1(d)
Board Approval	5.1(c)(ii)
Board Recommendation	5.1(c)(ii)
By-Laws	2.2
Cash Consideration	4.1(a)
CERCLA	5.1(k)
Certificate	4.1(a)
Certificate of Incorporation	2.1
Certificate of Merger	1.3
Change In Recommendation	6.2(a)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Audit Date	5.1(e)
Company Benefit Plans	5.1(h)(i)
Company Disclosure Letter	5.1
Company ERISA Affiliate	5.1(h)(iii)
Company ERISA Plans	5.1(h)(ii)
Company IP Rights	5.1(p)(ii)(B)
Company Material Adverse Effect	5.1(a)
Company Material Contract	5.1(q)(ii)
Company Option	4.5(a)
Company Pension Plan	5.1(h)(ii)
Company Reports	5.1(e)
Company Requisite Vote	5.1(c)
Confidentiality Agreement	9.8
Constituent Corporations	Preamble
Contracts	5.1(d)(ii)
Conversion Number	4.1(a)
Costs	6.12
Covered Proposal	8.5(b)
Current Premium	6.12(d)
D&O Insurance	6.12(d)
DEA	5.1(g)(i)
DGCL	1.1
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
Effective Time	1.3
Employees	5.1(h)(i)

Terms	Section
Environmental Laws	5.1(k)
Environmental Liability	5.1(k)
ERISA	5.1(h)(i)
ESPP	4.5(c)
Exchange Act	5.1(b)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Excluded Shares	4.1(a)
Final Purchase Date	4.5(c)
GAAP	5.1(a)
Governmental Consents	7.1(c)
Governmental Entity	5.1(d)
Hazardous Substance	5.1(k)
HHS	5.1(g)(i)
HSR Act	5.1(b)
Indemnified Parties	6.12(a)
IP Rights	5.1(p)
IRS	5.1(h)(ii)
Key Employee Agreements	Recitals
knowledge of the Company	5.1(e)(v)
knowledge of the Parent	5.2(f)(v)
Law or Laws	5.1(i)(i)
Liens	5.1(b)
Maximum Annual Premium	6.12(d)
Merck	6.5(e)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
Nasdaq	5.1(d)
Net Stock Consideration	4.1(d)
Notice Period	6.2
NYSE	4.1(a)
Order	7.1(d)
Parent	Preamble
Parent Audit Date	5.2(f)
Parent Common Stock	4.1(a)
Parent Companies	4.1(a)
Parent Disclosure Letter	5.2
Parent Material Adverse Effect	5.2(a)
Parent Preferred Shares	5.2(b)
Parent Reports	5.2(f)
Parent Stock Plans	5.2(b)
Partnerships	4.1(a)
PBGC	5.1(h)(iii)
Permitted Lien	5.1(f)(iii)
Permits	5.1(i)
Person	4.1(a)
Preferred Shares	5.1(b)
Prospectus/Proxy Statement	6.3
Qualifying Acquisition Proposal	6.2(a)

Terms	Section
Representative	6.2(a)
Revised Terms	6.2(c)
Rights	5.1(b)
Rights Agreement	5.1(b)
S-4 Registration Statement	6.3
SEC	4.5(b)
Securities Act	5.1(d)
Shares	4.1(a)
SOX Act	5.1(e)
Stock Consideration	4.1(a)
Stock Plans	5.1(b)
Stockholder Approval	7.1(a)
Stockholder Meeting Covenant	6.4
Stockholders Meeting	6.4
Subsidiary	4.1(a)
Superior Proposal	6.2(a)
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax	5.1(m)
Tax Return	5.1(m)
Taxable	5.1(m)
Taxes	5.1(m)
Termination Date	8.2
Termination Fee	8.5(b)
Third-Party IP Rights	5.1(p)(ii)(B)

EXHIBIT A

(Persons Executing Employee Retention Agreements)

1. David D. Stevens

2. Joel R. Kimbrough

3. Thomas W. Bell, Jr.

4. Kyle J. Callahan

5. Steve Fitzpatrick

6. Jon Peters

7. Harry Travis

8. Susan Zasoski

ANNEX B

STRICTLY CONFIDENTIAL

February 22, 2005

Board of Directors

Accredo Health, Inc.

1640 Century Center Parkway, Suite 101

Memphis, Tennessee 38134

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.01 (the “Common Stock”) of Accredo Health, Inc. (the “Company”) of the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of the Company with and into a merger subsidiary of Medco Health Solutions, Inc. pursuant and subject to the terms of the Agreement and Plan of Merger among the Company, Medco Health Solutions, Inc. (“Medco”) and the Medco merger subsidiary dated as of February 22, 2005 (the “Agreement”). Under the terms of the Agreement, the consideration to be received by the shareholders of the Company in exchange for each outstanding share of Common Stock will be $22.00 in cash plus $22.00 in shares of Medco common stock based on an exchange ratio of 0.49107 (the “Merger Consideration”). The exchange ratio will be adjusted at closing of the Merger, either downward or upward, to ensure that the value of the Merger Consideration does not exceed $47.00 or fall below $41.00 based on the Medco average stock price for the ten-day period prior to closing, subject to a maximum exchange ratio of 0.55882.

In connection with our review of the proposed Merger and the preparation of our opinion, we have:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the audited financial statements of the Company as of and for the years ended June 30, 2003 and 2004 and the unaudited financial statements for the six month periods ended December 31, 2003 and 2004;

3.	reviewed the audited financial statements of Medco as of and for the years ended December 31, 2002 and 2003 and the unaudited financial statements for the year ended December 31, 2004;

4.	reviewed the Company’s annual report filed on Form 10-K for the fiscal year ended June 30, 2004 and the quarterly report filed on form 10-Q for the quarter ended December 31, 2004;

5.	reviewed Medco’s annual report filed on Form 10-K for the year ended December 30, 2003 and the quarterly report filed on form 10-Q for the quarter ended September 30, 2004;

6.	reviewed other Company and Medco financial and operating information requested from and/or provided by the Company and Medco, respectively;

7.	reviewed certain other publicly available information on the Company and Medco;

8.	discussed with members of the senior managements of the Company and Medco certain information relating to the aforementioned; and

9.	considered such other quantitative and qualitative factors that we deemed to be relevant to our analysis.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Medco, or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent

Board of Directors

Accredo Health, Inc

February 22, 2005

appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. Based upon the terms specified in the Agreement, we have assumed that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986.

In conducting our investigation and analyses and in arriving at our opinion, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) the current and projected financial position and results of operations of the Company; (ii) the historical market prices and trading activity of the Common Stock of the Company; (iii) historical and projected revenues, operating earnings, net income, and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) historical acquisition premiums paid relative to the market stock prices of selected companies; (vi) the discounted present value of the projected future cash flows of the Company; (vii) the pro forma impact of the Merger on the historical and projected earnings per share of Medco; (viii) the pro rata contribution of the Company to the historical and projected financial results of Medco, giving pro forma effect to the Merger; and (ix) the general condition of the securities markets.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement, or the availability or advisability of any alternatives to the Merger. In the capacity of rendering this opinion, we have reviewed the terms of the Agreement and offer no judgment as to the negotiations resulting in such terms. This letter does not express any opinion as to the likely trading range of Medco stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Medco at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James also will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Medco for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors

Acccredo Health, Inc

February 22, 2005

Our opinion is based upon market, economic, financial, and other circumstances and conditions existing and disclosed to us as of February 22, 2005, and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which we are under no obligation to undertake.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of February 22, 2005, the Merger Consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

/s/    RAYMOND JAMES & ASSOCIATES, INC.

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

As permitted by Section 145 of the DGCL, Article IV of Medco’s by-laws provides that Medco shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or officer of the corporation, or is or was serving at the request of Medco as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Medco, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while services as a director, officer, employee or agent, will be indemnified and held harmless by Medco to the fullest extent authorized by the DGCL, against expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit, or proceeding.

Article VII of Medco’s by-laws further states that such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of such person’s heirs, executors and administrators.

Medco’s certificate of incorporation also provides that no director will be liable to Medco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation is not permitted under the DGCL.

Medco has purchased insurance on behalf of any person who is or was a director, officer, employee or agent of Medco, or is or was serving at the request of Medco as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Medco would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent that Medco maintains any policy or policies providing such insurance, each such director officer, and each such agent or employee to which right so indemnification have been granted shall be covered by such policy or policies in accordance with its or their terms to the maximum extend of the coverage for any such director, officer, employee or agent.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 22, 2005, among Medco Health Solutions, Inc., Raptor Merger Sub, Inc. and Accredo Health, Incorporated (included as Annex A to the document forming a part of this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of Medco, filed with the Secretary of State of the State Delaware on July 31, 2003 (incorporated by reference to Exhibit 3.1 to Medco’s 2003 Annual Report on Form 10-K)

3.2	Amended and Restated By-laws of Medco (incorporated by reference to Exhibit 3.2 to Medco’s 2003 Annual Report on Form 10-K)

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered

8.1	Opinion of Sullivan & Cromwell LLP as to certain U.S. federal income tax matters

8.2	Opinion of Alston & Bird LLP as to certain U.S. federal income tax matters

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Ernst & Young LLP

23.4	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.1 to this Registration Statement)

23.5	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 8.1 to this Registration Statement)

23.6	Consent of Alston & Bird LLP (included as part of Exhibit 8.2 to this Registration Statement)

23.7	Consent of Raymond James & Associates, Inc.

24.1	Power of Attorney*

99.1	Form of Proxy Card

99.2	Opinion of Raymond James & Associates, Inc. (included as Annex B to the proxy statement/prospectus included in this Registration Statement)

*	Previously filed.

ITEM 22. UNDERTAKINGS.

(A) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%

change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Medco undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(E) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F) The undersigned registrant hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Franklin Lakes, New Jersey, on this 8th day of July, 2005.

MEDCO HEALTH SOLUTIONS, INC.

By:	/S/ DAVID B. SNOW, JR.
Name:	David B. Snow, Jr.
Title:	Chairman, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID B. SNOW, JR. David B. Snow, Jr.	Chairman, President, Chief Executive Officer and Director	July 8, 2005

/S/ JOANN A. REED JoAnn A. Reed	Senior Vice President, Finance and Chief Financial Officer	July 8, 2005

/S/ RICHARD J. RUBINO Richard J. Rubino	Senior Vice President and Controller	July 8, 2005

* Howard W. Barker, Jr.	Director	July 8, 2005

* John L. Cassis	Director	July 8, 2005

* Michael Goldstein	Director	July 8, 2005

* Lawrence S. Lewin	Director	July 8, 2005

* Charles M. Lillis	Director	July 8, 2005

* Edward H. Shortliffe	Director	July 8, 2005

* Brian L. Strom	Director	July 8, 2005

* Blenda J. Wilson	Director	July 8, 2005

*	/S/ EDWARD C. FARGIS Attorney-in-fact for each of the persons indicated	July 8, 2005

EXHIBITS LIST

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 22, 2005, among Medco Health Solutions, Inc., Raptor Merger Sub, Inc. and Accredo Health, Incorporated (included as Annex A to the document forming a part of this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of Medco, filed with the Secretary of State of the State Delaware on July 31, 2003 (incorporated by reference to Exhibit 3.1 to Medco’s 2003 Annual Report on Form 10-K)

3.2	Amended and Restated By-laws of Medco (incorporated by reference to Exhibit 3.2 to Medco’s 2003 Annual Report on Form 10-K)

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered

8.1	Opinion of Sullivan & Cromwell LLP as to certain U.S. federal income tax matters

8.2	Opinion of Alston & Bird LLP as to certain U.S. federal income tax matters

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Ernst & Young LLP

23.4	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.1 to this Registration Statement)

23.5	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 8.1 to this Registration Statement)

23.6	Consent of Alston & Bird LLP (included as part of Exhibit 8.2 to this Registration Statement)

23.7	Consent of Raymond James & Associates, Inc.

24.1	Power of Attorney*

99.1	Form of Proxy Card

99.2	Opinion of Raymond James & Associates, Inc. (included as Annex B to the proxy statement/prospectus included in this Registration Statement)

*	Previously filed